LEY No. 2276 29 NOV 2022

POR LA CUAL SE DECRETA EL PRESUPUESTO DE RENTAS Y RECURSOS DE CAPITAL Y LEY DE APROPIACIONES PARA LA VIGENCIA FISCAL DEL 1o. DE ENERO AL 31 DE DICIEMBRE DE 2023

EL CONGRESO DE COLOMBIA

D E C R E T A:

PRIMERA PARTE

CAPÍTULO I
PRESUPUESTO DE RENTAS Y RECURSOS DE CAPITAL

ARTÍCULO 1o. PRESUPUESTO DE RENTAS Y RECURSOS DE CAPITAL.
Fíjense los cómputos del presupuesto de rentas y recursos de capital del Tesoro de la Nación para la vigencia fiscal del 1o. de enero al 31 de diciembre de 2023, en la suma de CUATROCIENTOS CINCO BILLONES SEISCIENTOS VEINTINUEVE MIL TRESCIENTOS MILLONES DE PESOS MONEDA LEGAL ($405.629.300.000.000), según el detalle que se encuentra a continuación:

RENTAS DEL PRESUPUESTO GENERAL DE LA NACIÓN

CONCEPTO	TOTAL
I - INGRESOS DEL PRESUPUESTO NACIONAL	**385.908.069.029.356**
1. INGRESOS CORRIENTES DE LA NACIÓN	254.183.496.000.000
2. RECURSOS DE CAPITAL DE LA NACIÓN	115.803.492.448.673
5. CONTRIBUCIONES PARAFISCALES DE LA NACIÓN	2.677.382.375.076
6. FONDOS ESPECIALES DE LA NACIÓN	13.243.698.205.607
II - INGRESOS DE LOS ESTABLECIMIENTOS PÚBLICOS	**19.721.230.970.644**
0209 AGENCIA PRESIDENCIAL DE COOPERACIÓN INTERNACIONAL DE COLOMBIA, APC - COLOMBIA	
31012. RECURSOS DE CAPITAL	105.569.200.000
0213 AGENCIA NACIONAL INMOBILIARIA VIRGILIO BARCO VARGAS	
31012. RECURSOS DE CAPITAL	4.000.000
0324 SUPERINTENDENCIA DE SERVICIOS PÚBLICOS DOMICILIARIOS	
31011. INGRESOS CORRIENTES	216.611.414.415
0402 FONDO ROTATORIO DEL DANE	
31011. INGRESOS CORRIENTES	25.879.000.000
31012. RECURSOS DE CAPITAL	1.176.000.000
0403 INSTITUTO GEOGRÁFICO AGUSTÍN CODAZZI - IGAC	
31011. INGRESOS CORRIENTES	33.893.029.584

RENTAS DEL PRESUPUESTO GENERAL DE LA NACIÓN

CONCEPTO		TOTAL
0503	**ESCUELA SUPERIOR DE ADMINISTRACIÓN PÚBLICA (ESAP)**	
31011.	INGRESOS CORRIENTES	26.071.391.634
31012.	RECURSOS DE CAPITAL	148.466.775.454
3301.	CONTRIBUCIONES PARAFISCALES DE LOS ESTABLECIMIENTOS PÚBLICOS	187.424.519.283
1102	**FONDO ROTATORIO DEL MINISTERIO DE RELACIONES EXTERIORES**	
31011.	INGRESOS CORRIENTES	192.765.000.000
31012.	RECURSOS DE CAPITAL	24.608.024.492
1104	**UNIDAD ADMINISTRATIVA ESPECIAL MIGRACIÓN COLOMBIA**	
31011.	INGRESOS CORRIENTES	24.225.000.000
31012.	RECURSOS DE CAPITAL	2.759.804.824
1204	**SUPERINTENDENCIA DE NOTARIADO Y REGISTRO**	
31011.	INGRESOS CORRIENTES	568.163.810.799
31012.	RECURSOS DE CAPITAL	140.000.000.000
32.	FONDOS ESPECIALES ESTABLECIMIENTOS PÚBLICOS	70.216.000.000
1208	**INSTITUTO NACIONAL PENITENCIARIO Y CARCELARIO - INPEC**	
31011.	INGRESOS CORRIENTES	54.400.000
32.	FONDOS ESPECIALES ESTABLECIMIENTOS PÚBLICOS	107.378.600.000
1309	**SUPERINTENDENCIA DE LA ECONOMÍA SOLIDARIA**	
31011.	INGRESOS CORRIENTES	33.886.481.784
31012.	RECURSOS DE CAPITAL	30.839.837.950
1310	**UNIDAD ADMINISTRATIVA ESPECIAL DIRECCIÓN DE IMPUESTOS Y ADUANAS NACIONALES**	
31011.	INGRESOS CORRIENTES	4.030.000.000
31012.	RECURSOS DE CAPITAL	4.396.000.000
1313	**SUPERINTENDENCIA FINANCIERA DE COLOMBIA**	
31011.	INGRESOS CORRIENTES	321.661.762.093
1503	**CAJA DE RETIRO DE LAS FUERZAS MILITARES**	
31011.	INGRESOS CORRIENTES	304.568.000.000
31012.	RECURSOS DE CAPITAL	59.935.000.000
1507	**INSTITUTO CASAS FISCALES DEL EJÉRCITO**	
31011.	INGRESOS CORRIENTES	25.926.431.003
31012.	RECURSOS DE CAPITAL	23.891.000.000
1508	**DEFENSA CIVIL COLOMBIANA, GUILLERMO LEÓN VALENCIA**	
31011.	INGRESOS CORRIENTES	3.648.000.000
31012.	RECURSOS DE CAPITAL	300.000.000
1510	**CLUB MILITAR DE OFICIALES**	
31011.	INGRESOS CORRIENTES	44.319.292.845
31012.	RECURSOS DE CAPITAL	7.153.000.000
1511	**CAJA DE SUELDOS DE RETIRO DE LA POLICÍA NACIONAL**	
31011.	INGRESOS CORRIENTES	321.467.000.000
31012.	RECURSOS DE CAPITAL	18.485.000.000
1512	**FONDO ROTATORIO DE LA POLICÍA**	
31011.	INGRESOS CORRIENTES	241.503.624.184
31012.	RECURSOS DE CAPITAL	135.021.000.000
1516	**SUPERINTENDENCIA DE VIGILANCIA Y SEGURIDAD PRIVADA**	
31011.	INGRESOS CORRIENTES	27.392.398.162
31012.	RECURSOS DE CAPITAL	1.977.601.838
1519	**HOSPITAL MILITAR**	
31011.	INGRESOS CORRIENTES	404.841.102.049

RENTAS DEL PRESUPUESTO GENERAL DE LA NACIÓN

CONCEPTO		TOTAL
31012.	RECURSOS DE CAPITAL	800.000.000
1520	AGENCIA LOGÍSTICA DE LAS FUERZAS MILITARES	
31011.	INGRESOS CORRIENTES	448.284.836.893
31012.	RECURSOS DE CAPITAL	24.443.000.000
1702	INSTITUTO COLOMBIANO AGROPECUARIO (ICA)	
31011.	INGRESOS CORRIENTES	60.739.417.000
31012.	RECURSOS DE CAPITAL	3.509.657.253
1715	AUTORIDAD NACIONAL DE ACUICULTURA Y PESCA - AUNAP	
31011.	INGRESOS CORRIENTES	4.663.112.757
31012.	RECURSOS DE CAPITAL	4.129.131.428
1717	AGENCIA NACIONAL DE TIERRAS - ANT	
31011.	INGRESOS CORRIENTES	2.744.764.124
31012.	RECURSOS DE CAPITAL	1.158.523.168
1718	AGENCIA DE DESARROLLO RURAL - ADR	
31011.	INGRESOS CORRIENTES	833.828.729
31012.	RECURSOS DE CAPITAL	3.660.840.120
1903	INSTITUTO NACIONAL DE SALUD (INS)	
31011.	INGRESOS CORRIENTES	6.389.565.000
1910	SUPERINTENDENCIA NACIONAL DE SALUD	
31011.	INGRESOS CORRIENTES	193.853.436.000
31012.	RECURSOS DE CAPITAL	83.923.333.491
1912	INSTITUTO NACIONAL DE VIGILANCIA DE MEDICAMENTOS Y ALIMENTOS - INVIMA	
31011.	INGRESOS CORRIENTES	199.743.340.013
31012.	RECURSOS DE CAPITAL	49.000.000.000
1913	FONDO DE PREVISIÓN SOCIAL DEL CONGRESO	
31011.	INGRESOS CORRIENTES	12.721.000.000
31012.	RECURSOS DE CAPITAL	47.680.000.000
1914	FONDO PASIVO SOCIAL DE FERROCARRILES NACIONALES DE COLOMBIA	
31011.	INGRESOS CORRIENTES	119.077.809.000
31012.	RECURSOS DE CAPITAL	31.539.457.000
2103	SERVICIO GEOLÓGICO COLOMBIANO	
31011.	INGRESOS CORRIENTES	112.695.672.220
31012.	RECURSOS DE CAPITAL	1.628.719.969
2109	UNIDAD DE PLANEACIÓN MINERO ENERGÉTICA - UPME	
31011.	INGRESOS CORRIENTES	52.403.388.442
31012.	RECURSOS DE CAPITAL	958.611.558
2110	INSTITUTO DE PLANIFICACIÓN Y PROMOCIÓN DE SOLUCIONES ENERGÉTICAS PARA LAS ZONAS NO INTERCONECTADAS - IPSE	
31012.	RECURSOS DE CAPITAL	3.898.070.321
2111	AGENCIA NACIONAL DE HIDROCARBUROS - ANH	
31011.	INGRESOS CORRIENTES	172.564.192.647
31012.	RECURSOS DE CAPITAL	1.581.996.464.108
2112	AGENCIA NACIONAL DE MINERÍA - ANM	
31011.	INGRESOS CORRIENTES	52.677.000.000
31012.	RECURSOS DE CAPITAL	40.606.800.000
2209	INSTITUTO NACIONAL PARA SORDOS (INSOR)	
31011.	INGRESOS CORRIENTES	1.330.220.632
31012.	RECURSOS DE CAPITAL	457.132.202
2210	INSTITUTO NACIONAL PARA CIEGOS (INCI)	

RENTAS DEL PRESUPUESTO GENERAL DE LA NACIÓN

CONCEPTO		TOTAL
31011.	INGRESOS CORRIENTES	320.000.000
31012.	RECURSOS DE CAPITAL	159.177.376
2234	**ESCUELA TECNOLÓGICA INSTITUTO TÉCNICO CENTRAL**	
31011.	INGRESOS CORRIENTES	10.238.824.700
31012.	RECURSOS DE CAPITAL	2.188.465.136
2238	**INSTITUTO NACIONAL DE FORMACIÓN TÉCNICA PROFESIONAL DE SAN ANDRÉS Y PROVIDENCIA**	
31011.	INGRESOS CORRIENTES	700.701.876
31012.	RECURSOS DE CAPITAL	1.221.882.761
2239	**INSTITUTO NACIONAL DE FORMACIÓN TÉCNICA PROFESIONAL DE SAN JUAN DEL CESAR**	
31011.	INGRESOS CORRIENTES	2.486.476.807
31012.	RECURSOS DE CAPITAL	89.722.257
2241	**INSTITUTO TOLIMENSE DE FORMACIÓN TÉCNICA PROFESIONAL**	
31011.	INGRESOS CORRIENTES	13.127.366.392
31012.	RECURSOS DE CAPITAL	2.630.461.138
2242	**INSTITUTO TÉCNICO NACIONAL DE COMERCIO "SIMÓN RODRÍGUEZ" DE CALI**	
31011.	INGRESOS CORRIENTES	3.757.000.000
31012.	RECURSOS DE CAPITAL	856.716.554
2306	**FONDO ÚNICO DE TECNOLOGÍAS DE LA INFORMACIÓN Y LAS COMUNICACIONES**	
31011.	INGRESOS CORRIENTES	1.693.824.609.034
31012.	RECURSOS DE CAPITAL	398.804.037.000
2308	**UNIDAD ADMINISTRATIVA ESPECIAL COMISIÓN DE REGULACIÓN DE COMUNICACIONES**	
31011.	INGRESOS CORRIENTES	47.287.652.000
2309	**AGENCIA NACIONAL DEL ESPECTRO - ANE**	
31011.	INGRESOS CORRIENTES	38.287.269.000
2311	**COMPUTADORES PARA EDUCAR (CPE)**	
31011.	INGRESOS CORRIENTES	102.631.000.000
31012.	RECURSOS DE CAPITAL	2.810.142.581
2312	**CORPORACIÓN AGENCIA NACIONAL DE GOBIERNO DIGITAL - AND**	
31011.	INGRESOS CORRIENTES	50.093.098.838
31012.	RECURSOS DE CAPITAL	21.200.000
2402	**INSTITUTO NACIONAL DE VÍAS**	
31011.	INGRESOS CORRIENTES	688.658.210.554
31012.	RECURSOS DE CAPITAL	399.999.909.555
2412	**UNIDAD ADMINISTRATIVA ESPECIAL DE LA AERONÁUTICA CIVIL**	
31011.	INGRESOS CORRIENTES	1.573.297.000.000
31012.	RECURSOS DE CAPITAL	307.302.400.000
2413	**AGENCIA NACIONAL DE INFRAESTRUCTURA**	
31011.	INGRESOS CORRIENTES	250.969.806.976
2416	**AGENCIA NACIONAL DE SEGURIDAD VIAL**	
31011.	INGRESOS CORRIENTES	169.976.135.000
2417	**SUPERINTENDENCIA DE PUERTOS Y TRANSPORTE**	
31011.	INGRESOS CORRIENTES	66.712.651.634
2602	**FONDO DE BIENESTAR SOCIAL DE LA CONTRALORÍA GENERAL DE LA REPÚBLICA**	
31011.	INGRESOS CORRIENTES	1.205.000.000
31012.	RECURSOS DE CAPITAL	48.610.000.000
2802	**FONDO ROTATORIO DE LA REGISTRADURÍA**	
31011.	INGRESOS CORRIENTES	123.391.292.653

RENTAS DEL PRESUPUESTO GENERAL DE LA NACIÓN

CONCEPTO		TOTAL
31012.	RECURSOS DE CAPITAL	32.902.109.137
2803	FONDO SOCIAL DE VIVIENDA DE LA REGISTRADURÍA NACIONAL DEL ESTADO CIVIL	
31012.	RECURSOS DE CAPITAL	17.576.881.994
2902	INSTITUTO NACIONAL DE MEDICINA LEGAL Y CIENCIAS FORENSES	
31011.	INGRESOS CORRIENTES	15.344.100.000
31012.	RECURSOS DE CAPITAL	4.669.200.000
2904	FONDO ESPECIAL PARA LA ADMINISTRACIÓN DE BIENES DE LA FISCALÍA GENERAL DE LA NACIÓN	
32.	FONDOS ESPECIALES ESTABLECIMIENTOS PÚBLICOS	39.302.542.393
3202	INSTITUTO DE HIDROLOGÍA, METEOROLOGÍA Y ESTUDIOS AMBIENTALES - IDEAM	
31011.	INGRESOS CORRIENTES	6.251.000.000
3204	FONDO NACIONAL AMBIENTAL	
31011.	INGRESOS CORRIENTES	177.390.436.407
31012.	RECURSOS DE CAPITAL	67.647.330.106
3304	ARCHIVO GENERAL DE LA NACIÓN	
31011.	INGRESOS CORRIENTES	9.000.000.000
31012.	RECURSOS DE CAPITAL	475.935.751
3305	INSTITUTO COLOMBIANO DE ANTROPOLOGÍA E HISTORIA	
31011.	INGRESOS CORRIENTES	4.618.168.147
31012.	RECURSOS DE CAPITAL	45.373.304
3307	INSTITUTO CARO Y CUERVO	
31011.	INGRESOS CORRIENTES	1.643.000.000
31012.	RECURSOS DE CAPITAL	201.172.758
3502	SUPERINTENDENCIA DE SOCIEDADES	
31011.	INGRESOS CORRIENTES	180.562.362.615
31012.	RECURSOS DE CAPITAL	2.392.896.000
3503	SUPERINTENDENCIA DE INDUSTRIA Y COMERCIO	
31011.	INGRESOS CORRIENTES	200.935.997.000
31012.	RECURSOS DE CAPITAL	82.078.821.000
3504	UNIDAD ADMINISTRATIVA ESPECIAL JUNTA CENTRAL CONTADORES	
31011.	INGRESOS CORRIENTES	7.521.864.246
31012.	RECURSOS DE CAPITAL	6.150.989.957
3505	INSTITUTO NACIONAL DE METROLOGÍA - INM	
31011.	INGRESOS CORRIENTES	1.249.986.187
31012.	RECURSOS DE CAPITAL	510.727.636
3602	SERVICIO NACIONAL DE APRENDIZAJE (SENA)	
31011.	INGRESOS CORRIENTES	184.425.152.000
31012.	RECURSOS DE CAPITAL	70.536.593.000
32.	FONDOS ESPECIALES ESTABLECIMIENTOS PÚBLICOS	333.250.979.000
3301.	CONTRIBUCIONES PARAFISCALES DE LOS ESTABLECIMIENTOS PÚBLICOS	1.311.122.697.138
3708	UNIDAD NACIONAL DE PROTECCIÓN - UNP	
31011.	INGRESOS CORRIENTES	144.674.100.000
3801	COMISIÓN NACIONAL DEL SERVICIO CIVIL	
31011.	INGRESOS CORRIENTES	111.968.151.394
31012.	RECURSOS DE CAPITAL	14.678.178.218
4104	UNIDAD DE ATENCIÓN Y REPARACIÓN INTEGRAL A LAS VÍCTIMAS	
32.	FONDOS ESPECIALES ESTABLECIMIENTOS PÚBLICOS	58.704.000.000
4106	INSTITUTO COLOMBIANO DE BIENESTAR FAMILIAR (ICBF)	
31011.	INGRESOS CORRIENTES	8.346.691.636

RENTAS DEL PRESUPUESTO GENERAL DE LA NACIÓN

CONCEPTO	TOTAL
31012. RECURSOS DE CAPITAL	281.262.190.344
32. FONDOS ESPECIALES ESTABLECIMIENTOS PÚBLICOS	28.256.464.680
3301. CONTRIBUCIONES PARAFISCALES DE LOS ESTABLECIMIENTOS PÚBLICOS	3.103.256.842.306
III - TOTAL INGRESOS	405.629.300.000.000

SEGUNDA PARTE

ARTÍCULO 2o. PRESUPUESTO DE GASTOS O LEY DE APROPIACIONES.

Aprópiese para atender los gastos de funcionamiento, inversión y servicio de la deuda pública del Presupuesto General de la Nación durante la vigencia fiscal del 1o. de enero al 31 de diciembre de 2023 una suma por valor de: CUATROCIENTOS CINCO BILLONES SEISCIENTOS VEINTINUEVE MIL TRESCIENTOS MILLONES DE PESOS MONEDA LEGAL ($405.629.300.000.000), según el detalle que se encuentra a continuación:

PRESUPUESTO GENERAL DE LA NACIÓN

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		SECCIÓN: 0101			
		CONGRESO DE LA REPÚBLICA			
		A. PRESUPUESTO DE FUNCIONAMIENTO	746.174.000.000		746.174.000.000
		B. PRESUPUESTO DE SERVICIO DE LA DEUDA PÚBLICA	4.568.563.867		4.568.563.867
		C. PRESUPUESTO DE INVERSIÓN	194.516.725.483		194.516.725.483
0101		MEJORAMIENTO DE LA EFICIENCIA Y LA TRANSPARENCIA LEGISLATIVA	2.000.000.000		2.000.000.000
	1000	INTERSUBSECTORIAL GOBIERNO	2.000.000.000		2.000.000.000
0199		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR CONGRESO DE LA REPÚBLICA	192.516.725.483		192.516.725.483
	1000	INTERSUBSECTORIAL GOBIERNO	192.516.725.483		192.516.725.483
		TOTAL PRESUPUESTO SECCIÓN	945.259.289.350		945.259.289.350
		SECCIÓN: 0201			
		PRESIDENCIA DE LA REPÚBLICA			
		A. PRESUPUESTO DE FUNCIONAMIENTO	607.258.000.000		607.258.000.000
		B. PRESUPUESTO DE SERVICIO DE LA DEUDA PÚBLICA	599.995.030		599.995.030
		C. PRESUPUESTO DE INVERSIÓN	265.785.232.950		265.785.232.950
0201		ARTICULACIÓN Y FORTALECIMIENTO DE LA RESPUESTA DEL ESTADO EN MATERIA DE DERECHOS HUMANOS DESDE EL SECTOR PRESIDENCIA	7.807.162.144		7.807.162.144
	1000	INTERSUBSECTORIAL GOBIERNO	7.807.162.144		7.807.162.144
0203		CONSOLIDACIÓN DE LA LUCHA CONTRA LA	2.000.000.000		2.000.000.000

PRESUPUESTO GENERAL DE LA NACIÓN

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	1000	CORRUPCIÓN DESDE EL SECTOR PRESIDENCIA INTERSUBSECTORIAL GOBIERNO	2.000.000.000		2.000.000.000
0204		IMPULSAR EL DESARROLLO INTEGRAL DE LAS POBLACIONES CON ENFOQUE DIFERENCIAL DESDE EL SECTOR PRESIDENCIA	26.152.463.287		26.152.463.287
	1000	INTERSUBSECTORIAL GOBIERNO	26.152.463.287		26.152.463.287
0210		MECANISMOS DE TRANSICIÓN HACIA LA PAZ A NIVEL NACIONAL Y TERRITORIAL DESDE EL SECTOR PRESIDENCIA	203.066.906.815		203.066.906.815
	1000	INTERSUBSECTORIAL GOBIERNO	203.066.906.815		203.066.906.815
0214		FORTALECIMIENTO DE LAS CAPACIDADES DE ARTICULACIÓN ESTRATÉGICA, MODERNIZACIÓN, EFICIENCIA ADMINISTRATIVA, TRANSPARENCIA Y ACCESO A LA INFORMACIÓN DESDE EL SECTOR PRESIDENCIA	16.758.700.704		16.758.700.704
	1000	INTERSUBSECTORIAL GOBIERNO	16.758.700.704		16.758.700.704
0299		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR PRESIDENCIA	10.000.000.000		10.000.000.000
	1000	INTERSUBSECTORIAL GOBIERNO	10.000.000.000		10.000.000.000
TOTAL PRESUPUESTO SECCIÓN			**873.643.227.980**		**873.643.227.980**

SECCIÓN: 0209
AGENCIA PRESIDENCIAL DE COOPERACIÓN INTERNACIONAL DE COLOMBIA, APC - COLOMBIA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		A. PRESUPUESTO DE FUNCIONAMIENTO	35.190.000.000		35.190.000.000
		B. PRESUPUESTO DE SERVICIO DE LA DEUDA PÚBLICA	17.522.815		17.522.815
		C. PRESUPUESTO DE INVERSIÓN	3.200.000.000	105.569.200.000	108.769.200.000
0208		GESTIÓN DE LA COOPERACIÓN INTERNACIONAL DEL SECTOR PRESIDENCIA	3.200.000.000	105.569.200.000	108.769.200.000
	1000	INTERSUBSECTORIAL GOBIERNO	3.200.000.000	105.569.200.000	108.769.200.000
TOTAL PRESUPUESTO SECCIÓN			**38.407.522.815**	**105.569.200.000**	**143.976.722.815**

SECCIÓN: 0211
UNIDAD NACIONAL PARA LA GESTIÓN DEL RIESGO DE DESASTRES

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		A. PRESUPUESTO DE FUNCIONAMIENTO	601.525.000.000		601.525.000.000
		B. PRESUPUESTO DE SERVICIO DE LA DEUDA PÚBLICA	5.997.244.590		5.997.244.590
		C. PRESUPUESTO DE INVERSIÓN	50.204.832.454		50.204.832.454
0207		PREVENCIÓN Y MITIGACIÓN DEL RIESGO DE DESASTRES DESDE EL SECTOR PRESIDENCIA	50.204.832.454		50.204.832.454
	0100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD	1.625.343.039		1.625.343.039
	1000	INTERSUBSECTORIAL GOBIERNO	48.579.489.415		48.579.489.415

PRESUPUESTO GENERAL DE LA NACIÓN

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		TOTAL PRESUPUESTO SECCIÓN	657.727.077.044		657.727.077.044


SECCIÓN: 0212

AGENCIA PARA LA REINCORPORACIÓN Y LA NORMALIZACIÓN - ARN


CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		A. PRESUPUESTO DE FUNCIONAMIENTO	253.068.000.000		253.068.000.000
		B. PRESUPUESTO DE SERVICIO DE LA DEUDA PÚBLICA	165.291.696		165.291.696
		C. PRESUPUESTO DE INVERSIÓN	2.500.000.000		2.500.000.000
0211		REINTEGRACIÓN DE PERSONAS Y GRUPOS ALZADOS EN ARMAS DESDE EL SECTOR PRESIDENCIA	2.500.000.000		2.500.000.000
	1000	INTERSUBSECTORIAL GOBIERNO	2.500.000.000		2.500.000.000
		TOTAL PRESUPUESTO SECCIÓN	255.733.291.696		255.733.291.696


SECCIÓN: 0213

AGENCIA NACIONAL INMOBILIARIA VIRGILIO BARCO VARGAS


CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		A. PRESUPUESTO DE FUNCIONAMIENTO	6.725.000.000	4.000.000	6.729.000.000
		B. PRESUPUESTO DE SERVICIO DE LA DEUDA PÚBLICA	29.630.952		29.630.952
		C. PRESUPUESTO DE INVERSIÓN	61.000.000.000		61.000.000.000
0209		FORTALECIMIENTO DE LA INFRAESTRUCTURA FÍSICA DE LAS ENTIDADES DEL ESTADO DEL NIVEL NACIONAL DESDE EL SECTOR PRESIDENCIA	61.000.000.000		61.000.000.000
	1000	INTERSUBSECTORIAL GOBIERNO	61.000.000.000		61.000.000.000
		TOTAL PRESUPUESTO SECCIÓN	67.754.630.952	4.000.000	67.758.630.952


SECCIÓN: 0214

AGENCIA DE RENOVACIÓN DEL TERRITORIO - ART


CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		A. PRESUPUESTO DE FUNCIONAMIENTO	61.521.000.000		61.521.000.000
		B. PRESUPUESTO DE SERVICIO DE LA DEUDA PÚBLICA	63.040.617		63.040.617
		C. PRESUPUESTO DE INVERSIÓN	24.209.100.000		24.209.100.000
0212		RENOVACIÓN TERRITORIAL PARA EL DESARROLLO INTEGRAL DE LAS ZONAS RURALES AFECTADAS POR EL CONFLICTO ARMADO	24.209.100.000		24.209.100.000
	1000	INTERSUBSECTORIAL GOBIERNO	24.209.100.000		24.209.100.000
		TOTAL PRESUPUESTO SECCIÓN	85.793.140.617		85.793.140.617


SECCIÓN: 0301

DEPARTAMENTO ADMINISTRATIVO NACIONAL DE PLANEACIÓN


CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		A. PRESUPUESTO DE FUNCIONAMIENTO	111.991.876.144		111.991.876.144
		B. PRESUPUESTO DE SERVICIO DE LA DEUDA PÚBLICA	10.636.769.355		10.636.769.355
		C. PRESUPUESTO DE INVERSIÓN	1.386.637.769.168		1.386.637.769.168
0301		MEJORAMIENTO DE LA PLANEACIÓN TERRITORIAL,	1.325.533.860.955		1.325.533.860.955

PRESUPUESTO GENERAL DE LA NACIÓN

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		SECTORIAL Y DE INVERSIÓN PÚBLICA			
	1000	INTERSUBSECTORIAL GOBIERNO	1.317.717.609.119	'	1.317.717.609.119
	1003	PLANIFICACIÓN Y ESTADÍSTICA	7.816.251.836		7.816.251.836
0399		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR PLANEACIÓN	61.103.908.213		61.103.908.213
	1000	INTERSUBSECTORIAL GOBIERNO	61.103.908.213		61.103.908.213
TOTAL PRESUPUESTO SECCIÓN			**1.509.266.414.667**		**1.509.266.414.667**

SECCIÓN: 0303

UNIDAD ADMINISTRATIVA ESPECIAL - AGENCIA NACIONAL DE CONTRATACIÓN PÚBLICA - COLOMBIA COMPRA EFICIENTE

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		A. PRESUPUESTO DE FUNCIONAMIENTO	21.931.428.291		21.931.428.291
		B. PRESUPUESTO DE SERVICIO DE LA DEUDA PÚBLICA	540.174.373		540.174.373
		C. PRESUPUESTO DE INVERSIÓN	51.620.000.000		51.620.000.000
0304		FORTALECIMIENTO DEL SISTEMA DE COMPRA PÚBLICA	51.620.000.000		51.620.000.000
	1000	INTERSUBSECTORIAL GOBIERNO	51.620.000.000		51.620.000.000
TOTAL PRESUPUESTO SECCIÓN			**74.091.602.664**		**74.091.602.664**

SECCIÓN: 0324

SUPERINTENDENCIA DE SERVICIOS PÚBLICOS DOMICILIARIOS

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		A. PRESUPUESTO DE FUNCIONAMIENTO	112.845.720.000	184.622.700.000	297.468.420.000
		B. PRESUPUESTO DE SERVICIO DE LA DEUDA PÚBLICA		1.994.214.415	1.994.214.415
		C. PRESUPUESTO DE INVERSIÓN		29.994.500.000	29.994.500.000
0303		PROMOCIÓN DE LA PRESTACIÓN EFICIENTE DE LOS SERVICIOS PÚBLICOS DOMICILIARIOS		27.566.474.891	27.566.474.891
	1000	INTERSUBSECTORIAL GOBIERNO		27.566.474.891	27.566.474.891
0399		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR PLANEACIÓN		2.428.025.109	2.428.025.109
	1000	INTERSUBSECTORIAL GOBIERNO		2.428.025.109	2.428.025.109
TOTAL PRESUPUESTO SECCIÓN			**112.845.720.000**	**216.611.414.415**	**329.457.134.415**

SECCIÓN: 0401

DEPARTAMENTO ADMINISTRATIVO NACIONAL DE ESTADÍSTICA (DANE)

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		A. PRESUPUESTO DE FUNCIONAMIENTO	120.849.000.000		120.849.000.000
		C. PRESUPUESTO DE INVERSIÓN	150.546.517.480		150.546.517.480
0401		LEVANTAMIENTO Y ACTUALIZACIÓN DE INFORMACIÓN ESTADÍSTICA DE CALIDAD	116.339.517.480		116.339.517.480
	1003	PLANIFICACIÓN Y ESTADÍSTICA	116.339.517.480		116.339.517.480
0499		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR INFORMACIÓN ESTADÍSTICA	34.207.000.000		34.207.000.000

PRESUPUESTO GENERAL DE LA NACIÓN

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	1003	PLANIFICACIÓN Y ESTADÍSTICA	34.207.000.000		34.207.000.000
TOTAL PRESUPUESTO SECCIÓN			**271.395.517.480**		**271.395.517.480**

SECCIÓN: 0402
FONDO ROTATORIO DEL DANE

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO				2.914.000.000	2.914.000.000
C. PRESUPUESTO DE INVERSIÓN				24.141.000.000	24.141.000.000
0401		LEVANTAMIENTO Y ACTUALIZACIÓN DE INFORMACIÓN ESTADÍSTICA DE CALIDAD		24.141.000.000	24.141.000.000
	1003	PLANIFICACIÓN Y ESTADÍSTICA		24.141.000.000	24.141.000.000
TOTAL PRESUPUESTO SECCIÓN				**27.055.000.000**	**27.055.000.000**

SECCIÓN: 0403
INSTITUTO GEOGRÁFICO AGUSTÍN CODAZZI - IGAC

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			83.687.000.000	8.344.000.000	92.031.000.000
C. PRESUPUESTO DE INVERSIÓN			201.295.095.095	25.549.029.584	226.844.124.679
0404		LEVANTAMIENTO, ACTUALIZACIÓN Y ADMINISTRACIÓN DE LA INFORMACIÓN CATASTRAL	130.398.868.249	15.057.981.110	145.456.849.359
	1003	PLANIFICACIÓN Y ESTADÍSTICA	130.398.868.249	15.057.981.110	145.456.849.359
0406		GENERACIÓN DE LA INFORMACIÓN GEOGRÁFICA DEL TERRITORIO NACIONAL	45.044.591.825	7.544.200.994	52.588.792.819
	1003	PLANIFICACIÓN Y ESTADÍSTICA	45.044.591.825	7.544.200.994	52.588.792.819
0499		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR INFORMACIÓN ESTADÍSTICA	25.851.635.021	2.946.847.480	28.798.482.501
	1003	PLANIFICACIÓN Y ESTADÍSTICA	25.851.635.021	2.946.847.480	28.798.482.501
TOTAL PRESUPUESTO SECCIÓN			**284.982.095.095**	**33.893.029.584**	**318.875.124.679**

SECCIÓN: 0501
DEPARTAMENTO ADMINISTRATIVO DE LA FUNCIÓN PÚBLICA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			28.933.928.030		28.933.928.030
C. PRESUPUESTO DE INVERSIÓN			19.802.547.553		19.802.547.553
0505		FORTALECIMIENTO DE LA GESTIÓN PÚBLICA EN LAS ENTIDADES NACIONALES Y TERRITORIALES	15.574.547.553		15.574.547.553
	1000	INTERSUBSECTORIAL GOBIERNO	15.574.547.553		15.574.547.553
0599		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR EMPLEO PÚBLICO	4.228.000.000		4.228.000.000
	1000	INTERSUBSECTORIAL GOBIERNO	4.228.000.000		4.228.000.000
TOTAL PRESUPUESTO SECCIÓN			**48.736.475.583**		**48.736.475.583**

2276

PRESUPUESTO GENERAL DE LA NACIÓN

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		SECCIÓN: 0503			
		ESCUELA SUPERIOR DE ADMINISTRACIÓN PÚBLICA (ESAP)			
		A. PRESUPUESTO DE FUNCIONAMIENTO	121.368.223.211		121.368.223.211
		B. PRESUPUESTO DE SERVICIO DE LA DEUDA PÚBLICA	53.941.650		53.941.650
		C. PRESUPUESTO DE INVERSIÓN	240.540.521.510		240.540.521.510
0503		MEJORAMIENTO DE LA CALIDAD EDUCATIVA EN GESTIÓN PÚBLICA	77.134.872.241		77.134.872.241
	1000	INTERSUBSECTORIAL GOBIERNO	77.134.872.241		77.134.872.241
0505		FORTALECIMIENTO DE LA GESTIÓN PÚBLICA EN LAS ENTIDADES NACIONALES Y TERRITORIALES	81.393.960.000		81.393.960.000
	1000	INTERSUBSECTORIAL GOBIERNO	81.393.960.000		81.393.960.000
0599		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR EMPLEO PÚBLICO	82.011.689.269		82.011.689.269
	1000	INTERSUBSECTORIAL GOBIERNO	82.011.689.269		82.011.689.269
		TOTAL PRESUPUESTO SECCIÓN	361.962.686.371		361.962.686.371
		SECCIÓN: 1101			
		MINISTERIO DE RELACIONES EXTERIORES			
		A. PRESUPUESTO DE FUNCIONAMIENTO	565.945.000.000		565.945.000.000
		B. PRESUPUESTO DE SERVICIO DE LA DEUDA PÚBLICA	502.337.015		502.337.015
		TOTAL PRESUPUESTO SECCIÓN	566.447.337.015		566.447.337.015
		SECCIÓN: 1102			
		FONDO ROTATORIO DEL MINISTERIO DE RELACIONES EXTERIORES			
		A. PRESUPUESTO DE FUNCIONAMIENTO	460.631.000.000	189.612.000.000	650.243.000.000
		B. PRESUPUESTO DE SERVICIO DE LA DEUDA PÚBLICA	3.232.793.001		3.232.793.001
		C. PRESUPUESTO DE INVERSIÓN	33.600.000.000	27.761.024.492	61.361.024.492
1102		POSICIONAMIENTO EN INSTANCIAS GLOBALES, MULTILATERALES, REGIONALES Y SUBREGIONALES	700.000.000		700.000.000
	1002	RELACIONES EXTERIORES	700.000.000		700.000.000
1103		POLÍTICA MIGRATORIA Y SERVICIO AL CIUDADANO	12.027.304.986	3.698.229.414	15.725.534.400
	1002	RELACIONES EXTERIORES	12.027.304.986	3.698.229.414	15.725.534.400
1104		SOBERANÍA TERRITORIAL Y DESARROLLO FRONTERIZO	6.000.000.000	5.980.000.000	11.980.000.000
	1002	RELACIONES EXTERIORES	6.000.000.000	5.980.000.000	11.980.000.000
1199		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR RELACIONES EXTERIORES	14.872.695.014	18.082.795.078	32.955.490.092
	1002	RELACIONES EXTERIORES	14.872.695.014	18.082.795.078	32.955.490.092
		TOTAL PRESUPUESTO SECCIÓN	497.463.793.001	217.373.024.492	714.836.817.493

PRESUPUESTO GENERAL DE LA NACIÓN

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		SECCIÓN: 1104			
		UNIDAD ADMINISTRATIVA ESPECIAL MIGRACIÓN COLOMBIA			
		A. PRESUPUESTO DE FUNCIONAMIENTO	**125.806.000.000**	**24.225.000.000**	**150.031.000.000**
		B. PRESUPUESTO DE SERVICIO DE LA DEUDA PÚBLICA	**469.774.318**		**469.774.318**
		C. PRESUPUESTO DE INVERSIÓN	**44.270.463.919**	**2.759.804.824**	**47.030.268.743**
1103		POLÍTICA MIGRATORIA Y SERVICIO AL CIUDADANO	5.967.746.115		5.967.746.115
	1002	RELACIONES EXTERIORES	5.967.746.115		5.967.746.115
1199		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR RELACIONES EXTERIORES	38.302.717.804	2.759.804.824	41.062.522.628
	1002	RELACIONES EXTERIORES	38.302.717.804	2.759.804.824	41.062.522.628
		TOTAL PRESUPUESTO SECCIÓN	**170.546.238.237**	**26.984.804.824**	**197.531.043.061**
		SECCIÓN: 1201			
		MINISTERIO DE JUSTICIA Y DEL DERECHO			
		A. PRESUPUESTO DE FUNCIONAMIENTO	**133.464.500.000**		**133.464.500.000**
		B. PRESUPUESTO DE SERVICIO DE LA DEUDA PÚBLICA	**588.595.702**		**588.595.702**
		C. PRESUPUESTO DE INVERSIÓN	**57.811.964.844**		**57.811.964.844**
1201		FORTALECIMIENTO DEL PRINCIPIO DE SEGURIDAD JURÍDICA, DIVULGACIÓN Y DEPURACIÓN DEL ORDENAMIENTO JURÍDICO	1.000.000.000		1.000.000.000
	0800	INTERSUBSECTORIAL JUSTICIA	1.000.000.000		1.000.000.000
1202		PROMOCIÓN AL ACCESO A LA JUSTICIA	26.712.850.000		26.712.850.000
	0800	INTERSUBSECTORIAL JUSTICIA	26.712.850.000		26.712.850.000
1203		PROMOCIÓN DE LOS MÉTODOS DE RESOLUCIÓN DE CONFLICTOS	4.689.000.000		4.689.000.000
	0800	INTERSUBSECTORIAL JUSTICIA	4.689.000.000		4.689.000.000
1204		JUSTICIA TRANSICIONAL	4.811.309.416		4.811.309.416
	0800	INTERSUBSECTORIAL JUSTICIA	4.811.309.416		4.811.309.416
1207		FORTALECIMIENTO DE LA POLÍTICA CRIMINAL DEL ESTADO COLOMBIANO	10.098.805.428		10.098.805.428
	0800	INTERSUBSECTORIAL JUSTICIA	10.098.805.428		10.098.805.428
1299		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR JUSTICIA Y DEL DERECHO	10.500.000.000		10.500.000.000
	0800	INTERSUBSECTORIAL JUSTICIA	10.500.000.000		10.500.000.000
		TOTAL PRESUPUESTO SECCIÓN	**191.865.060.546**		**191.865.060.546**
		SECCIÓN: 1204			
		SUPERINTENDENCIA DE NOTARIADO Y REGISTRO			
		A. PRESUPUESTO DE FUNCIONAMIENTO		**626.310.700.000**	**626.310.700.000**
		B. PRESUPUESTO DE SERVICIO DE LA DEUDA PÚBLICA		**11.253.600.799**	**11.253.600.799**
		C. PRESUPUESTO DE INVERSIÓN	**13.670.467.825**	**140.815.510.000**	**154.485.977.825**
1204		JUSTICIA TRANSICIONAL		14.631.620.000	14.631.620.000

PRESUPUESTO GENERAL DE LA NACIÓN

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	0800	INTERSUBSECTORIAL JUSTICIA		14.631.620.000	14.631.620.000
1209		MODERNIZACIÓN DE LA INFORMACIÓN INMOBILIARIA	13.670.467.825	44.797.922.394	58.468.390.219
	0800	INTERSUBSECTORIAL JUSTICIA	13.670.467.825	44.797.922.394	58.468.390.219
1299		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR JUSTICIA Y DEL DERECHO		81.385.967.606	81.385.967.606
	0800	INTERSUBSECTORIAL JUSTICIA		81.385.967.606	81.385.967.606
TOTAL PRESUPUESTO SECCIÓN			13.670.467.825	778.379.810.799	792.050.278.624

SECCIÓN: 1208

INSTITUTO NACIONAL PENITENCIARIO Y CARCELARIO - INPEC

A. PRESUPUESTO DE FUNCIONAMIENTO			1.496.455.500.000	107.433.000.000	1.603.888.500.000
B. PRESUPUESTO DE SERVICIO DE LA DEUDA PÚBLICA			79.608.723.458		79.608.723.458
C. PRESUPUESTO DE INVERSIÓN			3.000.000.000		3.000.000.000
1206		SISTEMA PENITENCIARIO Y CARCELARIO EN EL MARCO DE LOS DERECHOS HUMANOS	1.000.000.000		1.000.000.000
	0800	INTERSUBSECTORIAL JUSTICIA	1.000.000.000		1.000.000.000
1299		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR JUSTICIA Y DEL DERECHO	2.000.000.000		2.000.000.000
	0800	INTERSUBSECTORIAL JUSTICIA	2.000.000.000		2.000.000.000
TOTAL PRESUPUESTO SECCIÓN			1.579.064.223.458	107.433.000.000	1.686.497.223.458

SECCIÓN: 1210
UNIDAD ADMINISTRATIVA ESPECIAL AGENCIA NACIONAL DE DEFENSA JURÍDICA DEL ESTADO

A. PRESUPUESTO DE FUNCIONAMIENTO			103.450.100.000		103.450.100.000
C. PRESUPUESTO DE INVERSIÓN			15.026.550.000		15.026.550.000
1205		DEFENSA JURÍDICA DEL ESTADO	15.026.550.000		15.026.550.000
	0800	INTERSUBSECTORIAL JUSTICIA	15.026.550.000		15.026.550.000
TOTAL PRESUPUESTO SECCIÓN			118.476.650.000		118.476.650.000

SECCIÓN: 1211
UNIDAD DE SERVICIOS PENITENCIARIOS Y CARCELARIOS - USPEC

A. PRESUPUESTO DE FUNCIONAMIENTO			1.156.857.500.000		1.156.857.500.000
C. PRESUPUESTO DE INVERSIÓN			290.477.231.643		290.477.231.643
1206		SISTEMA PENITENCIARIO Y CARCELARIO EN EL MARCO DE LOS DERECHOS HUMANOS	290.477.231.643		290.477.231.643
	0800	INTERSUBSECTORIAL JUSTICIA	290.477.231.643		290.477.231.643
TOTAL PRESUPUESTO SECCIÓN			1.447.334.731.643		1.447.334.731.643

PRESUPUESTO GENERAL DE LA NACIÓN

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL

SECCIÓN: 1301

MINISTERIO DE HACIENDA Y CRÉDITO PÚBLICO

		A. PRESUPUESTO DE FUNCIONAMIENTO	40.608.849.589.218		40.608.849.589.218
		B. PRESUPUESTO DE SERVICIO DE LA DEUDA PÚBLICA	177.577.584		177.577.584
		C. PRESUPUESTO DE INVERSIÓN	9.396.733.324.078		9.396.733.324.078
1301		POLÍTICA MACROECONÓMICA Y FISCAL	36.683.878.732		36.683.878.732
	1000	INTERSUBSECTORIAL GOBIERNO	36.683.878.732		36.683.878.732
1302		GESTIÓN DE RECURSOS PÚBLICOS	8.536.086.486.505		8.536.086.486.505
	1000	INTERSUBSECTORIAL GOBIERNO	8.536.086.486.505		8.536.086.486.505
1304		INSPECCIÓN, CONTROL Y VIGILANCIA FINANCIERA, SOLIDARIA Y DE RECURSOS PÚBLICOS	1.175.365.000		1.175.365.000
	1000	INTERSUBSECTORIAL GOBIERNO	1.175.365.000		1.175.365.000
1305		FORTALECIMIENTO DEL RECAUDO Y TRIBUTACIÓN	13.664.108.113		13.664.108.113
	1000	INTERSUBSECTORIAL GOBIERNO	13.664.108.113		13.664.108.113
1399		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR HACIENDA	40.411.503.500		40.411.503.500
	1000	INTERSUBSECTORIAL GOBIERNO	40.411.503.500		40.411.503.500
2404		INFRAESTRUCTURA DE TRANSPORTE FÉRREO	155.626.741.020		155.626.741.020
	0600	INTERSUBSECTORIAL TRANSPORTE	155.626.741.020		155.626.741.020
2408		PRESTACIÓN DE SERVICIOS DE TRANSPORTE PÚBLICO DE PASAJEROS	613.085.241.208		613.085.241.208
	0600	INTERSUBSECTORIAL TRANSPORTE	613.085.241.208		613.085.241.208

TOTAL PRESUPUESTO SECCIÓN   50.005.760.490.880   50.005.760.490.880

SECCIÓN: 1308

UNIDAD ADMINISTRATIVA ESPECIAL CONTADURÍA GENERAL DE LA NACIÓN

		A. PRESUPUESTO DE FUNCIONAMIENTO	16.319.000.000		16.319.000.000
		C. PRESUPUESTO DE INVERSIÓN	10.062.250.000		10.062.250.000
1301		POLÍTICA MACROECONÓMICA Y FISCAL	5.412.250.000		5.412.250.000
	1000	INTERSUBSECTORIAL GOBIERNO	5.412.250.000		5.412.250.000
1399		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR HACIENDA	4.650.000.000		4.650.000.000
	1000	INTERSUBSECTORIAL GOBIERNO	4.650.000.000		4.650.000.000

TOTAL PRESUPUESTO SECCIÓN   26.381.250.000   26.381.250.000

SECCIÓN: 1309

SUPERINTENDENCIA DE LA ECONOMÍA SOLIDARIA

		A. PRESUPUESTO DE FUNCIONAMIENTO		19.963.000.000	19.963.000.000
		B. PRESUPUESTO DE SERVICIO DE LA DEUDA PÚBLICA		83.000.000	83.000.000
		C. PRESUPUESTO DE INVERSIÓN		44.680.319.734	44.680.319.734

PRESUPUESTO GENERAL DE LA NACIÓN

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
1304		INSPECCIÓN, CONTROL Y VIGILANCIA FINANCIERA, SOLIDARIA Y DE RECURSOS PÚBLICOS		16.418.800.671	16.418.800.671
	1000	INTERSUBSECTORIAL GOBIERNO		16.418.800.671	16.418.800.671
1399		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR HACIENDA		28.261.519.063	28.261.519.063
	1000	INTERSUBSECTORIAL GOBIERNO		28.261.519.063	28.261.519.063
TOTAL PRESUPUESTO SECCIÓN				64.726.319.734	64.726.319.734

SECCIÓN: 1310

UNIDAD ADMINISTRATIVA ESPECIAL DIRECCIÓN DE IMPUESTOS Y ADUANAS NACIONALES

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		A. PRESUPUESTO DE FUNCIONAMIENTO	2.010.861.000.000	8.426.000.000	2.019.287.000.000
		C. PRESUPUESTO DE INVERSIÓN	112.200.000.000		112.200.000.000
1305		FORTALECIMIENTO DEL RECAUDO Y TRIBUTACIÓN	102.200.000.000		102.200.000.000
	1000	INTERSUBSECTORIAL GOBIERNO	102.200.000.000		102.200.000.000
1399		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR HACIENDA	10.000.000.000		10.000.000.000
	1000	INTERSUBSECTORIAL GOBIERNO	10.000.000.000		10.000.000.000
TOTAL PRESUPUESTO SECCIÓN			2.123.061.000.000	8.426.000.000	2.131.487.000.000

SECCIÓN: 1312

UNIDAD DE INFORMACIÓN Y ANÁLISIS FINANCIERO

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		A. PRESUPUESTO DE FUNCIONAMIENTO	19.514.000.000		19.514.000.000
		C. PRESUPUESTO DE INVERSIÓN	5.067.740.000		5.067.740.000
1304		INSPECCIÓN, CONTROL Y VIGILANCIA FINANCIERA, SOLIDARIA Y DE RECURSOS PÚBLICOS	2.598.800.000		2.598.800.000
	1000	INTERSUBSECTORIAL GOBIERNO	2.598.800.000		2.598.800.000
1399		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR HACIENDA	2.468.940.000		2.468.940.000
	1000	INTERSUBSECTORIAL GOBIERNO	2.468.940.000		2.468.940.000
TOTAL PRESUPUESTO SECCIÓN			24.581.740.000		24.581.740.000

SECCIÓN: 1313

SUPERINTENDENCIA FINANCIERA DE COLOMBIA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		A. PRESUPUESTO DE FUNCIONAMIENTO		285.489.000.000	285.489.000.000
		B. PRESUPUESTO DE SERVICIO DE LA DEUDA PÚBLICA		46.000.000	46.000.000
		C. PRESUPUESTO DE INVERSIÓN		36.126.762.093	36.126.762.093
1304		INSPECCIÓN, CONTROL Y VIGILANCIA FINANCIERA, SOLIDARIA Y DE RECURSOS PÚBLICOS		2.724.600.000	2.724.600.000
	1000	INTERSUBSECTORIAL GOBIERNO		2.724.600.000	2.724.600.000
1399		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR HACIENDA		33.402.162.093	33.402.162.093

PRESUPUESTO GENERAL DE LA NACIÓN

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	1000	INTERSUBSECTORIAL GOBIERNO		33.402.162.093	33.402.162.093
TOTAL PRESUPUESTO SECCIÓN				**321.661.762.093**	**321.661.762.093**
		SECCIÓN: 1314			
		UNIDAD ADMINISTRATIVA ESPECIAL DE GESTIÓN PENSIONAL Y CONTRIBUCIONES PARAFISCALES DE LA PROTECCIÓN SOCIAL (UGPPP)			
A. PRESUPUESTO DE FUNCIONAMIENTO			**215.810.000.000**		**215.810.000.000**
B. PRESUPUESTO DE SERVICIO DE LA DEUDA PÚBLICA			**19.899.448.355**		**19.899.448.355**
C. PRESUPUESTO DE INVERSIÓN			**8.000.000.000**		**8.000.000.000**
1399		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR HACIENDA	8.000.000.000		8.000.000.000
	1000	INTERSUBSECTORIAL GOBIERNO	8.000.000.000		8.000.000.000
TOTAL PRESUPUESTO SECCIÓN			**243.709.448.355**		**243.709.448.355**
		SECCIÓN: 1315			
		FONDO ADAPTACIÓN			
A. PRESUPUESTO DE FUNCIONAMIENTO			**32.218.000.000**		**32.218.000.000**
B. PRESUPUESTO DE SERVICIO DE LA DEUDA PÚBLICA			**1.600.208.106**		**1.600.208.106**
C. PRESUPUESTO DE INVERSIÓN			**113.194.332.843**		**113.194.332.843**
1303		REDUCCIÓN DE LA VULNERABILIDAD FISCAL ANTE DESASTRES Y RIESGOS CLIMÁTICOS	113.194.332.843		113.194.332.843
	1000	INTERSUBSECTORIAL GOBIERNO	113.194.332.843		113.194.332.843
TOTAL PRESUPUESTO SECCIÓN			**147.012.540.949**		**147.012.540.949**
		SECCIÓN: 1401			
		SERVICIO DE LA DEUDA PÚBLICA NACIONAL			
B. PRESUPUESTO DE SERVICIO DE LA DEUDA PÚBLICA			**72.280.581.197.772**		**72.280.581.197.772**
TOTAL PRESUPUESTO SECCIÓN			**72.280.581.197.772**		**72.280.581.197.772**
		SECCIÓN: 1501			
		MINISTERIO DE DEFENSA NACIONAL			
A. PRESUPUESTO DE FUNCIONAMIENTO			**16.874.363.355.000**		**16.874.363.355.000**
B. PRESUPUESTO DE SERVICIO DE LA DEUDA PÚBLICA			**1.154.917.435.590**		**1.154.917.435.590**
C. PRESUPUESTO DE INVERSIÓN			**1.535.855.645.000**		**1.535.855.645.000**
1502		CAPACIDADES DE LAS FUERZAS MILITARES EN SEGURIDAD PÚBLICA Y DEFENSA EN EL TERRITORIO NACIONAL	1.125.794.839.323		1.125.794.839.323
	0100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD	1.125.794.839.323		1.125.794.839.323
1504		DESARROLLO MARÍTIMO, FLUVIAL Y COSTERO DESDE EL SECTOR DEFENSA	35.022.000.000		35.022.000.000
	0100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD	35.022.000.000		35.022.000.000

PRESUPUESTO GENERAL DE LA NACIÓN

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
1505		GENERACIÓN DE BIENESTAR PARA LA FUERZA PÚBLICA Y SUS FAMILIAS	14.000.000.000		14.000.000.000
	0100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD	14.000.000.000		14.000.000.000
1506		GESTIÓN DEL RIESGO DE DESASTRES DESDE EL SECTOR DEFENSA Y SEGURIDAD	825.376.616		825.376.616
	0100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD	825.376.616		825.376.616
1599		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR DEFENSA Y SEGURIDAD	360.213.429.061		360.213.429.061
	0100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD	360.213.429.061		360.213.429.061
TOTAL PRESUPUESTO SECCIÓN			**19.565.136.435.590**		**19.565.136.435.590**

SECCIÓN: 1503

CAJA DE RETIRO DE LAS FUERZAS MILITARES

	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO	5.268.892.000.000	346.404.000.000	5.615.296.000.000
B. PRESUPUESTO DE SERVICIO DE LA DEUDA PÚBLICA	6.350.531.513		6.350.531.513
C. PRESUPUESTO DE INVERSIÓN		18.099.000.000	18.099.000.000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
1599		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR DEFENSA Y SEGURIDAD		18.099.000.000	18.099.000.000
	0100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD		18.099.000.000	18.099.000.000
TOTAL PRESUPUESTO SECCIÓN			**5.275.242.531.513**	**364.503.000.000**	**5.639.745.531.513**

SECCIÓN: 1507

INSTITUTO CASAS FISCALES DEL EJÉRCITO

	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO		30.528.000.000	30.528.000.000
B. PRESUPUESTO DE SERVICIO DE LA DEUDA PÚBLICA		24.431.003	24.431.003
C. PRESUPUESTO DE INVERSIÓN		19.265.000.000	19.265.000.000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
1505		GENERACIÓN DE BIENESTAR PARA LA FUERZA PÚBLICA Y SUS FAMILIAS		16.777.000.000	16.777.000.000
	0100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD		16.777.000.000	16.777.000.000
1599		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR DEFENSA Y SEGURIDAD		2.488.000.000	2.488.000.000
	0100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD		2.488.000.000	2.488.000.000
TOTAL PRESUPUESTO SECCIÓN				**49.817.431.003**	**49.817.431.003**

SECCIÓN: 1508

DEFENSA CIVIL COLOMBIANA, GUILLERMO LEÓN VALENCIA

	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO	32.623.000.000	3.948.000.000	36.571.000.000
B. PRESUPUESTO DE SERVICIO DE LA DEUDA PÚBLICA	273.643.598		273.643.598
C. PRESUPUESTO DE INVERSIÓN	11.135.000.000		11.135.000.000

PRESUPUESTO GENERAL DE LA NACIÓN

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
1506		GESTIÓN DEL RIESGO DE DESASTRES DESDE EL SECTOR DEFENSA Y SEGURIDAD	10.135.000.000		10.135.000.000
	0100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD	10.135.000.000		10.135.000.000
1599		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR DEFENSA Y SEGURIDAD	1.000.000.000		1.000.000.000
	0100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD	1.000.000.000		1.000.000.000
TOTAL PRESUPUESTO SECCIÓN			**44.031.643.598**	**3.948.000.000**	**47.979.643.598**
		SECCIÓN: 1510			
		CLUB MILITAR DE OFICIALES			
A. PRESUPUESTO DE FUNCIONAMIENTO				**51.310.000.000**	**51.310.000.000**
B. PRESUPUESTO DE SERVICIO DE LA DEUDA PÚBLICA				**162.292.845**	**162.292.845**
TOTAL PRESUPUESTO SECCIÓN				**51.472.292.845**	**51.472.292.845**
		SECCIÓN: 1511			
		CAJA DE SUELDOS DE RETIRO DE LA POLICÍA NACIONAL			
A. PRESUPUESTO DE FUNCIONAMIENTO			**4.944.754.000.000**	**329.464.000.000**	**5.274.218.000.000**
B. PRESUPUESTO DE SERVICIO DE LA DEUDA PÚBLICA			**10.538.386.019**		**10.538.386.019**
C. PRESUPUESTO DE INVERSIÓN				**10.488.000.000**	**10.488.000.000**
1507		GRUPO SOCIAL Y EMPRESARIAL DE LA DEFENSA (GSED) COMPETITIVO		10.488.000.000	10.488.000.000
	0100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD		10.488.000.000	10.488.000.000
TOTAL PRESUPUESTO SECCIÓN			**4.955.292.386.019**	**339.952.000.000**	**5.295.244.386.019**
		SECCIÓN: 1512			
		FONDO ROTATORIO DE LA POLICÍA			
A. PRESUPUESTO DE FUNCIONAMIENTO				**374.807.000.000**	**374.807.000.000**
B. PRESUPUESTO DE SERVICIO DE LA DEUDA PÚBLICA				**137.624.184**	**137.624.184**
C. PRESUPUESTO DE INVERSIÓN				**1.580.000.000**	**1.580.000.000**
1599		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR DEFENSA Y SEGURIDAD		1.580.000.000	1.580.000.000
	0100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD		1.580.000.000	1.580.000.000
TOTAL PRESUPUESTO SECCIÓN				**376.524.624.184**	**376.524.624.184**
		SECCIÓN: 1516			
		SUPERINTENDENCIA DE VIGILANCIA Y SEGURIDAD PRIVADA			
A. PRESUPUESTO DE FUNCIONAMIENTO				**23.890.000.000**	**23.890.000.000**
C. PRESUPUESTO DE INVERSIÓN				**5.480.000.000**	**5.480.000.000**
1599		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR DEFENSA Y SEGURIDAD		5.480.000.000	5.480.000.000

PRESUPUESTO GENERAL DE LA NACIÓN

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	0100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD		5.480.000.000	5.480.000.000
		TOTAL PRESUPUESTO SECCIÓN		29.370.000.000	29.370.000.000

SECCIÓN: 1519

HOSPITAL MILITAR

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		A. PRESUPUESTO DE FUNCIONAMIENTO	42.623.000.000	404.578.000.000	447.201.000.000
		B. PRESUPUESTO DE SERVICIO DE LA DEUDA PÚBLICA		1.063.102.049	1.063.102.049
		C. PRESUPUESTO DE INVERSIÓN	15.000.000.000		15.000.000.000
1505		GENERACIÓN DE BIENESTAR PARA LA FUERZA PÚBLICA Y SUS FAMILIAS	10.000.000.000		10.000.000.000
	0100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD	10.000.000.000		10.000.000.000
1599		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR DEFENSA Y SEGURIDAD	5.000.000.000		5.000.000.000
	0100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD	5.000.000.000		5.000.000.000
		TOTAL PRESUPUESTO SECCIÓN	57.623.000.000	405.641.102.049	463.264.102.049

SECCIÓN: 1520

AGENCIA LOGÍSTICA DE LAS FUERZAS MILITARES

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		A. PRESUPUESTO DE FUNCIONAMIENTO		464.554.000.000	464.554.000.000
		B. PRESUPUESTO DE SERVICIO DE LA DEUDA PÚBLICA		513.836.893	513.836.893
		C. PRESUPUESTO DE INVERSIÓN		7.660.000.000	7.660.000.000
1599		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR DEFENSA Y SEGURIDAD		7.660.000.000	7.660.000.000
	0100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD		7.660.000.000	7.660.000.000
		TOTAL PRESUPUESTO SECCIÓN		472.727.836.893	472.727.836.893

SECCIÓN: 1521

UNIDAD ADMINISTRATIVA ESPECIAL DE LA JUSTICIA PENAL MILITAR Y POLICIAL

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		A. PRESUPUESTO DE FUNCIONAMIENTO	100.492.000.000		100.492.000.000
		B. PRESUPUESTO DE SERVICIO DE LA DEUDA PÚBLICA	92.960.146		92.960.146
		C. PRESUPUESTO DE INVERSIÓN	5.000.000.000		5.000.000.000
1599		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR DEFENSA Y SEGURIDAD	5.000.000.000		5.000.000.000
	0100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD	5.000.000.000		5.000.000.000
		TOTAL PRESUPUESTO SECCIÓN	105.584.960.146		105.584.960.146

PRESUPUESTO GENERAL DE LA NACIÓN

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		SECCIÓN: 1601			
		POLICÍA NACIONAL			
		A. PRESUPUESTO DE FUNCIONAMIENTO	12.670.915.000.000		12.670.915.000.000
		B. PRESUPUESTO DE SERVICIO DE LA DEUDA PÚBLICA	502.453.975.301		502.453.975.301
		C. PRESUPUESTO DE INVERSIÓN	235.000.000.000		235.000.000.000
1501		CAPACIDADES DE LA POLICÍA NACIONAL EN SEGURIDAD PÚBLICA, PREVENCIÓN, CONVIVENCIA Y SEGURIDAD CIUDADANA	207.500.000.000		207.500.000.000
	0100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD	207.500.000.000		207.500.000.000
1505		GENERACIÓN DE BIENESTAR PARA LA FUERZA PÚBLICA Y SUS FAMILIAS	25.000.000.000		25.000.000.000
	0100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD	25.000.000.000		25.000.000.000
1599		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR DEFENSA Y SEGURIDAD	2.500.000.000		2.500.000.000
	0100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD	2.500.000.000		2.500.000.000
		TOTAL PRESUPUESTO SECCIÓN	13.408.368.975.301		13.408.368.975.301
		SECCIÓN: 1701			
		MINISTERIO DE AGRICULTURA Y DESARROLLO RURAL			
		A. PRESUPUESTO DE FUNCIONAMIENTO	446.216.660.800		446.216.660.800
		B. PRESUPUESTO DE SERVICIO DE LA DEUDA PÚBLICA	1.775.546.272		1.775.546.272
		C. PRESUPUESTO DE INVERSIÓN	869.994.151.000		869.994.151.000
1701		MEJORAMIENTO DE LA HABITABILIDAD RURAL	40.000.000.000		40.000.000.000
	1100	INTERSUBSECTORIAL AGROPECUARIO	40.000.000.000		40.000.000.000
1702		INCLUSIÓN PRODUCTIVA DE PEQUEÑOS PRODUCTORES RURALES	154.580.000.000		154.580.000.000
	1100	INTERSUBSECTORIAL AGROPECUARIO	154.580.000.000		154.580.000.000
1703		SERVICIOS FINANCIEROS Y GESTIÓN DEL RIESGO PARA LAS ACTIVIDADES AGROPECUARIAS Y RURALES	310.050.000.000		310.050.000.000
	1100	INTERSUBSECTORIAL AGROPECUARIO	310.050.000.000		310.050.000.000
1704		ORDENAMIENTO SOCIAL Y USO PRODUCTIVO DEL TERRITORIO RURAL	40.431.800.000		40.431.800.000
	1100	INTERSUBSECTORIAL AGROPECUARIO	40.431.800.000		40.431.800.000
1706		APROVECHAMIENTO DE MERCADOS EXTERNOS	1.200.000.000		1.200.000.000
	1100	INTERSUBSECTORIAL AGROPECUARIO	1.200.000.000		1.200.000.000
1707		SANIDAD AGROPECUARIA E INOCUIDAD AGROALIMENTARIA	3.000.000.000		3.000.000.000
	1100	INTERSUBSECTORIAL AGROPECUARIO	3.000.000.000		3.000.000.000
1708		CIENCIA, TECNOLOGÍA E INNOVACIÓN AGROPECUARIA	54.989.000.000		54.989.000.000
	1100	INTERSUBSECTORIAL AGROPECUARIO	54.989.000.000		54.989.000.000

PRESUPUESTO GENERAL DE LA NACIÓN

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
1709		INFRAESTRUCTURA PRODUCTIVA Y COMERCIALIZACIÓN	205.511.000.000		205.511.000.000
	1100	INTERSUBSECTORIAL AGROPECUARIO	205.511.000.000		205.511.000.000
1799		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR AGROPECUARIO	60.232.351.000		60.232.351.000
	1100	INTERSUBSECTORIAL AGROPECUARIO	60.232.351.000		60.232.351.000
TOTAL PRESUPUESTO SECCIÓN			1.317.986.358.072		1.317.986.358.072

SECCIÓN: 1702

INSTITUTO COLOMBIANO AGROPECUARIO (ICA)

A. PRESUPUESTO DE FUNCIONAMIENTO			185.120.732.000	12.640.311.000	197.761.043.000
B. PRESUPUESTO DE SERVICIO DE LA DEUDA PÚBLICA			333.288.686		333.288.686
C. PRESUPUESTO DE INVERSIÓN			204.120.000.000	51.608.763.253	255.728.763.253
1707		SANIDAD AGROPECUARIA E INOCUIDAD AGROALIMENTARIA	139.684.708.116	51.608.763.253	191.293.471.369
	1100	INTERSUBSECTORIAL AGROPECUARIO	139.684.708.116	51.608.763.253	191.293.471.369
1799		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR AGROPECUARIO	64.435.291.884		64.435.291.884
	1100	INTERSUBSECTORIAL AGROPECUARIO	64.435.291.884		64.435.291.884
TOTAL PRESUPUESTO SECCIÓN			389.574.020.686	64.249.074.253	453.823.094.939

SECCIÓN: 1715

AUTORIDAD NACIONAL DE ACUICULTURA Y PESCA - AUNAP

A. PRESUPUESTO DE FUNCIONAMIENTO			44.089.964.000	409.473.000	44.499.437.000
B. PRESUPUESTO DE SERVICIO DE LA DEUDA PÚBLICA			18.421.039		18.421.039
C. PRESUPUESTO DE INVERSIÓN			77.016.963.677	8.382.771.185	85.399.734.862
1707		SANIDAD AGROPECUARIA E INOCUIDAD AGROALIMENTARIA	50.016.963.677	8.382.771.185	58.399.734.862
	1100	INTERSUBSECTORIAL AGROPECUARIO	50.016.963.677	8.382.771.185	58.399.734.862
1708		CIENCIA, TECNOLOGÍA E INNOVACIÓN AGROPECUARIA	22.000.000.000		22.000.000.000
	1100	INTERSUBSECTORIAL AGROPECUARIO	22.000.000.000		22.000.000.000
1799		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR AGROPECUARIO	5.000.000.000		5.000.000.000
	1100	INTERSUBSECTORIAL AGROPECUARIO	5.000.000.000		5.000.000.000
TOTAL PRESUPUESTO SECCIÓN			121.125.348.716	8.792.244.185	129.917.592.901

SECCIÓN: 1716
UNIDAD ADMINISTRATIVA ESPECIAL DE GESTIÓN DE RESTITUCIÓN DE TIERRAS DESPOJADAS

A. PRESUPUESTO DE FUNCIONAMIENTO			67.968.096.000		67.968.096.000
B. PRESUPUESTO DE SERVICIO DE LA DEUDA PÚBLICA			1.792.002.572		1.792.002.572
C. PRESUPUESTO DE INVERSIÓN			354.958.238.513		354.958.238.513

PRESUPUESTO GENERAL DE LA NACIÓN

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
1705		RESTITUCIÓN DE TIERRAS A VÍCTIMAS DEL CONFLICTO ARMADO	320.407.169.918		320.407.169.918
	1100	INTERSUBSECTORIAL AGROPECUARIO	320.407.169.918		320.407.169.918
1799		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR AGROPECUARIO	34.551.068.595		34.551.068.595
	1100	INTERSUBSECTORIAL AGROPECUARIO	34.551.068.595		34.551.068.595
TOTAL PRESUPUESTO SECCIÓN			**424.718.337.085**		**424.718.337.085**

SECCIÓN: 1717

AGENCIA NACIONAL DE TIERRAS - ANT

A. PRESUPUESTO DE FUNCIONAMIENTO			73.524.602.259		73.524.602.259
B. PRESUPUESTO DE SERVICIO DE LA DEUDA PÚBLICA			5.727.271.596		5.727.271.596
C. PRESUPUESTO DE INVERSIÓN			972.510.317.449	3.903.287.292	976.413.604.741
1704		ORDENAMIENTO SOCIAL Y USO PRODUCTIVO DEL TERRITORIO RURAL	920.540.175.181	1.600.000.000	922.140.175.181
	1100	INTERSUBSECTORIAL AGROPECUARIO	920.540.175.181	1.600.000.000	922.140.175.181
1799		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR AGROPECUARIO	51.970.142.268	2.303.287.292	54.273.429.560
	1100	INTERSUBSECTORIAL AGROPECUARIO	51.970.142.268	2.303.287.292	54.273.429.560
TOTAL PRESUPUESTO SECCIÓN			**1.051.762.191.304**	**3.903.287.292**	**1.055.665.478.596**

SECCIÓN: 1718

AGENCIA DE DESARROLLO RURAL - ADR

A. PRESUPUESTO DE FUNCIONAMIENTO			86.025.405.455		86.025.405.455
B. PRESUPUESTO DE SERVICIO DE LA DEUDA PÚBLICA			643.472.807		643.472.807
C. PRESUPUESTO DE INVERSIÓN			602.958.373.003	4.494.668.849	607.453.041.852
1702		INCLUSIÓN PRODUCTIVA DE PEQUEÑOS PRODUCTORES RURALES	320.608.518.370		320.608.518.370
	1100	INTERSUBSECTORIAL AGROPECUARIO	320.608.518.370		320.608.518.370
1708		CIENCIA, TECNOLOGÍA E INNOVACIÓN AGROPECUARIA	122.305.692.809		122.305.692.809
	1100	INTERSUBSECTORIAL AGROPECUARIO	122.305.692.809		122.305.692.809
1709		INFRAESTRUCTURA PRODUCTIVA Y COMERCIALIZACIÓN	143.708.705.713	4.494.668.849	148.203.374.562
	1100	INTERSUBSECTORIAL AGROPECUARIO	143.708.705.713	4.494.668.849	148.203.374.562
1799		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR AGROPECUARIO	16.335.456.111		16.335.456.111
	1100	INTERSUBSECTORIAL AGROPECUARIO	16.335.456.111		16.335.456.111
TOTAL PRESUPUESTO SECCIÓN			**689.627.251.265**	**4.494.668.849**	**694.121.920.114**

PRESUPUESTO GENERAL DE LA NACIÓN

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		SECCIÓN: 1901			
		MINISTERIO DE SALUD Y PROTECCIÓN SOCIAL			
A. PRESUPUESTO DE FUNCIONAMIENTO			**46.518.665.812.721**		**46.518.665.812.721**
B. PRESUPUESTO DE SERVICIO DE LA DEUDA PÚBLICA			**7.821.129.220**		**7.821.129.220**
C. PRESUPUESTO DE INVERSIÓN			**2.106.051.331.076**		**2.106.051.331.076**
1901		SALUD PÚBLICA Y PRESTACIÓN DE SERVICIOS	2.081.384.569.744		2.081.384.569.744
	0300	INTERSUBSECTORIAL SALUD	2.081.384.569.744		2.081.384.569.744
1902		ASEGURAMIENTO Y ADMINISTRACIÓN DEL SISTEMA GENERAL DE LA SEGURIDAD SOCIAL EN SALUD - SGSSS	11.500.000.000		11.500.000.000
	0300	INTERSUBSECTORIAL SALUD	11.500.000.000		11.500.000.000
1903		INSPECCIÓN, VIGILANCIA Y CONTROL	1.568.568.045		1.568.568.045
	0300	INTERSUBSECTORIAL SALUD	1.568.568.045		1.568.568.045
1905		SALUD PÚBLICA	4.000.000.000		4.000.000.000
	0300	INTERSUBSECTORIAL SALUD	4.000.000.000		4.000.000.000
1999		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR SALUD Y PROTECCIÓN SOCIAL	7.598.193.287		7.598.193.287
	0300	INTERSUBSECTORIAL SALUD	7.598.193.287		7.598.193.287
TOTAL PRESUPUESTO SECCIÓN			**48.632.538.273.017**		**48.632.538.273.017**
		SECCIÓN: 1903			
		INSTITUTO NACIONAL DE SALUD (INS)			
A. PRESUPUESTO DE FUNCIONAMIENTO			**44.760.387.000**	**2.779.771.000**	**47.540.158.000**
B. PRESUPUESTO DE SERVICIO DE LA DEUDA PÚBLICA			**52.134.638**		**52.134.638**
C. PRESUPUESTO DE INVERSIÓN			**56.933.278.988**	**3.609.794.000**	**60.543.072.988**
1901		SALUD PÚBLICA Y PRESTACIÓN DE SERVICIOS	45.273.278.988	3.087.199.640	48.360.478.628
	0300	INTERSUBSECTORIAL SALUD	45.273.278.988	3.087.199.640	48.360.478.628
1999		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR SALUD Y PROTECCIÓN SOCIAL	11.660.000.000	522.594.360	12.182.594.360
	0300	INTERSUBSECTORIAL SALUD	11.660.000.000	522.594.360	12.182.594.360
TOTAL PRESUPUESTO SECCIÓN			**101.745.800.626**	**6.389.565.000**	**108.135.365.626**
		SECCIÓN: 1910			
		SUPERINTENDENCIA NACIONAL DE SALUD			
A. PRESUPUESTO DE FUNCIONAMIENTO				**193.853.436.000**	**193.853.436.000**
B. PRESUPUESTO DE SERVICIO DE LA DEUDA PÚBLICA				**7.713.911.491**	**7.713.911.491**
C. PRESUPUESTO DE INVERSIÓN				**76.209.422.000**	**76.209.422.000**
1902		ASEGURAMIENTO Y ADMINISTRACIÓN DEL SISTEMA GENERAL DE LA SEGURIDAD SOCIAL EN SALUD - SGSSS		1.294.522.744	1.294.522.744
	0300	INTERSUBSECTORIAL SALUD		1.294.522.744	1.294.522.744

PRESUPUESTO GENERAL DE LA NACIÓN

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
1903		INSPECCIÓN, VIGILANCIA Y CONTROL		39.946.932.258	39.946.932.258
	0300	INTERSUBSECTORIAL SALUD		39.946.932.258	39.946.932.258
1999		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR SALUD Y PROTECCIÓN SOCIAL		34.967.966.998	34.967.966.998
	0300	INTERSUBSECTORIAL SALUD		34.967.966.998	34.967.966.998
TOTAL PRESUPUESTO SECCIÓN				277.776.769.491	277.776.769.491

SECCIÓN: 1912

INSTITUTO NACIONAL DE VIGILANCIA DE MEDICAMENTOS Y ALIMENTOS - INVIMA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO				146.612.230.000	146.612.230.000
B. PRESUPUESTO DE SERVICIO DE LA DEUDA PÚBLICA				2.131.110.013	2.131.110.013
C. PRESUPUESTO DE INVERSIÓN				100.000.000.000	100.000.000.000
1903		INSPECCIÓN, VIGILANCIA Y CONTROL		87.986.369.529	87.986.369.529
	0300	INTERSUBSECTORIAL SALUD		87.986.369.529	87.986.369.529
1999		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR SALUD Y PROTECCIÓN SOCIAL		12.013.630.471	12.013.630.471
	0300	INTERSUBSECTORIAL SALUD		12.013.630.471	12.013.630.471
TOTAL PRESUPUESTO SECCIÓN				248.743.340.013	248.743.340.013

SECCIÓN: 1913

FONDO DE PREVISIÓN SOCIAL DEL CONGRESO

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			292.527.314.000	60.101.000.000	352.628.314.000
B. PRESUPUESTO DE SERVICIO DE LA DEUDA PÚBLICA			1.332.063.341		1.332.063.341
C. PRESUPUESTO DE INVERSIÓN				300.000.000	300.000.000
1999		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR SALUD Y PROTECCIÓN SOCIAL		300.000.000	300.000.000
	0300	INTERSUBSECTORIAL SALUD		300.000.000	300.000.000
TOTAL PRESUPUESTO SECCIÓN			293.859.377.341	60.401.000.000	354.260.377.341

SECCIÓN: 1914

FONDO PASIVO SOCIAL DE FERROCARRILES NACIONALES DE COLOMBIA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			492.182.953.000	150.617.266.000	642.800.219.000
C. PRESUPUESTO DE INVERSIÓN			2.500.000.000		2.500.000.000
1999		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR SALUD Y PROTECCIÓN SOCIAL	2.500.000.000		2.500.000.000
	0300	INTERSUBSECTORIAL SALUD	2.500.000.000		2.500.000.000
TOTAL PRESUPUESTO SECCIÓN			494.682.953.000	150.617.266.000	645.300.219.000

2276

PRESUPUESTO GENERAL DE LA NACIÓN

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		SECCIÓN: 2101			
		MINISTERIO DE MINAS Y ENERGÍA			
		A. PRESUPUESTO DE FUNCIONAMIENTO	180.497.353.949		180.497.353.949
		B. PRESUPUESTO DE SERVICIO DE LA DEUDA PÚBLICA	17.828.185.729		17.828.185.729
		C. PRESUPUESTO DE INVERSIÓN	5.086.324.220.364		5.086.324.220.364
2101		ACCESO AL SERVICIO PÚBLICO DOMICILIARIO DE GAS COMBUSTIBLE	1.099.605.153.693		1.099.605.153.693
	1900	INTERSUBSECTORIAL MINAS Y ENERGÍA	1.099.605.153.693		1.099.605.153.693
2102		CONSOLIDACIÓN PRODUCTIVA DEL SECTOR DE ENERGÍA ELÉCTRICA	3.767.562.665.784		3.767.562.665.784
	1900	INTERSUBSECTORIAL MINAS Y ENERGÍA	3.767.562.665.784		3.767.562.665.784
2103		CONSOLIDACIÓN PRODUCTIVA DEL SECTOR HIDROCARBUROS	89.580.042.627		89.580.042.627
	1900	INTERSUBSECTORIAL MINAS Y ENERGÍA	89.580.042.627		89.580.042.627
2104		CONSOLIDACIÓN PRODUCTIVA DEL SECTOR MINERO	21.103.081.468		21.103.081.468
	1900	INTERSUBSECTORIAL MINAS Y ENERGÍA	21.103.081.468		21.103.081.468
2105		DESARROLLO AMBIENTAL SOSTENIBLE DEL SECTOR MINERO ENERGÉTICO	20.540.767.751		20.540.767.751
	1900	INTERSUBSECTORIAL MINAS Y ENERGÍA	20.540.767.751		20.540.767.751
2106		GESTIÓN DE LA INFORMACIÓN EN EL SECTOR MINERO ENERGÉTICO	46.873.724.978		46.873.724.978
	1900	INTERSUBSECTORIAL MINAS Y ENERGÍA	46.873.724.978		46.873.724.978
2199		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR MINAS Y ENERGÍA	41.058.784.063		41.058.784.063
	1900	INTERSUBSECTORIAL MINAS Y ENERGÍA	41.058.784.063		41.058.784.063
		TOTAL PRESUPUESTO SECCIÓN	5.284.649.760.042		5.284.649.760.042
		SECCIÓN: 2103			
		SERVICIO GEOLÓGICO COLOMBIANO			
		A. PRESUPUESTO DE FUNCIONAMIENTO	54.039.585.499	12.789.262.510	66.828.848.009
		B. PRESUPUESTO DE SERVICIO DE LA DEUDA PÚBLICA	137.392.848		137.392.848
		C. PRESUPUESTO DE INVERSIÓN	109.103.000.000	101.535.129.679	210.638.129.679
2106		GESTIÓN DE LA INFORMACIÓN EN EL SECTOR MINERO ENERGÉTICO	20.074.111.702	101.535.129.679	121.609.241.381
	1900	INTERSUBSECTORIAL MINAS Y ENERGÍA	20.074.111.702	101.535.129.679	121.609.241.381
2199		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR MINAS Y ENERGÍA	89.028.888.298		89.028.888.298
	1900	INTERSUBSECTORIAL MINAS Y ENERGÍA	89.028.888.298		89.028.888.298
		TOTAL PRESUPUESTO SECCIÓN	163.279.978.347	114.324.392.189	277.604.370.536

13

PRESUPUESTO GENERAL DE LA NACIÓN

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		SECCIÓN: 2109			
		UNIDAD DE PLANEACIÓN MINERO ENERGÉTICA - UPME			
		A. PRESUPUESTO DE FUNCIONAMIENTO		26.400.000.000	26.400.000.000
		C. PRESUPUESTO DE INVERSIÓN		26.962.000.000	26.962.000.000
2102		CONSOLIDACIÓN PRODUCTIVA DEL SECTOR DE ENERGÍA ELÉCTRICA		6.467.257.345	6.467.257.345
	1900	INTERSUBSECTORIAL MINAS Y ENERGÍA		6.467.257.345	6.467.257.345
2103		CONSOLIDACIÓN PRODUCTIVA DEL SECTOR HIDROCARBUROS		2.940.000.000	2.940.000.000
	1900	INTERSUBSECTORIAL MINAS Y ENERGÍA		2.940.000.000	2.940.000.000
2105		DESARROLLO AMBIENTAL SOSTENIBLE DEL SECTOR MINERO ENERGÉTICO		2.271.661.907	2.271.661.907
	1900	INTERSUBSECTORIAL MINAS Y ENERGÍA		2.271.661.907	2.271.661.907
2106		GESTIÓN DE LA INFORMACIÓN EN EL SECTOR MINERO ENERGÉTICO		9.112.624.416	9.112.624.416
	1900	INTERSUBSECTORIAL MINAS Y ENERGÍA		9.112.624.416	9.112.624.416
2199		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR MINAS Y ENERGÍA		6.170.456.332	6.170.456.332
	1900	INTERSUBSECTORIAL MINAS Y ENERGÍA		6.170.456.332	6.170.456.332
		TOTAL PRESUPUESTO SECCIÓN		53.362.000.000	53.362.000.000
		SECCIÓN: 2110			
		INSTITUTO DE PLANIFICACIÓN Y PROMOCIÓN DE SOLUCIONES ENERGÉTICAS PARA LAS ZONAS NO INTERCONECTADAS - IPSE			
		A. PRESUPUESTO DE FUNCIONAMIENTO	23.719.170.851	3.898.070.321	27.617.241.172
		B. PRESUPUESTO DE SERVICIO DE LA DEUDA PÚBLICA	1.065.964.050		1.065.964.050
		C. PRESUPUESTO DE INVERSIÓN	100.000.000.000		100.000.000.000
2102		CONSOLIDACIÓN PRODUCTIVA DEL SECTOR DE ENERGÍA ELÉCTRICA	93.833.435.000		93.833.435.000
	1900	INTERSUBSECTORIAL MINAS Y ENERGÍA	93.833.435.000		93.833.435.000
2106		GESTIÓN DE LA INFORMACIÓN EN EL SECTOR MINERO ENERGÉTICO	738.000.000		738.000.000
	1900	INTERSUBSECTORIAL MINAS Y ENERGÍA	738.000.000		738.000.000
2199		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR MINAS Y ENERGÍA	5.428.565.000		5.428.565.000
	1900	INTERSUBSECTORIAL MINAS Y ENERGÍA	5.428.565.000		5.428.565.000
		TOTAL PRESUPUESTO SECCIÓN	124.785.134.901	3.898.070.321	128.683.205.222
		SECCIÓN: 2111			
		AGENCIA NACIONAL DE HIDROCARBUROS - ANH			
		A. PRESUPUESTO DE FUNCIONAMIENTO		1.373.885.831.287	1.373.885.831.287
		B. PRESUPUESTO DE SERVICIO DE LA DEUDA PÚBLICA		5.801.025.468	5.801.025.468
		C. PRESUPUESTO DE INVERSIÓN		374.873.800.000	374.873.800.000

PRESUPUESTO GENERAL DE LA NACIÓN

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
2103		CONSOLIDACIÓN PRODUCTIVA DEL SECTOR HIDROCARBUROS		50.216.000.000	50.216.000.000
	1900	INTERSUBSECTORIAL MINAS Y ENERGÍA		50.216.000.000	50.216.000.000
2106		GESTIÓN DE LA INFORMACIÓN EN EL SECTOR MINERO ENERGÉTICO		312.157.800.000	312.157.800.000
	1900	INTERSUBSECTORIAL MINAS Y ENERGÍA		312.157.800.000	312.157.800.000
2199		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR MINAS Y ENERGÍA		12.500.000.000	12.500.000.000
	1900	INTERSUBSECTORIAL MINAS Y ENERGÍA		12.500.000.000	12.500.000.000
TOTAL PRESUPUESTO SECCIÓN				1.754.560.656.755	1.754.560.656.755

SECCIÓN: 2112
AGENCIA NACIONAL DE MINERÍA - ANM

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			31.358.000.000	54.330.000.000	85.688.000.000
C. PRESUPUESTO DE INVERSIÓN			6.834.000.000	38.953.800.000	45.787.800.000
2104		CONSOLIDACIÓN PRODUCTIVA DEL SECTOR MINERO	1.698.695.949	25.384.898.267	27.083.594.216
	1900	INTERSUBSECTORIAL MINAS Y ENERGÍA	1.698.695.949	25.384.898.267	27.083.594.216
2106		GESTIÓN DE LA INFORMACIÓN EN EL SECTOR MINERO ENERGÉTICO	1.097.209.809	6.242.630.243	7.339.840.052
	1900	INTERSUBSECTORIAL MINAS Y ENERGÍA	1.097.209.809	6.242.630.243	7.339.840.052
2199		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR MINAS Y ENERGÍA	4.038.094.242	7.326.271.490	11.364.365.732
	1900	INTERSUBSECTORIAL MINAS Y ENERGÍA	4.038.094.242	7.326.271.490	11.364.365.732
TOTAL PRESUPUESTO SECCIÓN			38.192.000.000	93.283.800.000	131.475.800.000

SECCIÓN: 2201
MINISTERIO DE EDUCACIÓN NACIONAL

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			43.424.735.767.407		43.424.735.767.407
C. PRESUPUESTO DE INVERSIÓN			4.829.883.162.065		4.829.883.162.065
2201		CALIDAD, COBERTURA Y FORTALECIMIENTO DE LA EDUCACIÓN INICIAL, PRESCOLAR, BÁSICA Y MEDIA	1.114.446.815.164		1.114.446.815.164
	0700	INTERSUBSECTORIAL EDUCACIÓN	1.114.446.815.164		1.114.446.815.164
2202		CALIDAD Y FOMENTO DE LA EDUCACIÓN SUPERIOR	3.668.017.853.527		3.668.017.853.527
	0700	INTERSUBSECTORIAL EDUCACIÓN	3.668.017.853.527		3.668.017.853.527
2299		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR EDUCACIÓN	47.418.493.374		47.418.493.374
	0700	INTERSUBSECTORIAL EDUCACIÓN	47.418.493.374		47.418.493.374
TOTAL PRESUPUESTO SECCIÓN			48.254.618.929.472		48.254.618.929.472

PRESUPUESTO GENERAL DE LA NACIÓN

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		SECCIÓN: 2209			
		INSTITUTO NACIONAL PARA SORDOS (INSOR)			
		A. PRESUPUESTO DE FUNCIONAMIENTO	6.584.785.351		6.584.785.351
		C. PRESUPUESTO DE INVERSIÓN	5.750.500.000	1.787.352.834	7.537.852.834
2203		CIERRE DE BRECHAS PARA EL GOCE EFECTIVO DE DERECHOS FUNDAMENTALES DE LA POBLACIÓN EN CONDICIÓN DE DISCAPACIDAD	3.711.765.476	1.628.816.634	5.340.582.110
	0700	INTERSUBSECTORIAL EDUCACIÓN	3.711.765.476	1.628.816.634	5.340.582.110
2299		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR EDUCACIÓN	2.038.734.524	158.536.200	2.197.270.724
	0700	INTERSUBSECTORIAL EDUCACIÓN	2.038.734.524	158.536.200	2.197.270.724
		TOTAL PRESUPUESTO SECCIÓN	12.335.285.351	1.787.352.834	14.122.638.185
		SECCIÓN: 2210			
		INSTITUTO NACIONAL PARA CIEGOS (INCI)			
		A. PRESUPUESTO DE FUNCIONAMIENTO	6.235.432.919	35.818.628	6.271.251.547
		B. PRESUPUESTO DE SERVICIO DE LA DEUDA PÚBLICA	3.538.067		3.538.067
		C. PRESUPUESTO DE INVERSIÓN	1.777.366.374	443.358.748	2.220.725.122
2203		CIERRE DE BRECHAS PARA EL GOCE EFECTIVO DE DERECHOS FUNDAMENTALES DE LA POBLACIÓN EN CONDICIÓN DE DISCAPACIDAD	1.277.763.001	325.892.552	1.603.655.553
	0700	INTERSUBSECTORIAL EDUCACIÓN	1.277.763.001	325.892.552	1.603.655.553
2299		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR EDUCACIÓN	499.603.373	117.466.196	617.069.569
	0700	INTERSUBSECTORIAL EDUCACIÓN	499.603.373	117.466.196	617.069.569
		TOTAL PRESUPUESTO SECCIÓN	8.016.337.360	479.177.376	8.495.514.736
		SECCIÓN: 2234			
		ESCUELA TECNOLÓGICA INSTITUTO TÉCNICO CENTRAL			
		A. PRESUPUESTO DE FUNCIONAMIENTO	24.208.755.781	6.150.000.000	30.358.755.781
		C. PRESUPUESTO DE INVERSIÓN	6.428.898.253	6.277.289.836	12.706.188.089
2202		CALIDAD Y FOMENTO DE LA EDUCACIÓN SUPERIOR	6.428.898.253	6.277.289.836	12.706.188.089
	0700	INTERSUBSECTORIAL EDUCACIÓN	6.428.898.253	6.277.289.836	12.706.188.089
		TOTAL PRESUPUESTO SECCIÓN	30.637.654.034	12.427.289.836	43.064.943.870
		SECCIÓN: 2238			
		INSTITUTO NACIONAL DE FORMACIÓN TÉCNICA PROFESIONAL DE SAN ANDRÉS Y PROVIDENCIA			
		A. PRESUPUESTO DE FUNCIONAMIENTO	5.289.355.389	700.701.876	5.990.057.265
		C. PRESUPUESTO DE INVERSIÓN	2.698.886.240	1.221.882.761	3.920.769.001
2202		CALIDAD Y FOMENTO DE LA EDUCACIÓN SUPERIOR	2.698.886.240	1.221.882.761	3.920.769.001

PRESUPUESTO GENERAL DE LA NACIÓN

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	0700	INTERSUBSECTORIAL EDUCACIÓN	2.698.886.240	1.221.882.761	3.920.769.001
TOTAL PRESUPUESTO SECCIÓN			7.988.241.629	1.922.584.637	9.910.826.266

SECCIÓN: 2239
INSTITUTO NACIONAL DE FORMACIÓN TÉCNICA PROFESIONAL DE SAN JUAN DEL CESAR

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			5.733.752.047	1.705.718.601	7.439.470.648
C. PRESUPUESTO DE INVERSIÓN			3.486.493.391	870.480.463	4.356.973.854
2202		CALIDAD Y FOMENTO DE LA EDUCACIÓN SUPERIOR	3.486.493.391	870.480.463	4.356.973.854
	0700	INTERSUBSECTORIAL EDUCACIÓN	3.486.493.391	870.480.463	4.356.973.854
TOTAL PRESUPUESTO SECCIÓN			9.220.245.438	2.576.199.064	11.796.444.502

SECCIÓN: 2241
INSTITUTO TOLIMENSE DE FORMACIÓN TÉCNICA PROFESIONAL

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			11.301.203.537	10.272.626.016	21.573.829.553
C. PRESUPUESTO DE INVERSIÓN			2.907.398.550	5.485.201.514	8.392.600.064
2202		CALIDAD Y FOMENTO DE LA EDUCACIÓN SUPERIOR	2.907.398.550	5.485.201.514	8.392.600.064
	0700	INTERSUBSECTORIAL EDUCACIÓN	2.907.398.550	5.485.201.514	8.392.600.064
TOTAL PRESUPUESTO SECCIÓN			14.208.602.087	15.757.827.530	29.966.429.617

SECCIÓN: 2242
INSTITUTO TÉCNICO NACIONAL DE COMERCIO "SIMÓN RODRÍGUEZ" DE CALI

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			6.661.947.952	4.000.000.000	10.661.947.952
C. PRESUPUESTO DE INVERSIÓN			5.955.055.231	613.716.554	6.568.771.785
2202		CALIDAD Y FOMENTO DE LA EDUCACIÓN SUPERIOR	5.955.055.231	613.716.554	6.568.771.785
	0700	INTERSUBSECTORIAL EDUCACIÓN	5.955.055.231	613.716.554	6.568.771.785
TOTAL PRESUPUESTO SECCIÓN			12.617.003.183	4.613.716.554	17.230.719.737

SECCIÓN: 2246
UNIDAD ADMINISTRATIVA ESPECIAL DE ALIMENTACIÓN ESCOLAR

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			13.787.917.107		13.787.917.107
C. PRESUPUESTO DE INVERSIÓN			1.317.531.424.979		1.317.531.424.979
2201		CALIDAD, COBERTURA Y FORTALECIMIENTO DE LA EDUCACIÓN INICIAL, PRESCOLAR, BÁSICA Y MEDIA	1.317.531.424.979		1.317.531.424.979
	0700	INTERSUBSECTORIAL EDUCACIÓN	1.317.531.424.979		1.317.531.424.979
TOTAL PRESUPUESTO SECCIÓN			1.331.319.342.086		1.331.319.342.086

PRESUPUESTO GENERAL DE LA NACIÓN

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		SECCIÓN: 2257 ENTES AUTÓNOMOS UNIVERSITARIOS ESTATALES - UNIVERSIDADES PÚBLICAS			
A. PRESUPUESTO DE FUNCIONAMIENTO			**4.975.672.412.404**		**4.975.672.412.404**
C. PRESUPUESTO DE INVERSIÓN			**108.495.271.344**		**108.495.271.344**
2202		CALIDAD Y FOMENTO DE LA EDUCACIÓN SUPERIOR	108.495.271.344		108.495.271.344
	0700	INTERSUBSECTORIAL EDUCACIÓN	108.495.271.344		108.495.271.344
TOTAL PRESUPUESTO SECCIÓN			**5.084.167.683.748**		**5.084.167.683.748**
		SECCIÓN: 2301 MINISTERIO DE TECNOLOGÍAS DE LA INFORMACIÓN Y LAS COMUNICACIONES			
A. PRESUPUESTO DE FUNCIONAMIENTO			**108.200.203.899**		**108.200.203.899**
B. PRESUPUESTO DE SERVICIO DE LA DEUDA PÚBLICA			**6.820.218.690**		**6.820.218.690**
TOTAL PRESUPUESTO SECCIÓN			**115.020.422.589**		**115.020.422.589**
		SECCIÓN: 2306 FONDO ÚNICO DE TECNOLOGÍAS DE LA INFORMACIÓN Y LAS COMUNICACIONES			
A. PRESUPUESTO DE FUNCIONAMIENTO				**781.114.307.679**	**781.114.307.679**
B. PRESUPUESTO DE SERVICIO DE LA DEUDA PÚBLICA				**8.003.324.468**	**8.003.324.468**
C. PRESUPUESTO DE INVERSIÓN				**1.303.511.013.887**	**1.303.511.013.887**
2301		FACILITAR EL ACCESO Y USO DE LAS TECNOLOGÍAS DE LA INFORMACIÓN Y LAS COMUNICACIONES (TIC) EN TODO EL TERRITORIO NACIONAL		964.314.632.019	964.31164.632.019
	0400	INTERSUBSECTORIAL COMUNICACIONES		964.314.632.019	964.314.632.019
2302		FOMENTO DEL DESARROLLO DE APLICACIONES, SOFTWARE Y CONTENIDOS PARA IMPULSAR LA APROPIACIÓN DE LAS TECNOLOGÍAS DE LA INFORMACIÓN Y LAS COMUNICACIONES		202.617.093.147	202.617.093.147
	0400	INTERSUBSECTORIAL COMUNICACIONES		202.617.093.147	202.617.093.147
2399		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR COMUNICACIONES		136.579.288.721	136.579.288.721
	0400	INTERSUBSECTORIAL COMUNICACIONES		136.579.288.721	136.579.288.721
TOTAL PRESUPUESTO SECCIÓN				**2.092.628.646.034**	**2.092.628.646.034**
		SECCIÓN: 2308 UNIDAD ADMINISTRATIVA ESPECIAL COMISIÓN DE REGULACIÓN DE COMUNICACIONES			
A. PRESUPUESTO DE FUNCIONAMIENTO				**26.330.642.944**	**26.330.642.944**
B. PRESUPUESTO DE SERVICIO DE LA DEUDA PÚBLICA				**5.115.056**	**5.115.056**
C. PRESUPUESTO DE INVERSIÓN				**20.951.894.000**	**20.951.894.000**
2301		FACILITAR EL ACCESO Y USO DE LAS TECNOLOGÍAS		15.212.026.000	15.212.026.000

PRESUPUESTO GENERAL DE LA NACIÓN

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		DE LA INFORMACIÓN Y LAS COMUNICACIONES (TIC) EN TODO EL TERRITORIO NACIONAL			
	0400	INTERSUBSECTORIAL COMUNICACIONES		15.212.026.000	15.212.026.000
2399		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR COMUNICACIONES		5.739.868.000	5.739.868.000
	0400	INTERSUBSECTORIAL COMUNICACIONES		5.739.868.000	5.739.868.000

TOTAL PRESUPUESTO SECCIÓN   47.287.652.000   47.287.652.000

SECCIÓN: 2309

AGENCIA NACIONAL DEL ESPECTRO - ANE

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		A. PRESUPUESTO DE FUNCIONAMIENTO		18.469.169.000	18.469.169.000
		B. PRESUPUESTO DE SERVICIO DE LA DEUDA PÚBLICA		65.970.729	65.970.729
		C. PRESUPUESTO DE INVERSIÓN		19.752.129.271	19.752.129.271
2301		FACILITAR EL ACCESO Y USO DE LAS TECNOLOGÍAS DE LA INFORMACIÓN Y LAS COMUNICACIONES (TIC) EN TODO EL TERRITORIO NACIONAL		10.479.898.055	10.479.898.055
	0400	INTERSUBSECTORIAL COMUNICACIONES		10.479.898.055	10.479.898.055
2399		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR COMUNICACIONES		9.272.231.216	9.272.231.216
	0400	INTERSUBSECTORIAL COMUNICACIONES		9.272.231.216	9.272.231.216

TOTAL PRESUPUESTO SECCIÓN   38.287.269.000   38.287.269.000

SECCIÓN: 2311

COMPUTADORES PARA EDUCAR (CPE)

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		A. PRESUPUESTO DE FUNCIONAMIENTO		20.059.696.465	20.059.696.465
		C. PRESUPUESTO DE INVERSIÓN		85.381.446.116	85.381.446.116
2301		FACILITAR EL ACCESO Y USO DE LAS TECNOLOGÍAS DE LA INFORMACIÓN Y LAS COMUNICACIONES (TIC) EN TODO EL TERRITORIO NACIONAL		85.381.446.116	85.381.446.116
	0400	INTERSUBSECTORIAL COMUNICACIONES		85.381.446.116	85.381.446.116

TOTAL PRESUPUESTO SECCIÓN   105.441.142.581   105.441.142.581

SECCIÓN: 2312

CORPORACIÓN AGENCIA NACIONAL DE GOBIERNO DIGITAL - AND

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		A. PRESUPUESTO DE FUNCIONAMIENTO		4.678.278.251	4.678.278.251
		C. PRESUPUESTO DE INVERSIÓN		45.436.020.587	45.436.020.587
2302		FOMENTO DEL DESARROLLO DE APLICACIONES, SOFTWARE Y CONTENIDOS PARA IMPULSAR LA APROPIACIÓN DE LAS TECNOLOGÍAS DE LA INFORMACIÓN Y LAS COMUNICACIONES		45.436.020.587	45.436.020.587

PRESUPUESTO GENERAL DE LA NACIÓN

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	0400	INTERSUBSECTORIAL COMUNICACIONES		45.436.020.587	45.436.020.587
TOTAL PRESUPUESTO SECCIÓN				**50.114.298.838**	**50.114.298.838**
		SECCIÓN: 2401			
		MINISTERIO DE TRANSPORTE			
A. PRESUPUESTO DE FUNCIONAMIENTO			**268.576.875.655**		**268.576.875.655**
B. PRESUPUESTO DE SERVICIO DE LA DEUDA PÚBLICA			**13.356.572.497**		**13.356.572.497**
C. PRESUPUESTO DE INVERSIÓN			**139.944.055.985**		**139.944.055.985**
2402		INFRAESTRUCTURA RED VIAL REGIONAL	38.000.000.000		38.000.000.000
	0600	INTERSUBSECTORIAL TRANSPORTE	38.000.000.000		38.000.000.000
2406		INFRAESTRUCTURA DE TRANSPORTE FLUVIAL	670.000.000		670.000.000
	0600	INTERSUBSECTORIAL TRANSPORTE	670.000.000		670.000.000
2407		INFRAESTRUCTURA Y SERVICIOS DE LOGÍSTICA DE TRANSPORTE	45.000.000.000		45.000.000.000
	0600	INTERSUBSECTORIAL TRANSPORTE	45.000.000.000		45.000.000.000
2410		REGULACIÓN Y SUPERVISIÓN DE INFRAESTRUCTURA Y SERVICIOS DE TRANSPORTE	35.763.361.318		35.763.361.318
	0600	INTERSUBSECTORIAL TRANSPORTE	35.763.361.318		35.763.361.318
2499		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR TRANSPORTE	20.510.694.667		20.510.694.667
	0600	INTERSUBSECTORIAL TRANSPORTE	20.510.694.667		20.510.694.667
TOTAL PRESUPUESTO SECCIÓN			**421.877.504.137**		**421.877.504.137**
		SECCIÓN: 2402			
		INSTITUTO NACIONAL DE VÍAS			
A. PRESUPUESTO DE FUNCIONAMIENTO			**162.504.257.824**	**69.602.420.109**	**232.106.677.933**
B. PRESUPUESTO DE SERVICIO DE LA DEUDA PÚBLICA			**114.792.589.654**		**114.792.589.654**
C. PRESUPUESTO DE INVERSIÓN			**2.780.136.058.599**	**1.019.055.700.000**	**3.799.191.758.599**
2401		INFRAESTRUCTURA RED VIAL PRIMARIA	1.311.355.319.573	852.955.700.000	2.164.311.019.573
	0600	INTERSUBSECTORIAL TRANSPORTE	1.311.355.319.573	852.955.700.000	2.164.311.019.573
2402		INFRAESTRUCTURA RED VIAL REGIONAL	1.362.348.140.669		1.362.348.140.669
	0600	INTERSUBSECTORIAL TRANSPORTE	1.362.348.140.669		1.362.348.140.669
2404		INFRAESTRUCTURA DE TRANSPORTE FÉRREO	20.882.598.357		20.882.598.357
	0600	INTERSUBSECTORIAL TRANSPORTE	20.882.598.357		20.882.598.357
2405		INFRAESTRUCTURA DE TRANSPORTE MARÍTIMO		38.000.000.000	38.000.000.000
	0600	INTERSUBSECTORIAL TRANSPORTE		38.000.000.000	38.000.000.000
2406		INFRAESTRUCTURA DE TRANSPORTE FLUVIAL	50.660.000.000		50.660.000.000
	0600	INTERSUBSECTORIAL TRANSPORTE	50.660.000.000		50.660.000.000
2409		SEGURIDAD DE TRANSPORTE	7.000.000.000	68.500.000.000	75.500.000.000
	0600	INTERSUBSECTORIAL TRANSPORTE	7.000.000.000	68.500.000.000	75.500.000.000

PRESUPUESTO GENERAL DE LA NACIÓN

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
2410		REGULACIÓN Y SUPERVISIÓN DE INFRAESTRUCTURA Y SERVICIOS DE TRANSPORTE	1.200.000.000	16.000.000.000	17.200.000.000
	0600	INTERSUBSECTORIAL TRANSPORTE	1.200.000.000	16.000.000.000	17.200.000.000
2499		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR TRANSPORTE	26.690.000.000	43.600.000.000	70.290.000.000
	0600	INTERSUBSECTORIAL TRANSPORTE	26.690.000.000	43.600.000.000	70.290.000.000

TOTAL PRESUPUESTO SECCIÓN   3.057.432.906.077   1.088.658.120.109   4.146.091.026.186

SECCIÓN: 2412
UNIDAD ADMINISTRATIVA ESPECIAL DE LA AERONÁUTICA CIVIL

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		A. PRESUPUESTO DE FUNCIONAMIENTO		868.271.734.843	868.271.734.843
		B. PRESUPUESTO DE SERVICIO DE LA DEUDA PÚBLICA		3.150.468.157	3.150.468.157
		C. PRESUPUESTO DE INVERSIÓN	182.886.000.000	1.009.177.197.000	1.192.063.197.000
2403		INFRAESTRUCTURA Y SERVICIOS DE TRANSPORTE AÉREO	182.886.000.000	903.505.734.555	1.086.391.734.555
	0600	INTERSUBSECTORIAL TRANSPORTE	182.886.000.000	903.505.734.555	1.086.391.734.555
2409		SEGURIDAD DE TRANSPORTE		42.660.989.724	42.660.989.724
	0600	INTERSUBSECTORIAL TRANSPORTE		42.660.989.724	42.660.989.724
2499		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR TRANSPORTE		63.010.472.721	63.010.472.721
	0600	INTERSUBSECTORIAL TRANSPORTE		63.010.472.721	63.010.472.721

TOTAL PRESUPUESTO SECCIÓN   182.886.000.000   1.880.599.400.000   2.063.485.400.000

SECCIÓN: 2413
AGENCIA NACIONAL DE INFRAESTRUCTURA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		A. PRESUPUESTO DE FUNCIONAMIENTO	10.073.090.054	103.864.906.976	113.937.997.030
		B. PRESUPUESTO DE SERVICIO DE LA DEUDA PÚBLICA	2.720.001.826.821		2.720.001.826.821
		C. PRESUPUESTO DE INVERSIÓN	4.910.916.309.483	147.104.900.000	5.058.021.209.483
2401		INFRAESTRUCTURA RED VIAL PRIMARIA	4.811.194.871.576		4.811.194.871.576
	0600	INTERSUBSECTORIAL TRANSPORTE	4.811.194.871.576		4.811.194.871.576
2403		INFRAESTRUCTURA Y SERVICIOS DE TRANSPORTE AÉREO	5.210.000.000		5.210.000.000
	0600	INTERSUBSECTORIAL TRANSPORTE	5.210.000.000		5.210.000.000
2404		INFRAESTRUCTURA DE TRANSPORTE FÉRREO		125.768.894.272	125.768.894.272
	0600	INTERSUBSECTORIAL TRANSPORTE		125.768.894.272	125.768.894.272
2405		INFRAESTRUCTURA DE TRANSPORTE MARÍTIMO	3.746.000.000		3.746.000.000
	0600	INTERSUBSECTORIAL TRANSPORTE	3.746.000.000		3.746.000.000
2406		INFRAESTRUCTURA DE TRANSPORTE FLUVIAL	49.596.199.265		49.596.199.265
	0600	INTERSUBSECTORIAL TRANSPORTE	49.596.199.265		49.596.199.265
2499		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR TRANSPORTE	41.169.238.642	21.336.005.728	62.505.244.370

PRESUPUESTO GENERAL DE LA NACIÓN

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	0600	INTERSUBSECTORIAL TRANSPORTE	41.169.238.642	21.336.005.728	62.505.244.370
TOTAL PRESUPUESTO SECCIÓN			**7.640.991.226.358**	**250.969.806.976**	**7.891.961.033.334**

SECCIÓN: 2414
UNIDAD DE PLANEACIÓN DEL SECTOR DE INFRAESTRUCTURA DE TRANSPORTE

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			14.940.473.000		14.940.473.000
C. PRESUPUESTO DE INVERSIÓN			13.936.000.000		13.936.000.000
2410		REGULACIÓN Y SUPERVISIÓN DE INFRAESTRUCTURA Y SERVICIOS DE TRANSPORTE	12.336.000.000		12.336.000.000
	0600	INTERSUBSECTORIAL TRANSPORTE	12.336.000.000		12.336.000.000
2499		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR TRANSPORTE	1.600.000.000		1.600.000.000
	0600	INTERSUBSECTORIAL TRANSPORTE	1.600.000.000		1.600.000.000
TOTAL PRESUPUESTO SECCIÓN			**28.876.473.000**		**28.876.473.000**

SECCIÓN: 2415
COMISIÓN DE REGULACIÓN DE INFRAESTRUCTURA Y TRANSPORTE

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			1.246.300.000		1.246.300.000
TOTAL PRESUPUESTO SECCIÓN			**1.246.300.000**		**1.246.300.000**

SECCIÓN: 2416
AGENCIA NACIONAL DE SEGURIDAD VIAL

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			22.703.680.352		22.703.680.352
B. PRESUPUESTO DE SERVICIO DE LA DEUDA PÚBLICA			68.454.648		68.454.648
C. PRESUPUESTO DE INVERSIÓN			147.204.000.000		147.204.000.000
2409		SEGURIDAD DE TRANSPORTE	138.754.400.000		138.754.400.000
	0600	INTERSUBSECTORIAL TRANSPORTE	138.754.400.000		138.754.400.000
2499		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR TRANSPORTE	8.449.600.000		8.449.600.000
	0600	INTERSUBSECTORIAL TRANSPORTE	8.449.600.000		8.449.600.000
TOTAL PRESUPUESTO SECCIÓN			**169.976.135.000**		**169.976.135.000**

SECCIÓN: 2417
SUPERINTENDENCIA DE PUERTOS Y TRANSPORTE

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			48.336.328.000		48.336.328.000
B. PRESUPUESTO DE SERVICIO DE LA DEUDA PÚBLICA			916.064.089		916.064.089
C. PRESUPUESTO DE INVERSIÓN			17.460.259.545		17.460.259.545
2410		REGULACIÓN Y SUPERVISIÓN DE	8.311.341.027		8.311.341.027

PRESUPUESTO GENERAL DE LA NACIÓN

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	0600	INFRAESTRUCTURA Y SERVICIOS DE TRANSPORTE INTERSUBSECTORIAL TRANSPORTE		8.311.341.027	8.311.341.027
2499		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR TRANSPORTE		9.148.918.518	9.148.918.518
	0600	INTERSUBSECTORIAL TRANSPORTE		9.148.918.518	9.148.918.518
TOTAL PRESUPUESTO SECCIÓN				**66.712.651.634**	**66.712.651.634**

SECCIÓN: 2501
PROCURADURÍA GENERAL DE LA NACIÓN

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			913.335.294.144		913.335.294.144
B. PRESUPUESTO DE SERVICIO DE LA DEUDA PÚBLICA			15.575.907.408		15.575.907.408
C. PRESUPUESTO DE INVERSIÓN			143.976.982.162		143.976.982.162
2502		PROMOCIÓN, PROTECCIÓN Y DEFENSA DE LOS DERECHOS HUMANOS Y EL DERECHO INTERNACIONAL HUMANITARIO	336.907.332		336.907.332
	1000	INTERSUBSECTORIAL GOBIERNO	336.907.332		336.907.332
2599		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR ORGANISMOS DE CONTROL	143.640.074.830		143.640.074.830
	1000	INTERSUBSECTORIAL GOBIERNO	143.640.074.830		143.640.074.830
TOTAL PRESUPUESTO SECCIÓN			**1.072.888.183.714**		**1.072.888.183.714**

SECCIÓN: 2502
DEFENSORÍA DEL PUEBLO

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			1.051.903.685.193		1.051.903.685.193
B. PRESUPUESTO DE SERVICIO DE LA DEUDA PÚBLICA			617.650.780		617.650.780
C. PRESUPUESTO DE INVERSIÓN			156.422.038.766		156.422.038.766
2502		PROMOCIÓN, PROTECCIÓN Y DEFENSA DE LOS DERECHOS HUMANOS Y EL DERECHO INTERNACIONAL HUMANITARIO	62.580.806.730		62.580.806.730
	1000	INTERSUBSECTORIAL GOBIERNO	62.580.806.730		62.580.806.730
2599		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR ORGANISMOS DE CONTROL	93.841.232.036		93.841.232.036
	1000	INTERSUBSECTORIAL GOBIERNO	93.841.232.036		93.841.232.036
TOTAL PRESUPUESTO SECCIÓN			**1.208.943.374.739**		**1.208.943.374.739**

SECCIÓN: 2601
CONTRALORÍA GENERAL DE LA REPÚBLICA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			1.075.866.840.000		1.075.866.840.000
B. PRESUPUESTO DE SERVICIO DE LA DEUDA PÚBLICA			910.163.459		910.163.459
C. PRESUPUESTO DE INVERSIÓN			228.776.150.113		228.776.150.113
2501		FORTALECIMIENTO DEL CONTROL Y LA VIGILANCIA	50.776.150.113		50.776.150.113

PRESUPUESTO GENERAL DE LA NACIÓN

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		DE LA GESTIÓN FISCAL Y RESARCIMIENTO AL DAÑO DEL PATRIMONIO PÚBLICO			
	1000	INTERSUBSECTORIAL GOBIERNO	50.776.150.113		50.776.150.113
2599		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR ORGANISMOS DE CONTROL	178.000.000.000		178.000.000.000
	1000	INTERSUBSECTORIAL GOBIERNO	178.000.000.000		178.000.000.000
TOTAL PRESUPUESTO SECCIÓN			**1.305.553.153.572**		**1.305.553.153.572**

SECCIÓN: 2602
FONDO DE BIENESTAR SOCIAL DE LA CONTRALORÍA GENERAL DE LA REPÚBLICA

A. PRESUPUESTO DE FUNCIONAMIENTO			80.024.000.000	49.815.000.000	129.839.000.000
B. PRESUPUESTO DE SERVICIO DE LA DEUDA PÚBLICA			25.853.389		25.853.389
TOTAL PRESUPUESTO SECCIÓN			**80.049.853.389**	**49.815.000.000**	**129.864.853.389**

SECCIÓN: 2701
RAMA JUDICIAL

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			5.477.412.500.000		5.477.412.500.000
B. PRESUPUESTO DE SERVICIO DE LA DEUDA PÚBLICA			299.861.734.813		299.861.734.813
C. PRESUPUESTO DE INVERSIÓN			726.909.850.000		726.909.850.000
2701		MEJORAMIENTO DE LAS COMPETENCIAS DE LA ADMINISTRACION DE JUSTICIA	527.515.378.289		527.515.378.289
	0800	INTERSUBSECTORIAL JUSTICIA	527.515.378.289		527.515.378.289
2799		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR RAMA JUDICIAL	199.394.471.711		199.394.471.711
	0800	INTERSUBSECTORIAL JUSTICIA	199.394.471.711		199.394.471.711
TOTAL PRESUPUESTO SECCIÓN			**6.504.184.084.813**		**6.504.184.084.813**

SECCIÓN: 2801
REGISTRADURÍA NACIONAL DEL ESTADO CIVIL

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			2.082.236.694.425		2.082.236.694.425
B. PRESUPUESTO DE SERVICIO DE LA DEUDA PÚBLICA			1.270.609.647		1.270.609.647
C. PRESUPUESTO DE INVERSIÓN			99.551.229.555		99.551.229.555
2801		PROCESOS DEMOCRÁTICOS Y ASUNTOS ELECTORALES	815.674.750		815.674.750
	1000	INTERSUBSECTORIAL GOBIERNO	815.674.750		815.674.750
2802		IDENTIFICACIÓN Y REGISTRO DEL ESTADO CIVIL DE LA POBLACIÓN	94.384.937.027		94.384.937.027
	1000	INTERSUBSECTORIAL GOBIERNO	94.384.937.027		94.384.937.027
2899		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR REGISTRADURÍA	4.350.617.778		4.350.617.778

PRESUPUESTO GENERAL DE LA NACIÓN

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	1000	INTERSUBSECTORIAL GOBIERNO	4.350.617.778		4.350.617.778
TOTAL PRESUPUESTO SECCIÓN			2.183.058.533.627		2.183.058.533.627

SECCIÓN: 2802
FONDO ROTATORIO DE LA REGISTRADURÍA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO				63.578.386.594	63.578.386.594
C. PRESUPUESTO DE INVERSIÓN			3.099.041.347	92.715.015.196	95.814.056.543
2801		PROCESOS DEMOCRÁTICOS Y ASUNTOS ELECTORALES		10.286.954.590	10.286.954.590
	1000	INTERSUBSECTORIAL GOBIERNO		4.286.954.590	4.286.954.590
	1003	PLANIFICACIÓN Y ESTADÍSTICA		6.000.000.000	6.000.000.000
2802		IDENTIFICACIÓN Y REGISTRO DEL ESTADO CIVIL DE LA POBLACIÓN	3.099.041.347	7.394.498.323	10.493.539.670
	1000	INTERSUBSECTORIAL GOBIERNO	3.099.041.347	7.394.498.323	10.493.539.670
2899		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR REGISTRADURÍA		75.033.562.283	75.033.562.283
	1000	INTERSUBSECTORIAL GOBIERNO		75.033.562.283	75.033.562.283
TOTAL PRESUPUESTO SECCIÓN			3.099.041.347	156.293.401.790	159.392.443.137

SECCIÓN: 2803
FONDO SOCIAL DE VIVIENDA DE LA REGISTRADURÍA NACIONAL DEL ESTADO CIVIL

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO				17.576.881.994	17.576.881.994
TOTAL PRESUPUESTO SECCIÓN				17.576.881.994	17.576.881.994

SECCIÓN: 2901
FISCALÍA GENERAL DE LA NACIÓN

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			4.644.349.300.000		4.644.349.300.000
B. PRESUPUESTO DE SERVICIO DE LA DEUDA PÚBLICA			595.893.410.986		595.893.410.986
C. PRESUPUESTO DE INVERSIÓN			143.536.680.000		143.536.680.000
2901		EFECTIVIDAD DE LA INVESTIGACIÓN PENAL Y TÉCNICO CIENTÍFICA	41.889.627.542		41.889.627.542
	0800	INTERSUBSECTORIAL JUSTICIA	41.889.627.542		41.889.627.542
2999		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR FISCALÍA	101.647.052.458		101.647.052.458
	0800	INTERSUBSECTORIAL JUSTICIA	101.647.052.458		101.647.052.458
TOTAL PRESUPUESTO SECCIÓN			5.383.779.390.986		5.383.779.390.986

SECCIÓN: 2902
INSTITUTO NACIONAL DE MEDICINA LEGAL Y CIENCIAS FORENSES

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			276.088.700.000	1.395.700.000	277.484.400.000
B. PRESUPUESTO DE SERVICIO DE LA DEUDA PÚBLICA			247.423.185		247.423.185

PRESUPUESTO GENERAL DE LA NACIÓN

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		C. PRESUPUESTO DE INVERSIÓN	54.971.948.947	18.617.600.000	73.589.548.947
2901		EFECTIVIDAD DE LA INVESTIGACIÓN PENAL Y TÉCNICO CIENTÍFICA	26.950.948.947	18.617.600.000	45.568.548.947
	0800	INTERSUBSECTORIAL JUSTICIA	26.950.948.947	18.617.600.000	45.568.548.947
2999		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR FISCALÍA	28.021.000.000		28.021.000.000
	0800	INTERSUBSECTORIAL JUSTICIA	28.021.000.000		28.021.000.000
		TOTAL PRESUPUESTO SECCIÓN	331.308.072.132	20.013.300.000	351.321.372.132

SECCIÓN: 2904

FONDO ESPECIAL PARA LA ADMINISTRACIÓN DE BIENES DE LA FISCALÍA GENERAL DE LA NACIÓN

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		A. PRESUPUESTO DE FUNCIONAMIENTO		17.103.400.000	17.103.400.000
		C. PRESUPUESTO DE INVERSIÓN		22.199.142.393	22.199.142.393
2901		EFECTIVIDAD DE LA INVESTIGACIÓN PENAL Y TÉCNICO CIENTÍFICA		449.142.393	449.142.393
	0800	INTERSUBSECTORIAL JUSTICIA		449.142.393	449.142.393
2999		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR FISCALÍA		21.750.000.000	21.750.000.000
	0800	INTERSUBSECTORIAL JUSTICIA		21.750.000.000	21.750.000.000
		TOTAL PRESUPUESTO SECCIÓN		39.302.542.393	39.302.542.393

SECCIÓN: 3201

MINISTERIO DE AMBIENTE Y DESARROLLO SOSTENIBLE

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		A. PRESUPUESTO DE FUNCIONAMIENTO	249.474.244.746		249.474.244.746
		B. PRESUPUESTO DE SERVICIO DE LA DEUDA PÚBLICA	5.546.374.410		5.546.374.410
		C. PRESUPUESTO DE INVERSIÓN	316.897.788.474		316.897.788.474
3201		FORTALECIMIENTO DEL DESEMPEÑO AMBIENTAL DE LOS SECTORES PRODUCTIVOS	57.893.405.897		57.893.405.897
	0900	INTERSUBSECTORIAL AMBIENTE	57.893.405.897		57.893.405.897
3202		CONSERVACIÓN DE LA BIODIVERSIDAD Y SUS SERVICIOS ECOSISTÉMICOS	105.410.744.264		105.410.744.264
	0900	INTERSUBSECTORIAL AMBIENTE	105.410.744.264		105.410.744.264
3203		GESTIÓN INTEGRAL DEL RECURSO HÍDRICO	7.000.000.000		7.000.000.000
	0900	INTERSUBSECTORIAL AMBIENTE	7.000.000.000		7.000.000.000
3204		GESTIÓN DE LA INFORMACIÓN Y EL CONOCIMIENTO AMBIENTAL	36.346.796.154		36.346.796.154
	0900	INTERSUBSECTORIAL AMBIENTE	36.346.796.154		36.346.796.154
3205		ORDENAMIENTO AMBIENTAL TERRITORIAL	7.600.000.000		7.600.000.000
	0900	INTERSUBSECTORIAL AMBIENTE	7.600.000.000		7.600.000.000
3206		GESTIÓN DEL CAMBIO CLIMÁTICO PARA UN DESARROLLO BAJO EN CARBONO Y RESILIENTE AL CLIMA	11.000.000.000		11.000.000.000
	0900	INTERSUBSECTORIAL AMBIENTE	11.000.000.000		11.000.000.000

PRESUPUESTO GENERAL DE LA NACIÓN

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
3207		GESTIÓN INTEGRAL DE MARES, COSTAS Y RECURSOS ACUÁTICOS	7.000.000.000		7.000.000.000
	0900	INTERSUBSECTORIAL AMBIENTE	7.000.000.000		7.000.000.000
3208		EDUCACION AMBIENTAL	19.000.000.000		19.000.000.000
	0900	INTERSUBSECTORIAL AMBIENTE	19.000.000.000		19.000.000.000
3299		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR AMBIENTE Y DESARROLLO SOSTENIBLE	65.646.842.159		65.646.842.159
	0900	INTERSUBSECTORIAL AMBIENTE	65.646.842.159		65.646.842.159
TOTAL PRESUPUESTO SECCIÓN			**571.918.407.630**		**571.918.407.630**

SECCIÓN: 3202

INSTITUTO DE HIDROLOGÍA, METEOROLOGÍA Y ESTUDIOS AMBIENTALES - IDEAM

A. PRESUPUESTO DE FUNCIONAMIENTO			**54.952.000.000**		**54.952.000.000**
B. PRESUPUESTO DE SERVICIO DE LA DEUDA PÚBLICA			**131.748.779**		**131.748.779**
C. PRESUPUESTO DE INVERSIÓN			**29.225.074.635**	**6.251.000.000**	**35.476.074.635**
3204		GESTIÓN DE LA INFORMACIÓN Y EL CONOCIMIENTO AMBIENTAL	25.738.193.399	6.251.000.000	31.989.193.399
	0900	INTERSUBSECTORIAL AMBIENTE	25.738.193.399	6.251.000.000	31.989.193.399
3299		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR AMBIENTE Y DESARROLLO SOSTENIBLE	3.486.881.236		3.486.881.236
	0900	INTERSUBSECTORIAL AMBIENTE	3.486.881.236		3.486.881.236
TOTAL PRESUPUESTO SECCIÓN			**84.308.823.414**	**6.251.000.000**	**90.559.823.414**

SECCIÓN: 3204

FONDO NACIONAL AMBIENTAL

A. PRESUPUESTO DE FUNCIONAMIENTO				**82.511.565.000**	**82.511.565.000**
C. PRESUPUESTO DE INVERSIÓN			**369.679.862.938**	**162.526.201.513**	**532.206.064.451**
3201		FORTALECIMIENTO DEL DESEMPEÑO AMBIENTAL DE LOS SECTORES PRODUCTIVOS	369.679.862.938	72.517.771.415	442.197.634.353
	0900	INTERSUBSECTORIAL AMBIENTE	369.679.862.938	72.517.771.415	442.197.634.353
3202		CONSERVACIÓN DE LA BIODIVERSIDAD Y SUS SERVICIOS ECOSISTÉMICOS		62.429.100.000	62.429.100.000
	0900	INTERSUBSECTORIAL AMBIENTE		62.429.100.000	62.429.100.000
3299		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR AMBIENTE Y DESARROLLO SOSTENIBLE		27.579.330.098	27.579.330.098
	0900	INTERSUBSECTORIAL AMBIENTE		27.579.330.098	27.579.330.098
TOTAL PRESUPUESTO SECCIÓN			**369.679.862.938**	**245.037.766.513**	**614.717.629.451**

PRESUPUESTO GENERAL DE LA NACIÓN

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		SECCIÓN: 3208			
		CORPORACIÓN AUTÓNOMA REGIONAL DE LOS VALLES DEL SINÚ Y SAN JORGE (CVS)			
		A. PRESUPUESTO DE FUNCIONAMIENTO	**3.300.400.000**		**3.300.400.000**
		B. PRESUPUESTO DE SERVICIO DE LA DEUDA PÚBLICA	**1.418.589.654**		**1.418.589.654**
		TOTAL PRESUPUESTO SECCIÓN	**4.718.989.654**		**4.718.989.654**
		SECCIÓN: 3209			
		CORPORACIÓN AUTÓNOMA REGIONAL DEL QUINDÍO (CRQ)			
		A. PRESUPUESTO DE FUNCIONAMIENTO	**5.534.000.000**		**5.534.000.000**
		B. PRESUPUESTO DE SERVICIO DE LA DEUDA PÚBLICA	**217.614.805**		**217.614.805**
		TOTAL PRESUPUESTO SECCIÓN	**5.751.614.805**		**5.751.614.805**
		SECCIÓN: 3210			
		CORPORACIÓN PARA EL DESARROLLO SOSTENIBLE DEL URABÁ (CORPOURABÁ)			
		A. PRESUPUESTO DE FUNCIONAMIENTO	**3.985.100.000**		**3.985.100.000**
		B. PRESUPUESTO DE SERVICIO DE LA DEUDA PÚBLICA	**1.210.948.940**		**1.210.948.940**
		TOTAL PRESUPUESTO SECCIÓN	**5.196.048.940**		**5.196.048.940**
		SECCIÓN: 3211			
		CORPORACIÓN AUTÓNOMA REGIONAL DE CALDAS (CORPOCALDAS)			
		A. PRESUPUESTO DE FUNCIONAMIENTO	**4.164.000.000**		**4.164.000.000**
		B. PRESUPUESTO DE SERVICIO DE LA DEUDA PÚBLICA	**283.705.576**		**283.705.576**
		TOTAL PRESUPUESTO SECCIÓN	**4.447.705.576**		**4.447.705.576**
		SECCIÓN: 3212			
		CORPORACIÓN AUTÓNOMA REGIONAL PARA EL DESARROLLO SOSTENIBLE DEL CHOCO (CODECHOCO)			
		A. PRESUPUESTO DE FUNCIONAMIENTO	**2.232.200.000**		**2.232.200.000**
		C. PRESUPUESTO DE INVERSIÓN	**3.740.805.357**		**3.740.805.357**
3202		CONSERVACIÓN DE LA BIODIVERSIDAD Y SUS SERVICIOS ECOSISTÉMICOS	3.740.805.357		3.740.805.357
	0900	INTERSUBSECTORIAL AMBIENTE	3.740.805.357		3.740.805.357
		TOTAL PRESUPUESTO SECCIÓN	**5.973.005.357**		**5.973.005.357**
		SECCIÓN: 3213			
		CORPORACIÓN AUTÓNOMA REGIONAL PARA LA DEFENSA DE LA MESETA DE BUCARAMANGA (CDMB)			
		A. PRESUPUESTO DE FUNCIONAMIENTO	**1.339.265.000**		**1.339.265.000**
		TOTAL PRESUPUESTO SECCIÓN	**1.339.265.000**		**1.339.265.000**

PRESUPUESTO GENERAL DE LA NACIÓN

CTA SUBC PROG SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	SECCIÓN: 3214 CORPORACIÓN AUTÓNOMA REGIONAL DEL TOLIMA (CORTOLIMA)			
	A. PRESUPUESTO DE FUNCIONAMIENTO	2.318.964.000		2.318.964.000
	B. PRESUPUESTO DE SERVICIO DE LA DEUDA PÚBLICA	4.644.239.146		4.644.239.146
	TOTAL PRESUPUESTO SECCIÓN	6.963.203.146		6.963.203.146
	SECCIÓN: 3215 CORPORACIÓN AUTÓNOMA REGIONAL DE RISARALDA (CARDER)			
	A. PRESUPUESTO DE FUNCIONAMIENTO	2.785.600.000		2.785.600.000
	B. PRESUPUESTO DE SERVICIO DE LA DEUDA PÚBLICA	551.929.943		551.929.943
	TOTAL PRESUPUESTO SECCIÓN	3.337.529.943		3.337.529.943
	SECCIÓN: 3216 CORPORACIÓN AUTÓNOMA REGIONAL DE NARIÑO (CORPONARIÑO)			
	A. PRESUPUESTO DE FUNCIONAMIENTO	2.779.017.000		2.779.017.000
	TOTAL PRESUPUESTO SECCIÓN	2.779.017.000		2.779.017.000
	SECCIÓN: 3217 CORPORACIÓN AUTÓNOMA REGIONAL DE LA FRONTERA NORORIENTAL (CORPONOR)			
	A. PRESUPUESTO DE FUNCIONAMIENTO	4.183.300.000		4.183.300.000
	B. PRESUPUESTO DE SERVICIO DE LA DEUDA PÚBLICA	2.648.764.088		2.648.764.088
	TOTAL PRESUPUESTO SECCIÓN	6.832.064.088		6.832.064.088
	SECCIÓN: 3218 CORPORACIÓN AUTÓNOMA REGIONAL DE LA GUAJIRA (CORPOGUAJIRA)			
	A. PRESUPUESTO DE FUNCIONAMIENTO	4.011.300.000		4.011.300.000
	C. PRESUPUESTO DE INVERSIÓN	1.900.594.103		1.900.594.103
3203	GESTIÓN INTEGRAL DEL RECURSO HÍDRICO	1.900.594.103		1.900.594.103
0900	INTERSUBSECTORIAL AMBIENTE	1.900.594.103		1.900.594.103
	TOTAL PRESUPUESTO SECCIÓN	5.911.894.103		5.911.894.103
	SECCIÓN: 3219 CORPORACIÓN AUTÓNOMA REGIONAL DEL CESAR (CORPOCESAR)			
	A. PRESUPUESTO DE FUNCIONAMIENTO	3.175.000.000		3.175.000.000
	B. PRESUPUESTO DE SERVICIO DE LA DEUDA PÚBLICA	516.190.110		516.190.110
	TOTAL PRESUPUESTO SECCIÓN	3.691.190.110		3.691.190.110

PRESUPUESTO GENERAL DE LA NACIÓN

CTA SUBC PROG SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	SECCIÓN: 3221 CORPORACIÓN AUTÓNOMA REGIONAL DEL CAUCA (CRC)			
	A. PRESUPUESTO DE FUNCIONAMIENTO	6.289.000.000		6.289.000.000
	B. PRESUPUESTO DE SERVICIO DE LA DEUDA PÚBLICA	330.726.656		330.726.656
	TOTAL PRESUPUESTO SECCIÓN	6.619.726.656		6.619.726.656
	SECCIÓN: 3222 CORPORACIÓN AUTÓNOMA REGIONAL DEL MAGDALENA (CORPAMAG)			
	A. PRESUPUESTO DE FUNCIONAMIENTO	5.245.026.400		5.245.026.400
	B. PRESUPUESTO DE SERVICIO DE LA DEUDA PÚBLICA	99.377.873		99.377.873
	TOTAL PRESUPUESTO SECCIÓN	5.344.404.273		5.344.404.273
	SECCIÓN: 3223 CORPORACIÓN PARA EL DESARROLLO SOSTENIBLE DEL SUR DE LA AMAZONIA (CORPOAMAZONIA)			
	A. PRESUPUESTO DE FUNCIONAMIENTO	2.458.500.000		2.458.500.000
	B. PRESUPUESTO DE SERVICIO DE LA DEUDA PÚBLICA	538.082.962		538.082.962
	TOTAL PRESUPUESTO SECCIÓN	2.996.582.962		2.996.582.962
	SECCIÓN: 3224 CORPORACIÓN PARA EL DESARROLLO SOSTENIBLE DEL NORTE Y ORIENTE DE LA AMAZONIA (CDA)			
	A. PRESUPUESTO DE FUNCIONAMIENTO	2.562.000.000		2.562.000.000
	B. PRESUPUESTO DE SERVICIO DE LA DEUDA PÚBLICA	193.913.662		193.913.662
	TOTAL PRESUPUESTO SECCIÓN	2.755.913.662		2.755.913.662
	SECCIÓN: 3226 CORPORACIÓN PARA EL DESARROLLO SOSTENIBLE DEL ARCHIPIÉLAGO DE SAN ANDRÉS, PROVIDENCIA Y SANTA CATALINA (CORALINA)			
	A. PRESUPUESTO DE FUNCIONAMIENTO	2.515.000.000		2.515.000.000
	TOTAL PRESUPUESTO SECCIÓN	2.515.000.000		2.515.000.000
	SECCIÓN: 3227 CORPORACIÓN PARA EL DESARROLLO SOSTENIBLE DEL ÁREA DE MANEJO ESPECIAL LA MACARENA (CORMACARENA)			
	A. PRESUPUESTO DE FUNCIONAMIENTO	2.729.000.000		2.729.000.000
	TOTAL PRESUPUESTO SECCIÓN	2.729.000.000		2.729.000.000
	SECCIÓN: 3228 CORPORACIÓN PARA EL DESARROLLO SOSTENIBLE DE LA MOJANA Y EL SAN JORGE (CORPOMOJANA)			
	A. PRESUPUESTO DE FUNCIONAMIENTO	2.469.540.920		2.469.540.920

PRESUPUESTO GENERAL DE LA NACIÓN

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
B. PRESUPUESTO DE SERVICIO DE LA DEUDA PÚBLICA			38.034.986		38.034.986
TOTAL PRESUPUESTO SECCIÓN			2.507.575.906		2.507.575.906

SECCIÓN: 3229

CORPORACIÓN AUTÓNOMA REGIONAL DE LA ORINOQUIA (CORPORINOQUIA)

A. PRESUPUESTO DE FUNCIONAMIENTO			2.330.000.000		2.330.000.000
B. PRESUPUESTO DE SERVICIO DE LA DEUDA PÚBLICA			107.621.743		107.621.743
TOTAL PRESUPUESTO SECCIÓN			2.437.621.743		2.437.621.743

SECCIÓN: 3230

CORPORACIÓN AUTÓNOMA REGIONAL DE SUCRE (CARSUCRE)

A. PRESUPUESTO DE FUNCIONAMIENTO			2.731.000.000		2.731.000.000
C. PRESUPUESTO DE INVERSIÓN			11.987.095.610		11.987.095.610
3202		CONSERVACIÓN DE LA BIODIVERSIDAD Y SUS SERVICIOS ECOSISTÉMICOS	11.987.095.610		11.987.095.610
	0900	INTERSUBSECTORIAL AMBIENTE	11.987.095.610		11.987.095.610
TOTAL PRESUPUESTO SECCIÓN			14.718.095.610		14.718.095.610

SECCIÓN: 3231

CORPORACIÓN AUTÓNOMA REGIONAL DEL ALTO MAGDALENA (CAM)

A. PRESUPUESTO DE FUNCIONAMIENTO			2.582.137.000		2.582.137.000
B. PRESUPUESTO DE SERVICIO DE LA DEUDA PÚBLICA			263.760.071		263.760.071
TOTAL PRESUPUESTO SECCIÓN			2.845.897.071		2.845.897.071

SECCIÓN: 3232

CORPORACIÓN AUTÓNOMA REGIONAL DEL CENTRO DE ANTIOQUIA (CORANTIOQUIA)

A. PRESUPUESTO DE FUNCIONAMIENTO			2.822.000.000		2.822.000.000
B. PRESUPUESTO DE SERVICIO DE LA DEUDA PÚBLICA			6.542.584.567		6.542.584.567
TOTAL PRESUPUESTO SECCIÓN			9.364.584.567		9.364.584.567

SECCIÓN: 3233

CORPORACIÓN AUTÓNOMA REGIONAL DEL ATLÁNTICO (CRA)

A. PRESUPUESTO DE FUNCIONAMIENTO			2.210.571.200		2.210.571.200
TOTAL PRESUPUESTO SECCIÓN			2.210.571.200		2.210.571.200

SECCIÓN: 3234

CORPORACIÓN AUTÓNOMA REGIONAL DE SANTANDER (CAS)

A. PRESUPUESTO DE FUNCIONAMIENTO			2.502.900.000		2.502.900.000

PRESUPUESTO GENERAL DE LA NACIÓN

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
B. PRESUPUESTO DE SERVICIO DE LA DEUDA PÚBLICA			1.335.666.786		1.335.666.786
TOTAL PRESUPUESTO SECCIÓN			3.838.566.786		3.838.566.786
		SECCIÓN: 3235 CORPORACIÓN AUTÓNOMA REGIONAL DE BOYACÁ (CORPOBOYACÁ)			
A. PRESUPUESTO DE FUNCIONAMIENTO			2.479.000.000		2.479.000.000
B. PRESUPUESTO DE SERVICIO DE LA DEUDA PÚBLICA			732.565.586		732.565.586
TOTAL PRESUPUESTO SECCIÓN			3.211.565.586		3.211.565.586
		SECCIÓN: 3236 CORPORACIÓN AUTÓNOMA REGIONAL DE CHIVOR (CORPOCHIVOR)			
A. PRESUPUESTO DE FUNCIONAMIENTO			2.417.000.000		2.417.000.000
TOTAL PRESUPUESTO SECCIÓN			2.417.000.000		2.417.000.000
		SECCIÓN: 3237 CORPORACIÓN AUTÓNOMA REGIONAL DEL GUAVIO (CORPOGUAVIO)			
A. PRESUPUESTO DE FUNCIONAMIENTO			840.575.000		840.575.000
TOTAL PRESUPUESTO SECCIÓN			840.575.000		840.575.000
		SECCIÓN: 3238 CORPORACIÓN AUTÓNOMA REGIONAL DEL CANAL DEL DIQUE (CARDIQUE)			
A. PRESUPUESTO DE FUNCIONAMIENTO			2.684.429.500		2.684.429.500
B. PRESUPUESTO DE SERVICIO DE LA DEUDA PÚBLICA			506.088.289		506.088.289
TOTAL PRESUPUESTO SECCIÓN			3.190.517.789		3.190.517.789
		SECCIÓN: 3239 CORPORACIÓN AUTÓNOMA REGIONAL DEL SUR DE BOLIVAR (CSB)			
A. PRESUPUESTO DE FUNCIONAMIENTO			2.921.000.000		2.921.000.000
TOTAL PRESUPUESTO SECCIÓN			2.921.000.000		2.921.000.000
		SECCIÓN: 3301 MINISTERIO DE CULTURA			
A. PRESUPUESTO DE FUNCIONAMIENTO			228.924.476.670		228.924.476.670
C. PRESUPUESTO DE INVERSIÓN			393.591.654.576		393.591.654.576
3301		PROMOCIÓN Y ACCESO EFECTIVO A PROCESOS CULTURALES Y ARTÍSTICOS	293.732.313.747		293.732.313.747
	1603	ARTE Y CULTURA	293.732.313.747		293.732.313.747
3302		GESTIÓN, PROTECCIÓN Y SALVAGUARDIA DEL PATRIMONIO CULTURAL COLOMBIANO	77.047.052.278		77.047.052.278

PRESUPUESTO GENERAL DE LA NACIÓN

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	1603	ARTE Y CULTURA	77.047.052.278		77.047.052.278
3399		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR CULTURA	22.812.288.551		22.812.288.551
	1603	ARTE Y CULTURA	22.812.288.551		22.812.288.551
TOTAL PRESUPUESTO SECCIÓN			**622.516.131.246**		**622.516.131.246**

SECCIÓN: 3304
ARCHIVO GENERAL DE LA NACIÓN

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			15.687.859.348	868.105.810	16.555.965.158
C. PRESUPUESTO DE INVERSIÓN			2.705.795.108	8.607.829.941	11.313.625.049
3302		GESTIÓN, PROTECCIÓN Y SALVAGUARDIA DEL PATRIMONIO CULTURAL COLOMBIANO	1.779.310.108	7.260.573.106	9.039.883.214
	1603	ARTE Y CULTURA	1.779.310.108	7.260.573.106	9.039.883.214
3399		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR CULTURA	926.485.000	1.347.256.835	2.273.741.835
	1603	ARTE Y CULTURA	926.485.000	1.347.256.835	2.273.741.835
TOTAL PRESUPUESTO SECCIÓN			**18.393.654.456**	**9.475.935.751**	**27.869.590.207**

SECCIÓN: 3305
INSTITUTO COLOMBIANO DE ANTROPOLOGÍA E HISTORIA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			10.222.903.994	1.815.300.300	12.038.204.294
C. PRESUPUESTO DE INVERSIÓN			21.238.884.279	2.848.241.151	24.087.125.430
3302		GESTIÓN, PROTECCIÓN Y SALVAGUARDIA DEL PATRIMONIO CULTURAL COLOMBIANO	10.093.216.944	1.648.241.151	11.741.458.095
	1603	ARTE Y CULTURA	10.093.216.944	1.648.241.151	11.741.458.095
3399		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR CULTURA	11.145.667.335	1.200.000.000	12.345.667.335
	1603	ARTE Y CULTURA	11.145.667.335	1.200.000.000	12.345.667.335
TOTAL PRESUPUESTO SECCIÓN			**31.461.788.273**	**4.663.541.451**	**36.125.329.724**

SECCIÓN: 3307
INSTITUTO CARO Y CUERVO

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			8.070.477.657	1.343.000.000	9.413.477.657
C. PRESUPUESTO DE INVERSIÓN			5.150.854.048	501.172.758	5.652.026.806
3301		PROMOCIÓN Y ACCESO EFECTIVO A PROCESOS CULTURALES Y ARTÍSTICOS	219.830.000	30.170.000	250.000.000
	1603	ARTE Y CULTURA	219.830.000	30.170.000	250.000.000
3302		GESTIÓN, PROTECCIÓN Y SALVAGUARDIA DEL PATRIMONIO CULTURAL COLOMBIANO	4.071.324.048	420.702.758	4.492.026.806
	1603	ARTE Y CULTURA	4.071.324.048	420.702.758	4.492.026.806
3399		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR CULTURA	859.700.000	50.300.000	910.000.000
	1603	ARTE Y CULTURA	859.700.000	50.300.000	910.000.000

PRESUPUESTO GENERAL DE LA NACIÓN

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		TOTAL PRESUPUESTO SECCIÓN	13.221.331.705	1.844.172.758	15.065.504.463

SECCIÓN: 3401
AUDITORÍA GENERAL DE LA REPÚBLICA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		A. PRESUPUESTO DE FUNCIONAMIENTO	41.012.176.000		41.012.176.000
		B. PRESUPUESTO DE SERVICIO DE LA DEUDA PÚBLICA	40.637.565		40.637.565
		C. PRESUPUESTO DE INVERSIÓN	12.443.711.749		12.443.711.749
2501		FORTALECIMIENTO DEL CONTROL Y LA VIGILANCIA DE LA GESTIÓN FISCAL Y RESARCIMIENTO AL DAÑO DEL PATRIMONIO PÚBLICO	6.481.846.425		6.481.846.425
	1000	INTERSUBSECTORIAL GOBIERNO	6.481.846.425		6.481.846.425
2599		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR ORGANISMOS DE CONTROL	5.961.865.324		5.961.865.324
	1000	INTERSUBSECTORIAL GOBIERNO	5.961.865.324		5.961.865.324
		TOTAL PRESUPUESTO SECCIÓN	53.496.525.314		53.496.525.314

SECCIÓN: 3501
MINISTERIO DE COMERCIO, INDUSTRIA Y TURISMO

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		A. PRESUPUESTO DE FUNCIONAMIENTO	409.808.042.000		409.808.042.000
		B. PRESUPUESTO DE SERVICIO DE LA DEUDA PÚBLICA	1.015.261.019		1.015.261.019
		C. PRESUPUESTO DE INVERSIÓN	310.330.230.533		310.330.230.533
3501		INTERNACIONALIZACIÓN DE LA ECONOMÍA	36.131.800.000		36.131.800.000
	0200	INTERSUBSECTORIAL INDUSTRIA Y COMERCIO	36.131.800.000		36.131.800.000
3502		PRODUCTIVIDAD Y COMPETITIVIDAD DE LAS EMPRESAS COLOMBIANAS	268.778.430.533		268.778.430.533
	0200	INTERSUBSECTORIAL INDUSTRIA Y COMERCIO	268.778.430.533		268.778.430.533
3503		AMBIENTE REGULATORIO Y ECONÓMICO PARA LA COMPETENCIA Y LA ACTIVIDAD EMPRESARIAL	620.000.000		620.000.000
	0200	INTERSUBSECTORIAL INDUSTRIA Y COMERCIO	620.000.000		620.000.000
3599		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR COMERCIO, INDUSTRIA Y TURISMO	4.800.000.000		4.800.000.000
	0200	INTERSUBSECTORIAL INDUSTRIA Y COMERCIO	4.800.000.000		4.800.000.000
		TOTAL PRESUPUESTO SECCIÓN	721.153.533.552		721.153.533.552

SECCIÓN: 3502
SUPERINTENDENCIA DE SOCIEDADES

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		A. PRESUPUESTO DE FUNCIONAMIENTO		152.672.563.832	152.672.563.832
		B. PRESUPUESTO DE SERVICIO DE LA DEUDA PÚBLICA		404.702.587	404.702.587
		C. PRESUPUESTO DE INVERSIÓN		29.877.992.196	29.877.992.196

PRESUPUESTO GENERAL DE LA NACIÓN

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
3502		PRODUCTIVIDAD Y COMPETITIVIDAD DE LAS EMPRESAS COLOMBIANAS		350.000.000	350.000.000
	0200	INTERSUBSECTORIAL INDUSTRIA Y COMERCIO		350.000.000	350.000.000
3503		AMBIENTE REGULATORIO Y ECONÓMICO PARA LA COMPETENCIA Y LA ACTIVIDAD EMPRESARIAL		3.900.565.504	3.900.565.504
	0200	INTERSUBSECTORIAL INDUSTRIA Y COMERCIO		3.900.565.504	3.900.565.504
3599		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR COMERCIO, INDUSTRIA Y TURISMO		25.627.426.692	25.627.426.692
	0200	INTERSUBSECTORIAL INDUSTRIA Y COMERCIO		25.627.426.692	25.627.426.692
TOTAL PRESUPUESTO SECCIÓN				**182.955.258.615**	**182.955.258.615**

SECCIÓN: 3503
SUPERINTENDENCIA DE INDUSTRIA Y COMERCIO

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO				**134.793.888.000**	**134.793.888.000**
B. PRESUPUESTO DE SERVICIO DE LA DEUDA PÚBLICA				**1.654.025.235**	**1.654.025.235**
C. PRESUPUESTO DE INVERSIÓN			**137.472.816**	**146.566.904.765**	**146.704.377.581**
3503		AMBIENTE REGULATORIO Y ECONÓMICO PARA LA COMPETENCIA Y LA ACTIVIDAD EMPRESARIAL	137.472.816	73.016.161.915	73.153.634.731
	0200	INTERSUBSECTORIAL INDUSTRIA Y COMERCIO	137.472.816	73.016.161.915	73.153.634.731
3599		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR COMERCIO, INDUSTRIA Y TURISMO		73.550.742.850	73.550.742.850
	0200	INTERSUBSECTORIAL INDUSTRIA Y COMERCIO		73.550.742.850	73.550.742.850
TOTAL PRESUPUESTO SECCIÓN			**137.472.816**	**283.014.818.000**	**283.152.290.816**

SECCIÓN: 3504
UNIDAD ADMINISTRATIVA ESPECIAL JUNTA CENTRAL CONTADORES

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO				**7.539.834.904**	**7.539.834.904**
B. PRESUPUESTO DE SERVICIO DE LA DEUDA PÚBLICA				**232.029.342**	**232.029.342**
C. PRESUPUESTO DE INVERSIÓN				**5.900.989.957**	**5.900.989.957**
3503		AMBIENTE REGULATORIO Y ECONÓMICO PARA LA COMPETENCIA Y LA ACTIVIDAD EMPRESARIAL		4.004.183.150	4.004.183.150
	0200	INTERSUBSECTORIAL INDUSTRIA Y COMERCIO		4.004.183.150	4.004.183.150
3599		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR COMERCIO, INDUSTRIA Y TURISMO		1.896.806.807	1.896.806.807
	0200	INTERSUBSECTORIAL INDUSTRIA Y COMERCIO		1.896.806.807	1.896.806.807
TOTAL PRESUPUESTO SECCIÓN				**13.672.854.203**	**13.672.854.203**

PRESUPUESTO GENERAL DE LA NACIÓN

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		SECCIÓN: 3505			
		INSTITUTO NACIONAL DE METROLOGÍA - INM			
		A. PRESUPUESTO DE FUNCIONAMIENTO	19.111.727.000	224.270.000	19.335.997.000
		B. PRESUPUESTO DE SERVICIO DE LA DEUDA PÚBLICA		4.928.099	4.928.099
		C. PRESUPUESTO DE INVERSIÓN	18.018.985.350	1.531.515.724	19.550.501.074
3502		PRODUCTIVIDAD Y COMPETITIVIDAD DE LAS EMPRESAS COLOMBIANAS	11.712.327.477	653.416.814	12.365.744.291
	0200	INTERSUBSECTORIAL INDUSTRIA Y COMERCIO	11.712.327.477	653.416.814	12.365.744.291
3599		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR COMERCIO, INDUSTRIA Y TURISMO	6.306.657.873	878.098.910	7.184.756.783
	0200	INTERSUBSECTORIAL INDUSTRIA Y COMERCIO	6.306.657.873	878.098.910	7.184.756.783
		TOTAL PRESUPUESTO SECCIÓN	37.130.712.350	1.760.713.823	38.891.426.173
		SECCIÓN: 3601			
		MINISTERIO DEL TRABAJO			
		A. PRESUPUESTO DE FUNCIONAMIENTO	33.120.977.576.000		33.120.977.576.000
		B. PRESUPUESTO DE SERVICIO DE LA DEUDA PÚBLICA	1.824.996.002		1.824.996.002
		C. PRESUPUESTO DE INVERSIÓN	360.317.988.362		360.317.988.362
3601		PROTECCIÓN SOCIAL	221.954.901.452		221.954.901.452
	1300	INTERSUBSECTORIAL TRABAJO Y BIENESTAR SOCIAL	221.954.901.452		221.954.901.452
3602		GENERACIÓN Y FORMALIZACIÓN DEL EMPLEO	59.228.985.134		59.228.985.134
	1300	INTERSUBSECTORIAL TRABAJO Y BIENESTAR SOCIAL	59.228.985.134		59.228.985.134
3603		FORMACIÓN PARA EL TRABAJO	15.567.458.846		15.567.458.846
	1300	INTERSUBSECTORIAL TRABAJO Y BIENESTAR SOCIAL	15.567.458.846		15.567.458.846
3604		DERECHOS FUNDAMENTALES DEL TRABAJO Y FORTALECIMIENTO DEL DIÁLOGO SOCIAL	17.741.043.204		17.741.043.204
	1300	INTERSUBSECTORIAL TRABAJO Y BIENESTAR SOCIAL	17.741.043.204		17.741.043.204
3605		FOMENTO DE LA INVESTIGACIÓN, DESARROLLO TECNOLÓGICO E INNOVACIÓN DEL SECTOR TRABAJO	23.433.509.782		23.433.509.782
	1300	INTERSUBSECTORIAL TRABAJO Y BIENESTAR SOCIAL	23.433.509.782		23.433.509.782
3699		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR TRABAJO	22.392.089.944		22.392.089.944
	1300	INTERSUBSECTORIAL TRABAJO Y BIENESTAR SOCIAL	22.392.089.944		22.392.089.944
		TOTAL PRESUPUESTO SECCIÓN	33.483.120.560.364		33.483.120.560.364

PRESUPUESTO GENERAL DE LA NACIÓN

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		SECCIÓN: 3602			
		SERVICIO NACIONAL DE APRENDIZAJE (SENA)			
		A. PRESUPUESTO DE FUNCIONAMIENTO		110.080.571.000	110.080.571.000
		C. PRESUPUESTO DE INVERSIÓN	2.511.129.273.000	1.789.254.850.138	4.300.384.123.138
3602		GENERACIÓN Y FORMALIZACIÓN DEL EMPLEO INTERSUBSECTORIAL	183.802.801.220	161.423.071.000	345.225.872.220
	1300	TRABAJO Y BIENESTAR SOCIAL	183.802.801.220	161.423.071.000	345.225.872.220
3603		FORMACIÓN PARA EL TRABAJO INTERSUBSECTORIAL	2.076.764.774.780	1.233.941.239.710	3.310.706.014.490
	1300	TRABAJO Y BIENESTAR SOCIAL	2.076.764.774.780	1.233.941.239.710	3.310.706.014.490
3605		FOMENTO DE LA INVESTIGACIÓN, DESARROLLO TECNOLÓGICO E INNOVACIÓN DEL SECTOR TRABAJO INTERSUBSECTORIAL		262.224.539.428	262.224.539.428
	1300	TRABAJO Y BIENESTAR SOCIAL		262.224.539.428	262.224.539.428
3699		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR TRABAJO INTERSUBSECTORIAL	250.561.697.000	131.666.000.000	382.227.697.000
	1300	TRABAJO Y BIENESTAR SOCIAL	250.561.697.000	131.666.000.000	382.227.697.000
		TOTAL PRESUPUESTO SECCIÓN	2.511.129.273.000	1.899.335.421.138	4.410.464.694.138
		SECCIÓN: 3612			
		UNIDAD ADMINISTRATIVA ESPECIAL DE ORGANIZACIONES SOLIDARIAS			
		A. PRESUPUESTO DE FUNCIONAMIENTO	8.343.573.000		8.343.573.000
		C. PRESUPUESTO DE INVERSIÓN	33.500.000.000		33.500.000.000
3602		GENERACIÓN Y FORMALIZACIÓN DEL EMPLEO INTERSUBSECTORIAL	31.739.000.000		31.739.000.000
	1300	TRABAJO Y BIENESTAR SOCIAL	31.739.000.000		31.739.000.000
3699		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR TRABAJO INTERSUBSECTORIAL	1.761.000.000		1.761.000.000
	1300	TRABAJO Y BIENESTAR SOCIAL	1.761.000.000		1.761.000.000
		TOTAL PRESUPUESTO SECCIÓN	41.843.573.000		41.843.573.000
		SECCIÓN: 3613			
		UNIDAD ADMINISTRATIVA ESPECIAL DEL SERVICIO PÚBLICO DE EMPLEO			
		A. PRESUPUESTO DE FUNCIONAMIENTO	12.283.929.000		12.283.929.000
		B. PRESUPUESTO DE SERVICIO DE LA DEUDA PÚBLICA	2.609.941		2.609.941
		C. PRESUPUESTO DE INVERSIÓN	16.000.000.000		16.000.000.000
3602		GENERACIÓN Y FORMALIZACIÓN DEL EMPLEO INTERSUBSECTORIAL	15.412.545.500		15.412.545.500
	1300	TRABAJO Y BIENESTAR SOCIAL	15.412.545.500		15.412.545.500

PRESUPUESTO GENERAL DE LA NACIÓN

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
3699		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR TRABAJO INTERSUBSECTORIAL	587.454.500		587.454.500
	1300	TRABAJO Y BIENESTAR SOCIAL	587.454.500		587.454.500
TOTAL PRESUPUESTO SECCIÓN			**28.286.538.941**		**28.286.538.941**

SECCIÓN: 3701
MINISTERIO DEL INTERIOR

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			**610.202.100.000**		**610.202.100.000**
B. PRESUPUESTO DE SERVICIO DE LA DEUDA PÚBLICA			**8.069.089.670**		**8.069.089.670**
C. PRESUPUESTO DE INVERSIÓN			**250.539.307.330**		**250.539.307.330**
3701		FORTALECIMIENTO INSTITUCIONAL A LOS PROCESOS ORGANIZATIVOS DE CONCERTACIÓN; GARANTÍA, PREVENCIÓN Y RESPETO DE LOS DERECHOS HUMANOS COMO FUNDAMENTOS PARA LA PAZ	52.656.400.759		52.656.400.759
	1000	INTERSUBSECTORIAL GOBIERNO	52.656.400.759		52.656.400.759
3702		FORTALECIMIENTO A LA GOBERNABILIDAD TERRITORIAL PARA LA SEGURIDAD, CONVIVENCIA CIUDADANA, PAZ Y POST-CONFLICTO	156.078.266.773		156.078.266.773
	1000	INTERSUBSECTORIAL GOBIERNO	156.078.266.773		156.078.266.773
3703		POLÍTICA PÚBLICA DE VÍCTIMAS DEL CONFLICTO ARMADO Y POSTCONFLICTO	2.536.673.114		2.536.673.114
	1000	INTERSUBSECTORIAL GOBIERNO	2.536.673.114		2.536.673.114
3704		PARTICIPACIÓN CIUDADANA, POLÍTICA Y DIVERSIDAD DE CREENCIAS	28.314.503.557		28.314.503.557
	1000	INTERSUBSECTORIAL GOBIERNO	28.314.503.557		28.314.503.557
3799		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR INTERIOR	10.953.463.127		10.953.463.127
	1000	INTERSUBSECTORIAL GOBIERNO	10.953.463.127		10.953.463.127
TOTAL PRESUPUESTO SECCIÓN			**868.810.497.000**		**868.810.497.000**

SECCIÓN: 3703
DIRECCIÓN NACIONAL DEL DERECHO DE AUTOR

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			**4.598.400.000**		**4.598.400.000**
C. PRESUPUESTO DE INVERSIÓN			**927.077.331**		**927.077.331**
3706		PROTECCIÓN, PROMOCIÓN Y DIFUSIÓN DEL DERECHO DE AUTOR Y LOS DERECHOS CONEXOS	927.077.331		927.077.331
	1000	INTERSUBSECTORIAL GOBIERNO	927.077.331		927.077.331
TOTAL PRESUPUESTO SECCIÓN			**5.525.477.331**		**5.525.477.331**

PRESUPUESTO GENERAL DE LA NACIÓN

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		SECCIÓN: 3704			
		CORPORACIÓN NACIONAL PARA LA RECONSTRUCCIÓN DE LA CUENCA DEL RÍO PÁEZ Y ZONAS ALEDAÑAS NASA KI WE			
A. PRESUPUESTO DE FUNCIONAMIENTO			**3.606.100.000**		**3.606.100.000**
C. PRESUPUESTO DE INVERSIÓN			**13.000.000.000**		**13.000.000.000**
3707		GESTIÓN DEL RIESGO DE DESASTRES NATURALES Y ANTRÓPICOS EN LA ZONA DE INFLUENCIA DEL VOLCÁN NEVADO DEL HUILA	13.000.000.000		13.000.000.000
	1000	INTERSUBSECTORIAL GOBIERNO	13.000.000.000		13.000.000.000
TOTAL PRESUPUESTO SECCIÓN			**16.606.100.000**		**16.606.100.000**
		SECCIÓN: 3708			
		UNIDAD NACIONAL DE PROTECCIÓN - UNP			
A. PRESUPUESTO DE FUNCIONAMIENTO			**1.708.279.200.000**	**144.674.100.000**	**1.852.953.300.000**
B. PRESUPUESTO DE SERVICIO DE LA DEUDA PÚBLICA			**8.488.568.144**		**8.488.568.144**
C. PRESUPUESTO DE INVERSIÓN			**5.000.000.000**		**5.000.000.000**
3705		PROTECCIÓN DE PERSONAS, GRUPOS Y COMUNIDADES EN RIESGO EXTRAORDINARIO Y EXTREMO UNIDAD NACIONAL DE PROTECCIÓN (UNP)	1.692.500.000		1.692.500.000
	1000	INTERSUBSECTORIAL GOBIERNO	1.692.500.000		1.692.500.000
3799		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR INTERIOR	3.307.500.000		3.307.500.000
	1000	INTERSUBSECTORIAL GOBIERNO	3.307.500.000		3.307.500.000
TOTAL PRESUPUESTO SECCIÓN			**1.721.767.768.144**	**144.674.100.000**	**1.866.441.868.144**
		SECCIÓN: 3709			
		DIRECCIÓN NACIONAL DE BOMBEROS			
A. PRESUPUESTO DE FUNCIONAMIENTO			**5.718.036.000**		**5.718.036.000**
C. PRESUPUESTO DE INVERSIÓN			**85.460.500.000**		**85.460.500.000**
3708		FORTALECIMIENTO INSTITUCIONAL Y OPERATIVO DE LOS BOMBEROS DE COLOMBIA	85.460.500.000		85.460.500.000
	1000	INTERSUBSECTORIAL GOBIERNO	85.460.500.000		85.460.500.000
TOTAL PRESUPUESTO SECCIÓN			**91.178.536.000**		**91.178.536.000**
		SECCIÓN: 3801			
		COMISIÓN NACIONAL DEL SERVICIO CIVIL			
A. PRESUPUESTO DE FUNCIONAMIENTO			**5.209.913.985**	**25.770.780.701**	**30.980.694.686**
B. PRESUPUESTO DE SERVICIO DE LA DEUDA PÚBLICA				**238.330.949**	**238.330.949**
C. PRESUPUESTO DE INVERSIÓN				**100.637.217.962**	**100.637.217.962**
0504		ADMINISTRACIÓN Y VIGILANCIA DE LAS CARRERAS ADMINISTRATIVAS DE LOS SERVIDORES PÚBLICOS		91.947.756.846	91.947.756.846

PRESUPUESTO GENERAL DE LA NACIÓN

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	1000	INTERSUBSECTORIAL GOBIERNO		91.947.756.846	91.947.756.846
0599		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR EMPLEO PÚBLICO		8.689.461.116	8.689.461.116
	1000	INTERSUBSECTORIAL GOBIERNO		8.689.461.116	8.689.461.116
TOTAL PRESUPUESTO SECCIÓN			**5.209.913.985**	**126.646.329.612**	**131.856.243.597**

SECCIÓN: 3901

MINISTERIO DE CIENCIA, TECNOLOGÍA E INNOVACIÓN

A. PRESUPUESTO DE FUNCIONAMIENTO			**27.224.997.000**		**27.224.997.000**
B. PRESUPUESTO DE SERVICIO DE LA DEUDA PÚBLICA			**124.298.017**		**124.298.017**
C. PRESUPUESTO DE INVERSIÓN			**372.611.289.945**		**372.611.289.945**
3901		CONSOLIDACIÓN DE UNA INSTITUCIONALIDAD HABILITANTE PARA LA CIENCIA, LA TECNOLOGÍA E INNOVACIÓN (CTI)	40.000.000.000		40.000.000.000
	1000	INTERSUBSECTORIAL GOBIERNO	40.000.000.000		40.000.000.000
3902		INVESTIGACIÓN CON CALIDAD E IMPACTO	258.708.927.119		258.708.927.119
	1000	INTERSUBSECTORIAL GOBIERNO	258.708.927.119		258.708.927.119
3903		DESARROLLO TECNOLÓGICO E INNOVACIÓN PARA CRECIMIENTO EMPRESARIAL	57.902.362.826		57.902.362.826
	1000	INTERSUBSECTORIAL GOBIERNO	57.902.362.826		57.902.362.826
3904		GENERACIÓN DE UNA CULTURA QUE VALORA Y GESTIONA EL CONOCIMIENTO Y LA INNOVACIÓN	16.000.000.000		16.000.000.000
	1000	INTERSUBSECTORIAL GOBIERNO	16.000.000.000		16.000.000.000
TOTAL PRESUPUESTO SECCIÓN			**399.960.584.962**		**399.960.584.962**

SECCIÓN: 4001

MINISTERIO DE VIVIENDA, CIUDAD Y TERRITORIO

A. PRESUPUESTO DE FUNCIONAMIENTO			**2.933.328.314.840**		**2.933.328.314.840**
B. PRESUPUESTO DE SERVICIO DE LA DEUDA PÚBLICA			**1.456.593.745**		**1.456.593.745**
C. PRESUPUESTO DE INVERSIÓN			**1.160.133.120.616**		**1.160.133.120.616**
4001		ACCESO A SOLUCIONES DE VIVIENDA	29.658.360.268		29.658.360.268
	1400	INTERSUBSECTORIAL VIVIENDA Y DESARROLLO TERRITORIAL	29.658.360.268		29.658.360.268
4002		ORDENAMIENTO TERRITORIAL Y DESARROLLO URBANO	71.472.525.000		71.472.525.000
	1400	INTERSUBSECTORIAL VIVIENDA Y DESARROLLO TERRITORIAL	71.472.525.000		71.472.525.000
4003		ACCESO DE LA POBLACIÓN A LOS SERVICIOS DE AGUA POTABLE Y SANEAMIENTO BÁSICO	1.008.028.017.038		1.008.028.017.038
	1400	INTERSUBSECTORIAL VIVIENDA Y DESARROLLO TERRITORIAL	1.008.028.017.038		1.008.028.017.038

PRESUPUESTO GENERAL DE LA NACIÓN

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
4099		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR VIVIENDA, CIUDAD Y TERRITORIO	50.974.218.310		50.974.218.310
	1400	INTERSUBSECTORIAL VIVIENDA Y DESARROLLO TERRITORIAL	50.974.218.310		50.974.218.310
TOTAL PRESUPUESTO SECCIÓN			**4.094.918.029.201**		**4.094.918.029.201**
		SECCIÓN: 4002			
		FONDO NACIONAL DE VIVIENDA - FONVIVIENDA			
A. PRESUPUESTO DE FUNCIONAMIENTO			**8.011.510.724**		**8.011.510.724**
B. PRESUPUESTO DE SERVICIO DE LA DEUDA PÚBLICA			**586.091.139**		**586.091.139**
C. PRESUPUESTO DE INVERSIÓN			**2.328.282.127.320**		**2.328.282.127.320**
4001		ACCESO A SOLUCIONES DE VIVIENDA	2.328.282.127.320		2.328.282.127.320
	1400	INTERSUBSECTORIAL VIVIENDA Y DESARROLLO TERRITORIAL	2.328.282.127.320		2.328.282.127.320
TOTAL PRESUPUESTO SECCIÓN			**2.336.879.729.183**		**2.336.879.729.183**
		SECCIÓN: 4101			
		DEPARTAMENTO ADMINISTRATIVO PARA LA PROSPERIDAD SOCIAL			
A. PRESUPUESTO DE FUNCIONAMIENTO			**212.412.470.214**		**212.412.470.214**
B. PRESUPUESTO DE SERVICIO DE LA DEUDA PÚBLICA			**3.731.140.006**		**3.731.140.006**
C. PRESUPUESTO DE INVERSIÓN			**6.468.380.211.524**		**6.468.380.211.524**
4103		INCLUSIÓN SOCIAL Y PRODUCTIVA PARA LA POBLACIÓN EN SITUACIÓN DE VULNERABILIDAD	6.462.380.211.524		6.462.380.211.524
	1500	INTERSUBSECTORIAL DESARROLLO SOCIAL	6.462.380.211.524		6.462.380.211.524
4199		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR INCLUSIÓN SOCIAL Y RECONCILIACIÓN	6.000.000.000		6.000.000.000
	1500	INTERSUBSECTORIAL DESARROLLO SOCIAL	6.000.000.000		6.000.000.000
TOTAL PRESUPUESTO SECCIÓN			**6.684.523.821.744**		**6.684.523.821.744**
		SECCIÓN: 4104			
		UNIDAD DE ATENCIÓN Y REPARACIÓN INTEGRAL A LAS VÍCTIMAS			
A. PRESUPUESTO DE FUNCIONAMIENTO			**822.815.000.000**	**58.704.000.000**	**881.519.000.000**
C. PRESUPUESTO DE INVERSIÓN			**1.660.174.329.245**		**1.660.174.329.245**
4101		ATENCIÓN, ASISTENCIA Y REPARACIÓN INTEGRAL A LAS VÍCTIMAS	1.601.426.303.784		1.601.426.303.784
	1500	INTERSUBSECTORIAL DESARROLLO SOCIAL	1.601.426.303.784		1.601.426.303.784
4199		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR INCLUSIÓN SOCIAL Y RECONCILIACIÓN	58.748.025.461		58.748.025.461
	1500	INTERSUBSECTORIAL DESARROLLO SOCIAL	58.748.025.461		58.748.025.461
TOTAL PRESUPUESTO SECCIÓN			**2.482.989.329.245**	**58.704.000.000**	**2.541.693.329.245**

PRESUPUESTO GENERAL DE LA NACIÓN

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		SECCIÓN: 4105			
		CENTRO DE MEMORIA HISTÓRICA			
		A. PRESUPUESTO DE FUNCIONAMIENTO	14.120.185.167		14.120.185.167
		B. PRESUPUESTO DE SERVICIO DE LA DEUDA PÚBLICA	9.568.491		9.568.491
		C. PRESUPUESTO DE INVERSIÓN	34.464.775.047		34.464.775.047
4101		ATENCIÓN, ASISTENCIA Y REPARACIÓN INTEGRAL A LAS VÍCTIMAS	30.486.175.335		30.486.175.335
	1500	INTERSUBSECTORIAL DESARROLLO SOCIAL	30.486.175.335		30.486.175.335
4199		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR INCLUSIÓN SOCIAL Y RECONCILIACIÓN	3.978.599.712		3.978.599.712
	1500	INTERSUBSECTORIAL DESARROLLO SOCIAL	3.978.599.712		3.978.599.712
		TOTAL PRESUPUESTO SECCIÓN	48.594.528.705		48.594.528.705
		SECCIÓN: 4106			
		INSTITUTO COLOMBIANO DE BIENESTAR FAMILIAR (ICBF)			
		A. PRESUPUESTO DE FUNCIONAMIENTO		778.866.090.000	778.866.090.000
		B. PRESUPUESTO DE SERVICIO DE LA DEUDA PÚBLICA		6.888.371.925	6.888.371.925
		C. PRESUPUESTO DE INVERSIÓN	5.133.306.956.458	2.635.367.727.041	7.768.674.683.499
4102		DESARROLLO INTEGRAL DE LA PRIMERA INFANCIA A LA JUVENTUD, Y FORTALECIMIENTO DE LAS CAPACIDADES DE LAS FAMILIAS DE NIÑAS, NIÑOS Y ADOLESCENTES	5.133.306.956.458	2.225.596.946.535	7.358.903.902.993
	1500	INTERSUBSECTORIAL DESARROLLO SOCIAL	5.133.306.956.458	2.225.596.946.535	7.358.903.902.993
4199		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR INCLUSIÓN SOCIAL Y RECONCILIACIÓN		409.770.780.506	409.770.780.506
	1500	INTERSUBSECTORIAL DESARROLLO SOCIAL		409.770.780.506	409.770.780.506
		TOTAL PRESUPUESTO SECCIÓN	5.133.306.956.458	3.421.122.188.966	8.554.429.145.424
		SECCIÓN: 4201			
		DEPARTAMENTO ADMINISTRATIVO DIRECCIÓN NACIONAL DE INTELIGENCIA			
		A. PRESUPUESTO DE FUNCIONAMIENTO	114.794.000.000		114.794.000.000
		B. PRESUPUESTO DE SERVICIO DE LA DEUDA PÚBLICA	35.602.626		35.602.626
		C. PRESUPUESTO DE INVERSIÓN	29.000.000.000		29.000.000.000
4201		DESARROLLO DE INTELIGENCIA ESTRATÉGICA Y CONTRAINTELIGENCIA DE ESTADO	29.000.000.000		29.000.000.000
	0100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD	29.000.000.000		29.000.000.000
		TOTAL PRESUPUESTO SECCIÓN	143.829.602.626		143.829.602.626

PRESUPUESTO GENERAL DE LA NACIÓN

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		SECCIÓN: 4301			
		MINISTERIO DEL DEPORTE			
		A. PRESUPUESTO DE FUNCIONAMIENTO	**54.718.743.554**		**54.718.743.554**
		B. PRESUPUESTO DE SERVICIO DE LA DEUDA PÚBLICA	**335.880.238**		**335.880.238**
		C. PRESUPUESTO DE INVERSIÓN	**891.709.127.023**		**891.709.127.023**
4301		FOMENTO A LA RECREACIÓN, LA ACTIVIDAD FÍSICA Y EL DEPORTE PARA DESARROLLAR ENTORNOS DE CONVIVENCIA Y PAZ	142.000.000.000		142.000.000.000
	1604	RECREACIÓN Y DEPORTE	142.000.000.000		142.000.000.000
4302		FORMACIÓN Y PREPARACIÓN DE DEPORTISTAS	707.109.000.000		707.109.000.000
	1604	RECREACIÓN Y DEPORTE	707.109.000.000		707.109.000.000
4399		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR DEPORTE Y RECREACIÓN	42.600.127.023		42.600.127.023
	1604	RECREACIÓN Y DEPORTE	42.600.127.023		42.600.127.023
		TOTAL PRESUPUESTO SECCIÓN	**946.763.750.815**		**946.763.750.815**
		SECCIÓN: 4401			
		JURISDICCIÓN ESPECIAL PARA LA PAZ			
		A. PRESUPUESTO DE FUNCIONAMIENTO	**380.544.544.563**		**380.544.544.563**
		C. PRESUPUESTO DE INVERSIÓN	**177.667.270.465**		**177.667.270.465**
4401		JURISDICCIÓN ESPECIAL PARA LA PAZ	138.948.201.172		138.948.201.172
	1000	INTERSUBSECTORIAL GOBIERNO	138.948.201.172		138.948.201.172
4499		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR SISTEMA INTEGRAL DE VERDAD , JUSTICIA, REPARACIÓN Y NO REPETICIÓN	38.719.069.293		38.719.069.293
	1000	INTERSUBSECTORIAL GOBIERNO	38.719.069.293		38.719.069.293
		TOTAL PRESUPUESTO SECCIÓN	**558.211.815.028**		**558.211.815.028**
		SECCIÓN: 4402			
		COMISIÓN PARA EL ESCLARECIMIENTO DE LA VERDAD, LA CONVIVENCIA Y LA NO REPETICIÓN			
		A. PRESUPUESTO DE FUNCIONAMIENTO	**2.000.000.000**		**2.000.000.000**
		TOTAL PRESUPUESTO SECCIÓN	**2.000.000.000**		**2.000.000.000**
		SECCIÓN: 4403			
		UNIDAD DE BÚSQUEDA DE PERSONAS DADAS POR DESAPARECIDAS EN EL CONTEXTO Y EN RAZÓN DEL CONFLICTO ARMADO (UBPD)			
		A. PRESUPUESTO DE FUNCIONAMIENTO	**89.669.400.000**		**89.669.400.000**
		C. PRESUPUESTO DE INVERSIÓN	**71.396.536.336**		**71.396.536.336**
4403		BÚSQUEDA HUMANITARIA DE PERSONAS DADAS POR DESAPARECIDAS EN EL CONTEXTO Y EN RAZÓN DEL	40.278.795.000		40.278.795.000

PRESUPUESTO GENERAL DE LA NACIÓN

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	1000	CONFLICTO ARMADO EN COLOMBIA. INTERSUBSECTORIAL GOBIERNO	40.278.795.000		40.278.795.000
4499		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR SISTEMA INTEGRAL DE VERDAD , JUSTICIA, REPARACIÓN Y NO REPETICIÓN	31.117.741.336		31.117.741.336
	1000	INTERSUBSECTORIAL GOBIERNO	31.117.741.336		31.117.741.336
TOTAL PRESUPUESTO SECCIÓN			161.065.936.336		161.065.936.336
TOTAL PRESUPUESTO NACIONAL			385.908.069.029.356	19.721.230.970.644	405.629.300.000.000

TERCERA PARTE

DISPOSICIONES GENERALES

TERCERA PARTE

DISPOSICIONES GENERALES

ARTÍCULO 3o. Las disposiciones generales de la presente ley son complementarias de las Leyes 38 de 1989, 179 de 1994, 225 de 1995, 819 de 2003, 1473 de 2011 y 1508 de 2012 y demás normas de carácter orgánico y deben aplicarse en armonía con estas.

Estas normas rigen para los órganos que conforman el Presupuesto General de la Nación, y para los recursos de la Nación asignados a las Empresas Industriales y Comerciales del Estado y a las Sociedades de Economía Mixta con el régimen de aquellas.

Los fondos sin personería jurídica deben ser creados por ley o por su autorización expresa y estarán sujetos a las normas y procedimientos establecidos en la Constitución Política, el Estatuto Orgánico del Presupuesto, la presente ley y las demás normas que reglamenten los órganos a los cuales pertenecen.

CAPÍTULO I
DE LAS RENTAS Y RECURSOS

ARTÍCULO 4o. Las solicitudes de modificación a fuentes de financiación cuando se trate de recursos de crédito de las diferentes apropiaciones que se detallen en el anexo del decreto de liquidación, siempre y cuando no modifiquen los montos aprobados por el Congreso de la República en la ley anual, requerirán concepto previo de la Dirección General de Crédito Público y Tesoro Nacional del Ministerio de Hacienda y Crédito Público.

ARTÍCULO 5o. Los ingresos corrientes de la Nación y aquellas contribuciones y recursos que en las normas legales no se haya autorizado su recaudo y manejo a otro órgano, forman parte del Sistema de Cuenta Única Nacional y por tanto deberán consignarse en la Dirección General de Crédito Público y Tesoro Nacional del Ministerio de Hacienda y Crédito Público.

Las superintendencias que no sean una sección presupuestal deben consignar en la Dirección General de Crédito Público y Tesoro Nacional del Ministerio de Hacienda y Crédito Público el valor de las contribuciones establecidas en la ley dentro de los cinco (5) días hábiles siguientes a la recepción de los recursos.

ARTÍCULO 6o. OPORTUNIDAD DEL REGISTRO DEL RECAUDO. Para alcanzar los estándares de gestión financiera pública de calidad, oportunidad y transparencia, los órganos del Presupuesto General de la Nación, sin perjuicio de la aplicación de las medidas previstas por incumplimiento, deben hacer el registro del recaudo de conceptos de ingreso bajo su administración con la regularidad que permita reflejar en el Sistema Integrado de Información Financiera – SIIF Nación en el momento que se identifique la situación asociada a la generación del hecho económico respectivo.

Para el efecto, la Dirección General de Crédito Público y Tesoro Nacional y las tesorerías de las entidades reportarán de manera regular a los órganos del Presupuesto General de la Nación, registrarán de manera regular las transacciones registradas en las cuentas bancarias recaudadoras financieras que requieren su afectación presupuestal oportuna, independiente de los ajustes a que haya lugar para efectos del cierre contable en el mes siguiente al recaudo, de acuerdo con el calendario establecido por el Administrador SIIF Nación.

Igualmente, las entidades que ejecutan apropiaciones financiadas con recursos sin situación de fondos, ni flujo de efectivo, deberán registrar en el SIIF Nación la ejecución del ingreso a más tardar al momento de realizar el pago con cargo a dichos recursos.

Los órganos del Presupuesto General de la Nación que registran la gestión de ingresos financiera pública a través de aplicativos misionales propios, y que interoperan con el SIIF Nación deben propender porque el recaudo se refleje en línea y tiempo real o garantizar que este sea mínimo diario.

ARTÍCULO 7o. El Ministerio de Hacienda y Crédito Público a través de la Dirección General de Crédito Público y Tesoro Nacional fijará los criterios técnicos y las condiciones para el manejo de los excedentes de liquidez y para la ejecución de operaciones de cubrimiento de riesgos, acorde con los objetivos monetarios, cambiarios y de tasa de interés a corto y largo plazo.

ARTÍCULO 8o. El Gobierno nacional podrá emitir títulos de Tesorería, TES, Clase "B", con base en la facultad de la Ley 51 de 1990 de acuerdo con las siguientes reglas: no contarán con la garantía solidaria del Banco de la República; el estimativo de los ingresos producto de su colocación se incluirá en el Presupuesto General de la Nación como recursos de capital, con excepción de los provenientes de la colocación de títulos para operaciones temporales de tesorería y los que se emitan para regular la liquidez de la economía; sus rendimientos se atenderán con cargo al Presupuesto General de la Nación con excepción de los que se emitan para regular la liquidez de la economía y los que se emitan para operaciones temporales de tesorería; su redención se atenderá

con cargo a los recursos del Presupuesto General de la Nación, con excepción de las operaciones temporales de tesorería, y los que se emitan para regular la liquidez de la economía; podrán ser administrados directamente por la Nación; podrán ser denominados en moneda extranjera; su emisión solo requerirá del Decreto que la autorice, fije el monto y sus condiciones financieras; la emisión destinada a financiar las apropiaciones presupuestales estará limitada por el monto de estas; su emisión no afectará el cupo de endeudamiento.

ARTÍCULO 9o. La liquidación de los excedentes financieros de que trata el Estatuto Orgánico del Presupuesto, que se efectúen en la vigencia de la presente ley, se hará con base en una proyección de los ingresos y de los gastos para la vigencia siguiente a la de corte de los Estados Financieros, en donde se incluyen además las cuentas por cobrar y por pagar exigibles no presupuestadas, las reservas presupuestales, así como la disponibilidad inicial (caja, bancos e inversiones).

ARTÍCULO 10o. Los títulos que se emitan para efectuar transferencia temporal de valores en los términos del artículo 146 de la Ley 1753 de 2015, solo requerirán del decreto que lo autorice, fije el monto y sus condiciones financieras. Su redención y demás valores asociados se atenderán con el producto de la operación de transferencia y su emisión no afectará el saldo de la deuda pública.

ARTÍCULO 11o. A más tardar el 20 enero de 2023, los órganos que conforman el Presupuesto General de la Nación realizarán los ajustes a los registros en el Sistema Integrado de Información Financiera (SIIF) Nación, tanto en la imputación por concepto de ingresos que corresponden a los registros detallados de recaudos de su gestión financiera pública a 31 de diciembre del año anterior, como de los gastos, cuando haya necesidad de cancelar compromisos u obligaciones.

ARTÍCULO 12o. Pertenecen a la Nación los rendimientos financieros obtenidos por el Sistema de Cuenta Única Nacional, así como los originados con recursos de la Nación, y los provenientes de recursos propios de las entidades, fondos, cuentas y demás órganos que hagan parte de dicho Sistema que conforman el Presupuesto General de la Nación, en concordancia con lo establecido por los artículos 16 y 101 del Estatuto Orgánico del Presupuesto. La reglamentación expedida por el Gobierno nacional para efectos de la periodicidad, metodología de cálculo, forma de liquidación y traslado de dichos rendimientos, continuará vigente durante el término de esta ley.

Se exceptúa de la anterior disposición, aquellos rendimientos originados con recursos de las entidades estatales del orden nacional que administren contribuciones parafiscales y de los órganos de previsión y seguridad social que administren prestaciones sociales de carácter económico, los rendimientos financieros originados en patrimonios autónomos que la ley haya autorizado su tratamiento, así como los provenientes de recursos de terceros que dichas entidades estatales mantengan en calidad de depósitos o administración.

CAPÍTULO II
DE LOS GASTOS

ARTÍCULO 13o. Las afectaciones al presupuesto se harán teniendo en cuenta la prestación principal originada en los compromisos que se adquieran y con cargo a este rubro se cubrirán los demás costos inherentes o accesorios.

Con cargo a las apropiaciones de cada rubro presupuestal, que sean afectadas con los compromisos, se atenderán las obligaciones derivadas de estos, tales como los costos imprevistos, ajustes y revisión de valores e intereses moratorios, gravámenes a los movimientos financieros y gastos de nacionalización.

ARTÍCULO 14o. Prohíbase tramitar actos administrativos u obligaciones que afecten el presupuesto de gastos cuando no reúnan los requisitos legales o se configuren como hechos cumplidos. El representante legal y ordenador del gasto o en quienes estos hayan delegado, responderán disciplinaria, fiscal y penalmente por incumplir lo establecido en esta norma.

ARTÍCULO 15o. Para proveer empleos vacantes se requerirá el certificado de disponibilidad presupuestal por la vigencia fiscal de 2023, por medio de este, el jefe de presupuesto o quien haga sus veces garantizará la existencia de los recursos del 1 de enero al 31 de diciembre de 2023, por todo concepto de gastos de personal, salvo que el nombramiento sea en reemplazo de un cargo provisto o creado durante la vigencia, para lo cual se deberá expedir el certificado de disponibilidad presupuestal por lo que resta del año fiscal.

Toda provisión de empleos de los servidores públicos deberá corresponder a los previstos en la planta de personal, incluyendo las vinculaciones de los trabajadores oficiales y tener previstos sus emolumentos de conformidad con el artículo 122 de la Constitución Política.

La vinculación de supernumerarios, por periodos superiores a tres meses, deberá ser autorizada mediante resolución suscrita por el jefe del respectivo órgano.

En cumplimiento del artículo 49 de la Ley 179 de 1994, previo al inicio de un proceso de concurso de méritos para proveer los cargos de carrera administrativa, la entidad deberá certificar la disponibilidad presupuestal para atender el costo del concurso, los cargos que se convocarán, y su provisión.

ARTÍCULO 16o. La solicitud de modificación a las plantas de personal, además de lo contemplado en las normas de austeridad, requerirá para su consideración y trámite, por parte del Ministerio de Hacienda y Crédito Público - Dirección General del Presupuesto Público Nacional, los siguientes requisitos:

1. Exposición de motivos

2. Costos comparativos de las plantas vigente y propuesta

3. Efectos sobre la adquisición de bienes y servicios de la entidad

4. Concepto del Departamento Nacional de Planeación si se afectan los gastos de inversión y,

5. Los demás que la Dirección General del Presupuesto Público Nacional considere pertinentes.

El Departamento Administrativo de la Función Pública aprobará las propuestas de modificaciones a las plantas de personal, cuando hayan obtenido concepto o viabilidad presupuestal del Ministerio de Hacienda y Crédito Público - Dirección General del Presupuesto Público Nacional.

ARTÍCULO 17o. Los recursos destinados a programas de capacitación y bienestar social no pueden tener por objeto crear o incrementar salarios, bonificaciones, sobresueldos, primas, prestaciones sociales, remuneraciones extralegales o estímulos pecuniarios ocasionales que la ley no haya establecido para los servidores públicos, ni servir para otorgar beneficios directos en dinero o en especie.

Todos los funcionarios públicos de la planta permanente o temporal podrán participar en los programas de capacitación de la entidad; las matrículas de los funcionarios de la planta permanente o temporal se girarán directamente a los establecimientos educativos, salvo lo previsto por el artículo 114 de la Ley 30 de 1992, modificado por el artículo 27 de la Ley 1450 de 2011. Su otorgamiento se hará en virtud de la reglamentación interna para la planta permanente o temporal del órgano respectivo.

ARTÍCULO 18o. La constitución y funcionamiento de las cajas menores en los órganos que conforman el Presupuesto General de la Nación, y en las entidades nacionales con régimen presupuestal de Empresas Industriales y Comerciales del Estado con carácter no financiero, respecto de los recursos que le asigna la Nación, se regirán por el Decreto 1068 de 2015 y por las demás normas que lo modifiquen o adicionen.

ARTÍCULO 19o. Se podrán hacer distribuciones en el presupuesto de ingresos y gastos, sin cambiar su destinación, mediante resolución suscrita por el jefe del respectivo órgano. En el caso de los establecimientos públicos del orden nacional, estas distribuciones se harán por resolución o acuerdo de las juntas o consejos directivos. Si no existen juntas o consejos directivos, lo hará el representante legal de estos. Estas operaciones presupuestales se someterán a la aprobación del Ministerio de Hacienda y Crédito Público - Dirección General del Presupuesto Público Nacional, y tratándose de gastos de inversión, requerirán el concepto previo favorable del Departamento Nacional de Planeación - Dirección de Programación de Inversiones Públicas.

Los jefes de los órganos responderán por la legalidad de los actos en mención.

A fin de evitar duplicaciones en los casos en los cuales la distribución afecte el presupuesto de otro órgano que haga parte del Presupuesto General de la Nación, el mismo acto administrativo servirá de base para realizar los ajustes correspondientes en el órgano que distribuye e incorpora las del órgano receptor. La ejecución presupuestal de estas deberá efectuarse por parte de los órganos receptores en la misma vigencia de la distribución.

Tratándose de gastos de inversión la operación presupuestal descrita en el órgano receptor se clasificará en el programa y subprograma a ejecutar que corresponda; para los gastos de funcionamiento se asignará al rubro presupuestal correspondiente; estas operaciones en ningún caso podrán cambiar la destinación ni la cuantía, lo cual deberá constar en el acto administrativo que para tal fin se expida.

El jefe del órgano o en quien este haya delegado la ordenación del gasto podrá efectuar mediante resolución desagregaciones presupuestales a las apropiaciones contenidas en el anexo del decreto de liquidación, así como efectuar asignaciones internas de apropiaciones en sus dependencias, seccionales o regionales a fin de facilitar su manejo operativo y de gestión, sin que las mismas impliquen cambiar su destinación. Estas desagregaciones y asignaciones deberán quedar registradas en el Sistema Integrado de Información Financiera (SIIF) Nación, y para su validez no requerirán aprobación del Ministerio de Hacienda y Crédito Público - Dirección General del Presupuesto Público Nacional, ni del previo concepto favorable por parte del Departamento Nacional de Planeación - Dirección de Programación de Inversiones Públicas.

ARTÍCULO 20o. Los órganos de que trata el artículo 3 de la presente ley podrán pactar el pago de anticipos y la recepción de bienes y servicios, únicamente cuando cuenten con Programa Anual Mensualizado de Caja (PAC) de la vigencia, aprobado por el Confis.

Los órganos que hacen parte del Presupuesto General de la Nación solo podrán solicitar el giro de los recursos aprobados en el Programa Anual de Caja a la Dirección General de Crédito Público y Tesoro Nacional del Ministerio de Hacienda y Crédito Público, cuando hayan recibido los bienes y/o servicios o se tengan cumplidos los requisitos que hagan exigible su pago. En ningún caso las entidades podrán solicitar la transferencia de recursos a fiducias o encargos fiduciarios o patrimonios autónomos, o a las entidades con las que celebre convenios o contratos interadministrativos, sin que se haya cumplido el objeto del gasto. Cuando las fiducias, los encargos fiduciarios, los patrimonios autónomos o los convenios o contratos interadministrativos utilicen la creación de subcuentas, subprogramas, subproyectos, o cualquier otra modalidad de clasificación, deberán implementar la unidad de caja, para buscar eficiencia en el manejo de los recursos que les sitúa la Nación.

PARÁGRAFO. Los saldos de recursos de portafolios administrados por la Dirección General de Crédito Público y Tesoro Nacional que no se encuentren comprometidos para atender gastos o pago de obligaciones, forman parte de la unidad de caja de la Nación y se podrán utilizar para cumplir las obligaciones para las cuales fueron creados. Sobre estas operaciones de Tesorería dicha Dirección llevará el registro contable correspondiente.

ARTÍCULO 21o. El Gobierno nacional en el decreto de liquidación clasificará los ingresos y gastos y definirá estos últimos.

Así mismo, cuando las partidas se incorporen en numerales rentísticos, secciones, programas y subprogramas que no correspondan a su objeto o naturaleza, las ubicará en el sitio que corresponda.

La Dirección General del Presupuesto Público Nacional del Ministerio de Hacienda y Crédito Público hará mediante resolución, las operaciones que en igual sentido se requieran durante el transcurso de la vigencia.

Cuando se trate del presupuesto de gastos de inversión requerirá el concepto previo favorable del Departamento Nacional de Planeación - Dirección de Programación de Inversiones Públicas.

ARTÍCULO 22o. El Ministerio de Hacienda y Crédito Público - Dirección General del Presupuesto Público Nacional, de oficio o a petición del jefe del órgano

3i

respectivo, hará por resolución las aclaraciones y correcciones de leyenda necesarias para enmendar los errores de transcripción y aritméticos que figuren en el Presupuesto General de la Nación para la vigencia fiscal de 2023.

Cuando se trate de aclaraciones y correcciones de leyenda del presupuesto de gastos de inversión, se requerirá el concepto previo favorable del Departamento Nacional de Planeación - Dirección de Programación de Inversiones Públicas.

ARTÍCULO 23o. Los órganos de que trata el artículo 3 de la presente ley son los únicos responsables por el registro de su gestión financiera pública en el Sistema Integrado de Información Financiera (SIIF) - Nación.

No se requerirá el envío de ninguna información a la Dirección General del Presupuesto Público Nacional del Ministerio de Hacienda y Crédito Público, que quede registrada en el Sistema Integrado de Información Financiera (SIIF) - Nación, salvo en aquellos casos en que esta de forma expresa lo solicite.

ARTÍCULO 24o. Cuando los órganos que hacen parte del Presupuesto General de la Nación celebren contratos entre sí que afecten sus presupuestos, con excepción de los de crédito, harán los ajustes mediante resoluciones proferidas por el jefe del órgano respectivo. En el caso de los Establecimientos Públicos del orden nacional, las Superintendencias y Unidades Administrativas Especiales con personería jurídica, así como las señaladas en el artículo 5o del Estatuto Orgánico del Presupuesto, dichos ajustes deben realizarse por acuerdo o resolución de las juntas o consejos directivos; en ausencia de estos por el representante legal del órgano.

Los actos administrativos a que se refiere el inciso anterior deberán ser remitidos al Ministerio de Hacienda y Crédito Público - Dirección General del Presupuesto Público Nacional, acompañados del respectivo certificado en que se haga constar que se recaudarán los recursos expedidos por el órgano contratista y su justificación económica, para la aprobación de las operaciones presupuestales en ellos contenidas, requisito sin el cual no podrán ser ejecutados. De conformidad con el artículo 8o de la Ley 819 de 2003, los recursos deberán ser incorporados y ejecutados en la misma vigencia fiscal en la que se lleve a cabo la aprobación.

Cuando en los convenios se pacte pago anticipado y para el cumplimiento de su objeto el órgano contratista requiera contratar con un tercero, solo podrá solicitarse el giro efectivo de los recursos a la Dirección General de Crédito Público y Tesoro Nacional del Ministerio de Hacienda y Crédito Público una vez dicho órgano adquiera el compromiso presupuestal y se encuentren cumplidos los requisitos que hagan exigible su pago a favor del beneficiario final.

Tratándose de gastos de inversión, requerirán el concepto previo favorable del Departamento Nacional de Planeación - Dirección de Programación de Inversiones Públicas.

Los jefes de los órganos responderán por la legalidad de los actos en mención.

ARTÍCULO 25o. Salvo lo dispuesto por el artículo 47 de la Ley 1450 de 2011, ningún órgano podrá contraer compromisos que impliquen el pago de cuotas a organismos internacionales con cargo al Presupuesto General de la Nación, sin que exista la Ley aprobatoria de tratados públicos o que el Presidente de la

República haya autorizado su aplicación provisional en los términos del artículo 224 de la Constitución Política.

Una vez cumplidos los requisitos del inciso anterior, previa autorización del Ministerio de Relaciones Exteriores, los Establecimientos Públicos del orden nacional solo podrán pagar con cargo a sus recursos propios las cuotas a dichos organismos.

Los aportes y contribuciones de la República de Colombia a los organismos financieros internacionales se pagarán con cargo al Presupuesto General de la Nación, salvo en aquellos casos en que los aportes se contabilicen como reservas internacionales, que serán pagados de conformidad con lo previsto en la Ley 31 de 1992 o aquellas que la modifiquen o adicionen.

Los compromisos que se adquieran en el marco de tratados o convenios internacionales, de los cuales Colombia haga parte y cuya vinculación haya sido aprobada por Ley de la República, no requerirán de autorización de vigencias futuras, no obstante, se deberá contar con aval fiscal previo por parte del Consejo Superior de Política Fiscal (Confis).

ARTÍCULO 26o. Los órganos que conforman el Presupuesto General de la Nación deben reintegrar dentro del primer trimestre de 2023 a la Dirección General de Crédito Público y Tesoro Nacional del Ministerio de Hacienda y Crédito Público los recursos de la Nación, y a sus tesorerías cuando correspondan a recursos propios, que no estén amparando compromisos u obligaciones, y que correspondan a apropiaciones presupuestales de vigencias fiscales anteriores, incluidos sus rendimientos financieros, diferencial cambiario, y demás réditos originados en aquellos, con el soporte correspondiente.

La presente disposición también se aplica a los recursos de convenios celebrados con organismos internacionales, incluyendo los de contrapartida.

Así mismo, los órganos que conforman el Presupuesto General de la Nación, de conformidad con el artículo 36 de la Ley 1955 de 2019, deberán reintegrar a la Dirección General de Crédito Público y Tesoro Nacional dentro del primer mes de 2023 los recursos del Presupuesto General de la Nación que hayan sido girados a entidades financieras y que no hayan sido pagados a los beneficiarios finales. Estos recursos se constituirán como acreedores varios sujetos a devolución y serán puestos a disposición de la Entidad Financiera cuando se haga exigible su pago a beneficiarios finales, sin que esto implique operación presupuestal alguna, entendiendo que se trata de una operación de manejo eficiente de Tesorería.

ARTÍCULO 27o. Los gastos que sean necesarios para la contratación, ejecución, administración y servicio de las operaciones de crédito público, las operaciones asimiladas, las operaciones propias del manejo de la deuda pública, las conexas con las anteriores, y las demás relacionadas con los recursos del crédito, serán atendidos con cargo a las apropiaciones del servicio de la deuda pública; así como, los gastos que sean necesarios para la contratación, ejecución y administración de títulos de deuda pública y de las operaciones de tesorería de la Dirección General de Crédito Público y Tesoro Nacional del Ministerio de Hacienda y Crédito Público y sus conexas.

De conformidad con el artículo 46 del Estatuto Orgánico del Presupuesto, las pérdidas del Banco de la República se atenderán mediante la emisión de bonos

y otros títulos de deuda pública. La emisión de estos bonos o títulos se realizará en condiciones de mercado, no implicará operación presupuestal alguna y solo debe presupuestarse para efectos del pago de intereses y de su redención.

Cuando se presenten utilidades del Banco de la República a favor de la Nación se podrán pagar en efectivo o con títulos de deuda pública.

CAPÍTULO III
DE LAS RESERVAS PRESUPUESTALES Y CUENTAS POR PAGAR

ARTÍCULO 28o. A través del Sistema Integrado de Información Financiera (SIIF) - Nación se constituirán con corte a 31 de diciembre de 2022 las reservas presupuestales y cuentas por pagar de cada una de las secciones del Presupuesto General de la Nación, a las que se refiere el artículo 89 del Estatuto Orgánico del Presupuesto. Como máximo, las reservas presupuestales corresponderán a la diferencia entre los compromisos y las obligaciones, y las cuentas por pagar por la diferencia entre las obligaciones y los pagos.

Para las cuentas por pagar que se constituyan a 31 de diciembre de 2022 se debe contar con el correspondiente programa anual mensualizado de caja de la vigencia, de lo contrario deberán hacerse los ajustes en los registros y constituir las correspondientes reservas presupuestales. Igual procedimiento se deberá cumplir en la vigencia 2023.

Si durante el año de la vigencia de la reserva presupuestal o de la cuenta por pagar desaparece el compromiso u obligación que las originó, se podrán hacer los ajustes respectivos en el Sistema Integrado de Información Financiera (SIIF) Nación.

Como quiera que el SIIF Nación refleja el detalle, la secuencia y el resultado de la información financiera pública registrada por las entidades y órganos que conforman el Presupuesto General de la Nación, no se requiere el envío de ningún soporte físico a la Dirección General del Presupuesto Público Nacional, ni a la Dirección General de Crédito Público y Tesoro Nacional del Ministerio de Hacienda y Crédito Público, salvo que las mismas lo requieran.

ARTÍCULO 29o. Las entidades que hacen parte del Presupuesto General de la Nación que administran recursos para el pago de pensiones podrán constituir reservas presupuestales o cuentas por pagar con los saldos de apropiación que a 31 de diciembre se registren en el Sistema Integrado de Información Financiera (SIIF) Nación para estos propósitos. Lo anterior se constituye como una provisión para atender el pago oportuno del pasivo pensional a cargo de dichas entidades en la siguiente vigencia.

ARTÍCULO 30o. En lo relacionado con las cuentas por pagar y las reservas presupuestales, el presupuesto inicial correspondiente a la vigencia fiscal de 2023 cumple con lo establecido en el artículo 31 de la Ley 344 de 1996 y el artículo 9o de la Ley 225 de 1995.

CAPÍTULO IV
DE LAS VIGENCIAS FUTURAS

ARTÍCULO 31o. Las entidades u órganos que requieran modificar el plazo y/o los cupos anuales de vigencias futuras autorizados por el Consejo Superior de Política Fiscal (Confis), o quien este delegue, requerirán de manera previa, la reprogramación de las vigencias futuras en donde se especifiquen las nuevas condiciones; en los demás casos, se requerirá de una nueva autorización.

ARTÍCULO 32o. Los cupos anuales autorizados para asumir compromisos de vigencias futuras no utilizados a 31 de diciembre del año en que se concede la autorización caducan, salvo en los casos previstos en el inciso 2 del artículo 8o de la Ley 819 de 2003.

Cuando no fuere posible adelantar en la vigencia fiscal correspondiente los ajustes presupuestales a que se refiere el inciso 2 del artículo 8o de la Ley 819 de 2003, se requerirá de la reprogramación de los cupos anuales autorizados por parte de la autoridad que expidió la autorización inicial, con el fin de dar continuidad al proceso de selección del contratista. De no ser necesario efectuar algún ajuste, no se requerirá de una nueva autorización de vigencia futura.

Los registros en el Sistema Integrado de Información Financiera (SIIF) - Nación deberán corresponder a los cupos efectivamente utilizados.

CAPÍTULO V
DISPOSICIONES VARIAS

ARTÍCULO 33o. El servidor público que reciba una orden de embargo sobre los recursos incorporados en el Presupuesto General de la Nación, incluidas las transferencias que hace la Nación a las entidades territoriales, está obligado a efectuar los trámites correspondientes para solicitar su desembargo.

Para este efecto, la certificación de inembargabilidad donde se encuentren incorporados los recursos objeto de la medida cautelar se solicitará al jefe del órgano de la sección presupuestal o a quien este delegue. La solicitud debe indicar el tipo de proceso, las partes involucradas, el despacho judicial que profirió las medidas cautelares y el origen de los recursos que fueron embargados.

PARÁGRAFO. En los mismos términos, el Representante Legal de las entidades descentralizadas que administran recursos de la seguridad social certificará la inembargabilidad de estos recursos en los términos previstos en el artículo 63 de la Constitución Política en concordancia con el artículo 134 de la Ley 100 de 1993 y el artículo 25 de la Ley 1751 de 2015.

ARTÍCULO 34o. Los órganos a que se refiere el artículo 3 de la presente Ley pagarán los fallos de tutela con cargo al rubro que corresponda a la naturaleza del negocio fallado; igualmente, los contratos de transacción se imputarán con cargo al rubro afectado inicialmente con el respectivo compromiso.

Para pagarlos, primero se deben efectuar los traslados presupuestales requeridos, con cargo a los saldos de apropiación disponibles durante la vigencia fiscal en curso.

Los Establecimientos Públicos deben atender las providencias que se profieran en su contra, en primer lugar, con recursos propios realizando previamente las operaciones presupuestales a que haya lugar.

Con cargo a las apropiaciones de sentencias y conciliaciones, se podrán pagar todos los gastos originados en los tribunales de arbitramento, así como las cauciones o garantías bancarias o de compañías de seguros que se requieran en procesos judiciales.

Cuando se extiendan los efectos de una sentencia de unificación jurisprudencial dictada por el Consejo de Estado de conformidad con lo dispuesto en el artículo 102 del Código de Procedimiento Administrativo y de lo Contencioso Administrativo, en virtud de la autonomía presupuestal consagrada en el artículo 110 del Estatuto Orgánico del Presupuesto, la operación presupuestal a que haya lugar será responsabilidad del Jefe de cada órgano y su pago se imputará al rubro que lo generó.

ARTÍCULO 35o. La Fiscalía General de la Nación, la Policía Nacional, el Ejército Nacional, la Armada Nacional, la Fuerza Aérea y la Unidad Nacional de Protección, deben cubrir con cargo a sus respectivos presupuestos, los gastos del personal vinculado a dichos órganos y que conforman los Grupos de Acción Unificada por la Libertad Personal (Gaula), a que se refiere la Ley 282 de 1996.

PARÁGRAFO. La Unidad Nacional de Protección o la Policía Nacional cubrirán con sus respectivos presupuestos, los gastos de viaje y viáticos causados por los funcionarios que hayan sido asignados al Congreso de la República para prestar los servicios de protección y seguridad personal a sus miembros.

ARTÍCULO 36o. Las obligaciones por concepto de servicios médicos asistenciales (no pensiones), servicios públicos domiciliarios (Acueducto y Alcantarillado, Energía, Gas natural), servicios públicos de comunicaciones (que incluye los servicios de telecomunicaciones y postales), servicios de transporte de pasajeros o carga y contribuciones inherentes a la nómina, causados en el último bimestre de 2022, se pueden pagar con cargo a las apropiaciones de la vigencia fiscal de 2023.

Los sueldos de vacaciones, la prima de vacaciones, la indemnización de vacaciones, la bonificación especial de recreación, los auxilios de cesantías, las pensiones, los auxilios funerarios a cargo de las entidades, los impuestos, las contribuciones (incluida la tarifa de control fiscal), las contribuciones a organismos internacionales, así como las obligaciones de las entidades liquidadas correspondientes a servicios públicos domiciliarios y contribuciones inherentes a la nómina, se pueden pagar con cargo al presupuesto vigente cualquiera que sea el año de su causación, afectando el rubro que les dio origen.

ARTÍCULO 37o. En las Empresas Industriales y Comerciales del Estado y en las Sociedades de Economía Mixta sujetas al régimen de aquellas dedicadas a la generación, transmisión, distribución y comercialización de energía, los gastos relacionados con la adquisición de bienes y servicios necesarios para los procesos de producción, transformación y comercialización se clasificarán como proyectos de inversión. Igual procedimiento se aplicará a las Empresas de Servicios Públicos Domiciliarios en cuyo capital la Nación o sus entidades descentralizadas posean el 90% o más.

En los casos en que las Empresas Industriales y Comerciales del Estado y en las Sociedades de Economía Mixta sujetas al régimen de aquellas, de cualquier sector, reciban aportes de la Nación, estos se clasificarán como una transferencia en la Sección Principal del Sector Administrativo en que se encuentren vinculadas.

PARÁGRAFO. Las Empresas Industriales y Comerciales del Estado y las Sociedades de Economía Mixta sujetas al régimen de aquellas, registrarán sus proyectos de inversión en el Banco Nacional de Programas y Proyectos, de conformidad con la metodología y lineamientos que establezca el Departamento Nacional de Planeación.

ARTÍCULO 38o. El porcentaje de la cesión del impuesto a las ventas asignado a las cajas departamentales de previsión y al Fondo de Prestaciones Sociales del Magisterio con destino al pago de las cesantías definitivas y pensiones del personal docente nacionalizado, continuará pagándose tomando como base los convenios suscritos en virtud de lo dispuesto en la Ley 91 de 1989.

ARTÍCULO 39o. La ejecución de los recursos que se giran al Fondo Nacional de Pensiones de las Entidades Territoriales (Fonpet) con cargo al Presupuesto General de la Nación, se realizará por medio de resolución expedida por el Ministerio de Hacienda y Crédito Público, ordenando el giro de los recursos. Si no fuere posible realizar el giro de los recursos a las administradoras del Fondo, bastará para el mismo efecto, que por dicha resolución se disponga la administración de los mismos por parte de la Dirección General de Crédito Público y Tesoro Nacional del Ministerio de Hacienda y Crédito Público a través de una cuenta especial, mientras los recursos puedan ser efectivamente entregados.

Los recursos serán girados con la periodicidad que disponga el Gobierno nacional. En el evento en que los recursos no se hayan distribuido en su totalidad entre las entidades territoriales, los no distribuidos se podrán girar a una cuenta del Fondo administrada de la misma manera que los demás recursos del Fondo, como recursos por abonar a las cuentas correspondientes de las entidades territoriales.

Para efectos de realizar la verificación de las condiciones a las que hace referencia el parágrafo 3 del artículo 2o de la Ley 549 de 1999, el Gobierno nacional determinará las condiciones sustanciales que deben acreditarse, los documentos que deben remitirse para el efecto, y el procedimiento con que la misma se realizará. Mientras se producen las verificaciones, se girarán los recursos en la forma prevista en el inciso anterior.

Cuando se establezca que la realidad no corresponde con lo que se acreditó, se descontarán los recursos correspondientes, para efectos de ser redistribuidos, sin que dicha nueva distribución constituya un nuevo acto de ejecución presupuestal.

ARTÍCULO 40o. Autorícese a la Nación y sus entidades descentralizadas, para efectuar cruces de cuentas entre sí, con entidades territoriales y sus descentralizadas y con las Empresas de Servicios Públicos con participación estatal, sobre las obligaciones que recíprocamente tengan causadas. Para estos efectos se requerirá acuerdo previo entre las partes.

Estas operaciones deben reflejarse en el presupuesto, conservando únicamente la destinación para la cual fueron programadas las apropiaciones respectivas. En el caso de las obligaciones de origen legal que tenga la Nación y sus entidades descentralizadas para con otros órganos públicos, se deben tener en cuenta para efectos de estas compensaciones, las transferencias y aportes, a cualquier título, que las primeras hayan efectuado a las últimas en cualquier vigencia fiscal. Si quedare algún saldo en contra de la Nación, esta podrá sufragarlo a través de títulos de deuda pública. Cuando concurran las calidades de acreedor y deudor en una misma persona como consecuencia de un proceso de liquidación o privatización de órganos nacionales de derecho público, se compensarán las cuentas, sin operación presupuestal alguna.

El Ministerio de Trabajo y la Administradora Colombiana de Pensiones - Colpensiones, podrán compensar deudas recíprocas por concepto de aportes y devoluciones de los subsidios pagados por la Nación dentro del Programa de Subsidio de Aporte en Pensión, realizando únicamente los registros contables y las modificaciones en las historias laborales de los ciudadanos a que haya lugar. Si subsisten obligaciones a cargo de la Nación y/o Colpensiones, corresponderá a la entidad deudora, estimar e incluir en el presupuesto de cada vigencia fiscal la apropiación presupuestal con los recursos necesarios, con el fin de efectuar los pagos de las obligaciones a su cargo.

ARTÍCULO 41o. Sin perjuicio de lo establecido en las normas vigentes para el pago de la deuda correspondiente al pasivo pensional de las entidades territoriales con el Fomag y de los recursos asignados en el Presupuesto General de la Nación durante la vigencia fiscal 2023 y en cumplimiento del parágrafo 2 del artículo 18 de la Ley 715 de 2001, el Fonpet deberá girar al Fomag como amortización de la deuda pensional de los entes territoriales los recursos acumulados por cada una de ellas en el sector Educación del Fonpet, solo teniendo en cuenta el valor del pasivo pensional registrado en el Sistema de Información del Fondo y las necesidades de financiamiento de la nómina de pensionados que determine el Ministerio de Hacienda y Crédito Público. Para el efecto, el Fonpet podrá trasladar recursos excedentes del sector Propósito General de cada entidad territorial al sector educación, cuando no cuenten con los recursos suficientes para atender sus pasivos pensionales en dicho sector.

En caso de que por efecto de la actualización de los cálculos actuariales de las entidades territoriales resulten giros superiores al pasivo pensional, estos serán abonados en la vigencia fiscal siguiente a favor de la Entidad Territorial.

El Fomag informará de estas operaciones a las entidades territoriales para su correspondiente registro presupuestal y contabilización.

En desarrollo del artículo 199 de la Ley 1955 de 2019, los recursos del Fonpet asignados en el Presupuesto General de la Nación durante la vigencia fiscal 2023 con destino al Fomag, se imputarán en primer lugar a la amortización de la deuda pensional corriente de la vigencia fiscal en curso de los entes territoriales registrada en dicho Fondo, sin perjuicio de las depuraciones posteriores a que haya lugar. En segundo lugar, se aplicarán a las demás obligaciones pensionales y el excedente amortizará la reserva actuarial.

ARTÍCULO 42o. El retiro de recursos de las cuentas de las entidades territoriales en el FONPET para el pago de bonos pensionales o cuotas partes de bonos pensionales y cuotas partes pensionales, se efectuará de conformidad con la normativa vigente, sin que la entidad territorial requiera acreditar previamente la

incorporación en su presupuesto. Durante la vigencia fiscal tales entidades territoriales deberán realizar la incorporación presupuestal y el registro contable de los pagos que por estos conceptos sean realizados por el FONPET.

En la vigencia 2023, por solicitud de las entidades territoriales el FONPET girará recursos para el pago de mesadas pensionales de la nómina de pensionados de la administración central territorial hasta por el monto total del valor apropiado en su presupuesto, aplicando el porcentaje de cubrimiento del pasivo pensional del sector Propósito General del FONPET, de acuerdo con la siguiente regla:

%Cobertura S. Propósito General (CSPG)	%Valor Apropiado que se puede pagar con Recursos FONPET
%CSPG <50%	50%
50%<=%CSPG <75%	75%
%CSPG >=75%	100%

Para tal fin, las entidades territoriales podrán solicitar los recursos para el pago de la nómina de pensionados de la administración central territorial desde el mes de febrero de 2023. El Ministerio de Hacienda y Crédito Público deberá efectuar el giro de los recursos para el pago de la nómina de pensionados dentro de los dos (2) meses siguientes a la aprobación de la solicitud.

Lo previsto en el presente artículo se efectuará para las entidades territoriales que tengan saldo en cuenta y cumplan con los requisitos establecidos en la Ley 549 de 1999, y demás normas vigentes, de acuerdo con las Instrucciones que suministre para este propósito el Ministerio de Hacienda y Crédito Público.

Para la vigencia 2023 las entidades territoriales podrán reorientar para gastos de inversión las rentas que constituyen aportes a su cargo en el FONPET establecidas en la Ley 549 de 1999.

La Entidad Territorial deberá decidir si se acoge a esta opción de reorientación de rentas o al Modelo de Administración Financiera o al Modelo de Suspensión de Aportes.

ARTÍCULO 43o. Las entidades estatales podrán constituir mediante patrimonio autónomo los fondos a que se refiere el artículo 107 de la Ley 42 de 1993. Los recursos que se coloquen en dichos Fondos ampararán los bienes del Estado cuando los estudios técnicos indiquen que es más conveniente la cobertura de los riesgos con reservas públicas que con seguros comerciales.

Cuando los estudios técnicos permitan establecer que determinados bienes no son asegurables o que su aseguramiento implica costos de tal naturaleza que la relación costo-beneficio del aseguramiento es negativa, o que los recursos para autoprotección mediante fondos de aseguramiento son de tal magnitud que no es posible o conveniente su uso para tal fin, se podrá asumir el riesgo frente a estos bienes y no asegurarlos ni ampararlos con fondos de aseguramiento.

También podrán contratar un seguro de responsabilidad civil para servidores públicos, mediante el cual se ampare la responsabilidad de los mismos por actos o hechos no dolosos ocurridos en ejercicio de sus funciones, y los gastos de defensa en materia disciplinaria, penal y fiscal que deban realizar; estos últimos gastos los podrán pagar las entidades, siempre y cuando exista decisión

definitiva que exonere de toda responsabilidad y no sea condenada la contraparte a las costas del proceso.

Esta disposición será aplicada en las mismas condiciones a las Superintendencias, así como a las Empresas Industriales y Comerciales del Estado y a las Sociedades de Economía Mixta asimiladas a estas.

ARTÍCULO 44o. Con los ingresos corrientes y excedentes de la Subcuenta de Solidaridad del Fondo de Solidaridad Pensional se podrán financiar programas de la Subcuenta de Subsistencia de dicho Fondo, para la protección de las personas en estado de indigencia o de pobreza extrema, en los términos del Decreto 3771 de 2007, compilado por el Decreto 1833 de 2016 y las normas que lo modifiquen o adicionen.

PARÁGRAFO. Autorícese al Departamento Administrativo para la Prosperidad Social (DPS) para ejecutar los recursos del Fondo de Solidaridad Pensional que financien el Programa Colombia Mayor en los términos del parágrafo 2 del artículo 5o del Decreto Legislativo 812 de 2020.

ARTÍCULO 45o. Con el fin de financiar el Sistema General de Seguridad Social en Salud, en cumplimiento de lo dispuesto en el artículo 48 de la Constitución Política y el artículo 9o de la Ley 1122 de 2007, para la vigencia 2023 se presupuestarán en el Presupuesto General de la Nación los ingresos corrientes y excedentes de los recursos de que trata el artículo 2.6.1.4.1.1 del Decreto 780 de 2016.

Previa cobertura de los riesgos amparados con cargo a los recursos de que trata el artículo 2.6.1.4.1.1 del Decreto 780 de 2016, se financiará, con cargo a dichos recursos la Sostenibilidad y Afiliación de la Población Pobre y Vulnerable asegurada a través del Régimen Subsidiado; una vez se tenga garantizado el aseguramiento, se podrán destinar recursos a financiar otros programas de salud pública.

También podrán ser financiados con dichos recursos, en el marco de lo dispuesto por el artículo 337 de la Constitución Política y los tratados e instrumentos internacionales vigentes, los valores que se determinen en cabeza del Estado colombiano por las atenciones iniciales de urgencia que sean prestadas a los nacionales colombianos en el territorio extranjero de zonas de frontera con Colombia, al igual que las atenciones iniciales de urgencia prestadas en el territorio colombiano a los nacionales de los países fronterizos, de conformidad con la reglamentación que para el efecto expida el Gobierno nacional.

Los excedentes de los recursos de que trata el artículo 2.6.1.4.1.1 del Decreto 780 de 2016, con corte a 31 de diciembre de 2022, serán incorporados en el presupuesto de la Administradora de los Recursos del Sistema General de Seguridad Social en Salud (ADRES), y se destinarán a la financiación del aseguramiento en salud.

ARTÍCULO 46o. Las entidades responsables de la reparación integral a la población víctima del conflicto armado del orden nacional darán prioridad en la ejecución de sus respectivos presupuestos, a la atención de dicha población y, en especial, a la población en situación de desplazamiento forzado y a la población étnica víctima de desplazamiento, beneficiarios de sentencias de restitución de tierras, en cumplimiento de la Ley 1448 de 2011, la Ley 2078 de

2021 y a lo ordenado por la Corte Constitucional en la Sentencia T-025 de 2004 y sus Autos de Seguimiento.

Estas entidades deberán atender prioritariamente, todas las solicitudes de Ayuda Humanitaria de Emergencia y Transición constituyendo estas un título de gasto prevalente sobre las demás obligaciones de la entidad y para garantizar sostenibilidad a los procesos de restitución de tierras.

ARTÍCULO 47o. Durante la vigencia de 2023, con el fin de verificar los avances en la implementación de la Ley 1448 de 2011 y los Decretos Ley Étnicos 4633, 4634 y 4635 de 2011 modificados por la Ley 2078 de 2021, las entidades encargadas de ejecutar la política de víctimas, especificarán en el Sistema Integrado de Información Financiera (SIIF) Nación, en el Sistema Unificado de Inversiones y Finanzas Públicas (SUIFP), y en los demás aplicativos que para este propósito determinen el Ministerio de Hacienda y Crédito Público y el Departamento Nacional de Planeación, los rubros que dentro de su presupuesto destinan a este fin y remitirán a la Unidad para la Atención y Reparación Integral a las Víctimas los listados de la población beneficiada de las medidas de atención, asistencia y reparación integral previstas para la población víctima del conflicto armado.

ARTÍCULO 48o. Bajo la coordinación de la Unidad para la Atención y Reparación Integral a las Víctimas y el Departamento Nacional de Planeación, los órganos que integran el Presupuesto General de la Nación encargados de las iniciativas en el marco de la política pública de asistencia, atención y reparación integral a la población víctima, adelantarán la focalización y municipalización indicativa del gasto de inversión destinado a dicha población, en concordancia con la Ley 1448 de 2011, prorrogada por la Ley 2078 de 2021 y la reglamentación vigente.

La focalización y territorialización indicativas procurarán la garantía del goce efectivo de los derechos de las víctimas y tendrán en cuenta las características heterogéneas y las capacidades institucionales de las entidades territoriales.

ARTÍCULO 49o. Los recursos del Fondo para la Rehabilitación, Inversión y Lucha contra el Crimen Organizado (Frisco), en la presente vigencia fiscal serán transferidos a la Nación por la Sociedad de Activos Especiales (SAE) S.A.S., a la Dirección General de Crédito Público y Tesoro Nacional del Ministerio de Hacienda y Crédito Público, de acuerdo con lo establecido en los Documentos Conpes 3412 de 2006, 3476 de 2007 y 3575 de 2009.

ARTÍCULO 50o. Sin perjuicio de la responsabilidad fiscal y disciplinaria a que haya lugar, cuando en vigencias anteriores no se haya realizado el pago de obligaciones adquiridas con las formalidades previstas en el Estatuto Orgánico del Presupuesto y demás normas que regulan la materia, y sobre los mismos no se haya constituido la reserva presupuestal o la cuenta por pagar correspondiente, se podrá hacer el pago bajo el concepto de "Pago de Pasivos Exigibles - Vigencias Expiradas".

También procederá la operación prevista en el inciso anterior, cuando el pago no se hubiere realizado pese a haberse constituido oportunamente la reserva presupuestal o la cuenta por pagar en los términos del artículo 89 del Estatuto Orgánico del Presupuesto.

El mecanismo previsto en el primer inciso de este artículo también procederá cuando se trate del cumplimiento de una obligación originada en la ley, exigible

en vigencias anteriores, aun sin que medie certificado de disponibilidad presupuestal ni registro presupuestal.

Cuando se cumpla alguna de las anteriores condiciones, se podrá atender el gasto de "Pago Pasivos Exigibles - Vigencias Expiradas", a través del rubro presupuestal correspondiente de acuerdo con el detalle del anexo del decreto de liquidación. Al momento de hacerse el registro presupuestal deberá dejarse consignada la expresión "Pago Pasivos Exigibles - Vigencias Expiradas". Copia del acto administrativo que ordena su pago deberá ser remitido a la Contraloría General de la República.

En todo caso, el jefe del órgano respectivo certificará previamente el cumplimiento de los requisitos señalados en este artículo.

Lo preceptuado en el presente artículo no aplica cuando se configuren como hechos cumplidos.

PARÁGRAFO. Este artículo también aplicará para las Empresas Industriales y Comerciales del Estado y las Sociedades de Economía Mixta asimiladas a estas, donde la Nación tenga una participación del 90 por ciento o más.

ARTÍCULO 51o. Las asignaciones presupuestales del Fondo Único de Tecnologías de la Información y las Comunicaciones, incluye los recursos necesarios para cubrir los gastos de funcionamiento en que incurra el Operador Postal Oficial por la Prestación del servicio postal universal y la franquicia postal, el Proveedor de Redes y Servicios de telecomunicaciones por la prestación de los servicios de franquicia telegráfica. En el caso de las franquicias postal y telegráfica, el pago se realizará en relación con los servicios que se presten a los órganos beneficiarios que hacen parte del Presupuesto General de la Nación.

El Fondo Único de TIC efectuará la transferencia de recursos al Operador Postal por la prestación de los servicios de la franquicia postal y/o el proveedor de redes y servicios de telecomunicaciones que efectivamente haya prestado el servicio de telegrafía. El receptor de la transferencia expedirá el respectivo paz y salvo a la entidad beneficiaria de los servicios correspondientes a las franquicias postal y/o telegráfica tan pronto como reciba los recursos.

Los recursos a que se refiere el numeral 8 del artículo 35 de la Ley 1341 de 2009, modificado por el artículo 22 de la Ley 1978 de 2019, para financiar gastos de funcionamiento del Ministerio de las Tecnologías de la Información y las Comunicaciones, serán transferidos por el Fondo Único de Tecnologías de la Información y las Comunicaciones a la Dirección General de Crédito Público y Tesoro Nacional.

PARÁGRAFO 1o. El Fondo Único de TIC podrá pagar con cargo a las apropiaciones de la vigencia fiscal de 2023, las obligaciones causadas en el último trimestre de la vigencia 2022 por concepto de servicio postal universal, y franquicias postal y/o telegráfica de que trata el presente artículo.

PARÁGRAFO 2o. El Fondo Único de TIC podrá destinar los dineros recibidos por la contraprestación de que trata el artículo 14 de la Ley 1369 de 2009, para financiar el servicio postal universal y los gastos de vigilancia y control de los operadores postales.

ARTÍCULO 52o. El respaldo presupuestal a cargo de la Nación frente a los títulos que emita Colpensiones para amparar el 20% correspondiente a la Nación del subsidio, o incentivo periódico de los BEPS en el caso de indemnización sustitutiva o devolución de aportes de que trata la Ley 1328 de 2009, considerarán las disponibilidades fiscales de la Nación que sean definidas por el Confis.

Dichos títulos se podrán programar en el Presupuesto General de la Nación hasta por el monto definido en el Marco de Gasto de Mediano Plazo del sector en la vigencia fiscal en la cual se deba realizar su pago, es decir, a los tres años de la emisión del título.

ARTÍCULO 53o. Las entidades que hacen parte del Presupuesto General de la Nación que celebren contratos y convenios interadministrativos con entidades del orden territorial, y en donde se ejecuten recursos de partidas que correspondan a inversión regional, exigirán que para la ejecución de dichos proyectos, la entidad territorial publique previamente el proceso de selección que adelante en el Sistema Electrónico para la Contratación Pública (SECOP), y solo se podrán contratar con Pliegos Tipo establecidos por el Gobierno nacional.

ARTÍCULO 54o. Los pagos por menores tarifas del sector eléctrico y de gas que se causen durante la vigencia de la presente ley, podrán ser girados por el Ministerio de Minas y Energía, con base en la proyección de costos realizada con la información aportada por los prestadores del servicio, o a falta de ella, con base en la información disponible. Los saldos que a 31 de diciembre de 2023 se generen por este concepto se atenderán con cargo a las apropiaciones de la vigencia fiscal siguiente.

El Ministerio de Minas y Energía podrá con cargo a los recursos disponibles apropiados para el efecto, pagar los saldos que por este concepto se hubieren causado en vigencias anteriores.

ARTÍCULO 55o. La Nación, a través de la Oficina de Bonos Pensionales del Ministerio de Hacienda y Crédito Público y la Administradora Colombiana de Pensiones - Colpensiones, en virtud del artículo 2.2.16.7.25 del Decreto 1833 de 2016, podrán compensar deudas recíprocas por concepto de Bonos Pensionales Tipo A, pagados por la Nación por cuenta de Colpensiones, y obligaciones exigibles a cargo de la Nación, a favor de Colpensiones, por concepto de Bonos pensionales Tipo B y T, sin afectación presupuestal. Para tal efecto, será suficiente que las entidades, lleven a cabo los registros contables a que haya lugar. En el evento, en el que una vez efectuada la compensación, subsistan obligaciones a cargo de la Nación y/o Colpensiones, corresponderá a la entidad deudora, estimar e incluir en el presupuesto de cada vigencia fiscal, la apropiación presupuestal con los recursos necesarios, con el fin de efectuar los pagos de las obligaciones a su cargo.

ARTÍCULO 56o. Las entidades responsables del Sistema Penitenciario y Carcelario del país del orden nacional, darán prioridad en la ejecución con sus respectivos presupuestos, a la atención integral de la población penitenciaria y carcelaria, en cumplimiento de las Sentencias T-388 de 2013 y T-762 de 2015 de la Corte Constitucional.

ARTÍCULO 57o. De acuerdo con lo establecido en el artículo 255 de la Ley 1753 de 2015, la progresividad en la compensación del impuesto predial a los municipios donde existen territorios colectivos de comunidades negras, para el

año 2023 será de hasta el 95% del valor a compensar, teniendo en cuenta para su liquidación el valor del avalúo para la vigencia fiscal 2022 certificado por la autoridad competente, por la tarifa promedio ponderada determinada por el respectivo municipio.

El porcentaje dejado de compensar no es acumulable para su pago en posteriores vigencias fiscales.

ARTÍCULO 58o. Con el ánimo de garantizar el derecho al pago oportuno de las mesadas pensionales, Colpensiones podrá recurrir a los recursos de liquidez propios con el propósito de atender el pago de las obligaciones establecidas en los artículos 137 y 138 de la Ley 100 de 1993. Estos recursos serán devueltos por la Nación a Colpensiones, bajo los términos y condiciones acordados por las partes.

ARTÍCULO 59o. ACCIÓN DE REPETICIÓN. Las entidades públicas obligadas a ejercer la acción de repetición contenida en el artículo 4o de la Ley 678 de 2001, semestralmente reportarán para lo de su competencia a la Contraloría General de la República y a la Procuraduría General de la Nación, acerca de cada uno de los fallos judiciales pagados con dineros públicos durante el período respectivo, anexando la correspondiente certificación del Comité de Conciliación, donde conste el fundamento de la decisión de iniciar o no, las respectivas acciones de repetición.

Así mismo, dentro de los dos (2) meses siguientes a la decisión del Comité de Conciliación, se remitirán a los organismos de control mencionados en el acápite anterior, las constancias de radicación de las respectivas acciones ante el funcionario judicial competente.

PARÁGRAFO. Lo dispuesto en el presente artículo tendrá efecto para todos los fallos que se hayan pagado a la entrada en vigencia de la presente ley y que aún no hayan sido objeto de acción de repetición.

ARTÍCULO 60o. Con el propósito de evitar una doble presupuestación, la Superintendencia de Notariado y Registro girará directamente los recaudos de la Ley 55 de 1985 por concepto de los ingresos provenientes de los derechos por registro de instrumentos públicos y otorgamiento de escrituras en los porcentajes que establece la normativa vigente a la Rama Judicial, la Fiscalía, USPEC, Ministerio de Justicia y del Derecho y el ICBF, con cargo a los valores presupuestados en cada una de ellas, con esta fuente. La Superintendencia hará los ajustes contables a que haya lugar.

ARTÍCULO 61o. El Ministerio de Minas y Energía reconocerá las obligaciones por consumo de energía hasta por el monto de las apropiaciones de la vigencia fiscal, financiadas con los recursos del Fondo de Energía Social (FOES). Por tanto, los prestadores del servicio público de energía, no podrán constituir pasivos a cargo de la Nación que correspondan a la diferencia resultante entre el porcentaje señalado por el artículo 190 de la Ley 1753 de 2015 y lo efectivamente reconocido.

ARTÍCULO 62o. Los gastos en que incurra el Ministerio de Educación Nacional para la realización de las actividades de control, seguimiento y cobro de valores adeudados, para adelantar el proceso de verificación y recaudo de la contribución parafiscal prevista en la Ley 1697 de 2013, se realizarán con cargo a los recursos

depositados en el Fondo Nacional de Universidades Estatales de Colombia, para lo cual se harán los correspondientes registros presupuestales.

ARTÍCULO 63o. La Nación podrá emitir bonos en condiciones de mercado u otros títulos de deuda pública para pagar las obligaciones financieras a su cargo causadas o acumuladas, para sanear los pasivos correspondientes a las cesantías de las universidades estatales a que se refiere el artículo 88 de la Ley 30 de 1992, del personal administrativo y docente no acogidos al nuevo régimen salarial. Igualmente, podrá emitir bonos pensionales de que trata la Ley 100 de 1993, en particular para las universidades estatales.

Así mismo, durante la presente vigencia fiscal la Nación podrá reconocer y pagar, bien sea con cargo al servicio de deuda del Presupuesto General de la Nación o mediante la emisión de Títulos de Tesorería TES Clase B, los bonos pensionales a su cargo de que trata la Ley 100 de 1993 y su Decreto 1833 de 2016, compilatorio de las normas del Sistema General de Pensiones. Cuando se emitan TES clase B para atender el pago de los bonos pensionales a cargo de la Nación que se hayan negociado de acuerdo con el artículo 12 del Decreto 1299 de 1994 en el mercado secundario, podrán ser administrados por la Dirección General de Crédito Público y Tesoro Nacional en una cuenta independiente, con el objetivo de suministrar la respectiva liquidez. El Ministerio de Hacienda y Crédito Público, mediante acto administrativo establecerá los parámetros aplicables a las operaciones de las que trata este inciso.

La Nación podrá reconocer como deuda pública las obligaciones a cargo de la Agencia Nacional de Infraestructura y del Instituto Nacional de Vías, surgidas de los contratos de concesión por concepto de sentencias y conciliaciones hasta por doscientos cincuenta mil millones de pesos ($250.000.000.000); en estos casos serán reconocidas mediante la emisión de bonos u otros títulos de deuda pública en condiciones de mercado, para lo cual deberá surtirse el procedimiento previsto en el artículo 29 de la Ley 344 de 1996 y sus normas reglamentarias, en lo pertinente.

La responsabilidad por el pago de las obligaciones a que hace referencia el inciso anterior es de la Agencia Nacional de Infraestructura y del Instituto Nacional de Vías, según corresponda.

PARÁGRAFO. La emisión de los bonos o títulos de que trata el presente artículo no implica operación presupuestal y solo debe presupuestarse para efectos de su redención y pago de intereses. El mismo procedimiento se aplicará a los bonos que se expidan en cumplimiento del artículo 29 de la Ley 344 de 1996. La Agencia Nacional de Infraestructura y el Instituto Nacional de Vías al hacer uso de este mecanismo solo procederán con los registros contables que sean del caso para extinguir dichas obligaciones en virtud de los acuerdos de pago que suscriban con el Ministerio de Hacienda y Crédito Público.

ARTÍCULO 64o. Las partidas del Presupuesto General de la Nación con destino al Fondo de Protección de Justicia de que trata el Decreto 200 de 2003 y las normas que lo modifiquen o adicionen, quedan incorporadas en la Rama Judicial Consejo Superior de la Judicatura, Fiscalía General de la Nación, Procuraduría General de la Nación y Ministerio del Interior.

ARTÍCULO 65o. DEL FUNCIONAMIENTO Y DESARROLLO DEL FONDO PARA LA DEFENSA DE LOS DERECHOS E INTERESES COLECTIVOS. Con base en lo dispuesto en la Ley 472 de 1998, la Defensoría del Pueblo financiará

el funcionamiento del Fondo con el producto de los rendimientos financieros del capital de dicho Fondo.

ARTÍCULO 66o. ADMINISTRACIÓN Y FUNCIONAMIENTO DEL SISTEMA NACIONAL DE DEFENSORÍA PÚBLICA. Con base en la transferencia realizada para el desarrollo del Sistema Nacional de Defensoría Pública, serán imputables a la misma los gastos de funcionamiento que garanticen el debido desarrollo de los postulados previstos en la Ley 941 de 2005, con base en el principio de programación integral previsto en el artículo 17 del Estatuto Orgánico del Presupuesto.

ARTÍCULO 67o. Cuando existan rendimientos financieros generados por el Fondo de Devolución de Armas, dichos recursos serán incorporados en la Sección Presupuestal 1501 Ministerio de Defensa Nacional, como fuente de ingreso Fondos Especiales (Fondos Internos), los cuales serán utilizados de acuerdo con lo establecido en el Estatuto Orgánico del Presupuesto.

ARTÍCULO 68o. El Gobierno nacional a través del Ministerio de Hacienda y Crédito Público, complementará recursos al Fondo para el Desarrollo Integral del Distrito Especial de Buenaventura, para la implementación del Plan Especial para el Desarrollo Integral del Distrito de Buenaventura, de conformidad con lo establecido por la Ley 1872 de 2017.

Durante la vigencia de la presente ley, la financiación de los proyectos de inversión será definida de conformidad con los avances en la formulación y viabilización de los proyectos.

ARTÍCULO 69o. Las operaciones de cobertura previstas en los artículos 129 de la Ley 2010 de 2019 - Fondo de Estabilización del Ingreso Fiscal- y 33 de la Ley 1955 de 2019 -Fondo de Estabilización de Precios de los Combustibles- se podrán estructurar, contratar y ejecutar en forma conjunta, como parte de un programa integral de mitigación de los riesgos fiscales derivados de las fluctuaciones de los precios del petróleo, los combustibles líquidos y la tasa de cambio del peso colombiano por el dólar estadounidense. Los costos generados por la ejecución de dichas operaciones se podrán asumir con cargo al servicio de la deuda pública del Presupuesto General de la Nación cuando los recursos disponibles en dichos fondos sean insuficientes.

Las operaciones de cobertura de que trata el presente artículo se podrán administrar por la Dirección General de Crédito Público y Tesoro Nacional a través de cuentas independientes mientras son incorporadas a los fondos respectivos. En caso de percibirse recursos en virtud de las operaciones de cobertura, estos podrán ser incorporados en los estados financieros del Fondo de Estabilización del Ingreso Fiscal - FEIF para posterior utilización de los mismos.

ARTÍCULO 70o. VERIFICACIÓN DEL REGISTRO DE PROYECTOS FINANCIADOS O COFINANCIADOS. Para la correspondiente asignación de recursos de la Nación que cofinancian proyectos en cualquier nivel de gobierno, los órganos que son una sección dentro del Presupuesto General de la Nación deberán verificar que los proyectos cofinanciados estén registrados en el Banco Nacional de Programas y Proyectos administrado por el Departamento Nacional de Planeación.

Lo dispuesto en el inciso anterior también aplica en los eventos en que la financiación o cofinanciación la realicen los órganos del Presupuesto General de la Nación a través de fiducias, encargos fiduciarios y/o patrimonios autónomos.

ARTÍCULO 71o. ADQUISICIÓN DE DIVISAS PARA LA EJECUCIÓN PRESUPUESTAL DEL SERVICIO DE DEUDA EXTERNA. A fin de fijar el valor definitivo de las apropiaciones necesarias para atender el servicio de la deuda externa frente a posibles variaciones en las tasas de cambio, se autoriza a la Dirección General de Crédito Público y Tesoro Nacional del Ministerio de Hacienda y Crédito Público, para que con la orden de afectación presupuestal pueda adquirir las divisas necesarias que permitan la ejecución presupuestal correspondiente al servicio de deuda externa del Presupuesto General de la Nación, registrando las obligaciones presupuestales a la tasa de cambio vigente a la fecha de la afectación presupuestal.

Para atender los pagos requeridos del servicio de deuda externa, la Dirección General de Crédito Público y Tesoro Nacional podrá conformar los portafolios en divisas que requiera con los recursos derivados de la afectación presupuestal correspondiente.

ARTÍCULO 72o. ASISTENCIA Y REPRESENTACIÓN JUDICIAL DE ENTIDADES PÚBLICAS. Dentro del marco de colaboración armónica que debe orientar las actuaciones administrativas de las distintas autoridades y entidades del Estado, y con el fin de reducir costos de desplazamientos y gastos judiciales, se tendrán en cuenta las siguientes consideraciones:

a) Cuando varias entidades de la administración pública tanto del orden nacional como territorial, actúen como demandantes o demandadas dentro de un proceso judicial, podrán de común acuerdo con los apoderados judiciales que uno de ellos tome la representación judicial de las restantes para la comparecencia de las audiencias que dentro del respectivo proceso hayan sido convocadas o por ley deban asistir. Para tal efecto la entidad encomendada a asumir la representación judicial para la audiencia correspondiente, estará en capacidad y queda facultada para disponer uno de sus apoderados o funcionarios que reciba los poderes que se requieran.

b) En materia de cobro de costas judiciales en que varias entidades de la Rama Ejecutiva, entre ellas el Ministerio de Hacienda y Crédito Público, sean beneficiarias de los mismos, el recaudo de la totalidad de ellas estará a cargo de Ministerio de Hacienda y Crédito Público quien queda facultado para iniciar los cobros judiciales o extrajudiciales respectivos. Cuando las costas incluyan agencias en derecho las mismas se entenderán a favor de la entidad pública y no del apoderado que las representa.

Sin perjuicio de lo dispuesto en el literal a) del presente artículo, las entidades podrán a través de la modalidad de teletrabajo, representar y vigilar los procesos en las diferentes zonas del país.

ARTÍCULO 73o. INCORPORACIÓN DE RECURSOS ENTIDADES TERRITORIALES AL FONDO DE LA REGISTRADURÍA PARA EL EJERCICIO DE LOS MECANISMOS DE PARTICIPACIÓN CIUDADANA. Para la vigencia del 2023 el Fondo Rotatorio de la Registraduría Nacional del Estado Civil, a través de convenios, podrá recibir los recursos que aporten las entidades territoriales para la financiación de mecanismos de participación ciudadana, en

virtud de los principios de colaboración armónica y autonomía territorial, en coordinación con la Registraduría Nacional del Estado Civil.

Con dichos recursos, se atenderán los gastos correspondientes a la financiación de mecanismos de participación ciudadana solicitados por las entidades territoriales, previo recaudo de los aportes de la entidad territorial solicitante, y en el monto que se reciba por parte de la entidad territorial solicitante.

ARTÍCULO 74o. OBLIGACIÓN DE REPORTE - BONOS TEMÁTICOS SOBERANOS. Sin perjuicio de las obligaciones de reporte ya existentes, las entidades ejecutoras del Presupuesto General de la Nación (PGN) que tengan transferencias o proyectos seleccionados para hacer parte de los portafolios de bonos temáticos de acuerdo a los marcos de referencia a los que se refiere el artículo 4o de la Ley 2073 de 2020, deberán proveer al Ministerio de Hacienda y Crédito Público y el Departamento Nacional de Planeación, cada 6 meses una vez emitido el bono temático la información necesaria para realizar los reportes a los inversionistas, tales como indicadores de impacto, desempeño y controversias ambientales, sociales o de gobernanza que se presenten en estos gastos o proyectos.

ARTÍCULO 75o. En las Empresas Industriales y Comerciales del Estado y Sociedades de Economía Mixta con el régimen de aquellas y en las Empresas de Servicios públicos y sus subordinadas, en las cuales la participación de la Nación directamente o a través de sus entidades descentralizadas sea igual o superior al noventa por ciento y que desarrollen sus actividades bajo condiciones de competencia, la aprobación y modificación de su presupuesto, de las viabilidades presupuestales y de las vigencias futuras, corresponderá a las juntas directivas de las respectivas empresas y sociedades, sin requerirse concepto previo de ningún órgano o entidad gubernamental.

PARÁGRAFO. Estas empresas y sociedades seguirán reportando su información presupuestal a la Dirección General del Presupuesto Público Nacional y a la Dirección de Programación de Inversiones Públicas, de acuerdo con lo establecido en el artículo 93 del Estatuto Orgánico del Presupuesto.

ARTÍCULO 76o. PAGO DE OBLIGACIONES DEL FEPC. Para atender las obligaciones a cargo del Fondo de Estabilización de Precios de los Combustibles (FEPC), incluidas las causadas en vigencias anteriores, el Ministerio de Hacienda y Crédito Público realizará directamente las correspondientes transferencias. Para el efecto podrá utilizar las apropiaciones presupuestales disponibles no comprometidas o los recursos que se encuentren como saldos de caja del FEPC.

PARÁGRAFO 1o. Las obligaciones a cargo del Fondo de Estabilización de Precios a los Combustibles (FEPC), se podrán atender mediante apropiaciones de servicio de la deuda disponibles no comprometidas. También se podrán compensar con cargo a los dividendos decretados por Ecopetrol S.A a favor de la Nación, las obligaciones liquidadas del FEPC con el Grupo Ecopetrol, sin que ello implique un movimiento de efectivo para las partes.

PARÁGRAFO 2o. En el año 2023, el Gobierno nacional podrá utilizar, previa evaluación, el excedente de dividendos neto por la vigencia 2022 a transferir de Ecopetrol S.A a la Nación como socio mayoritario, para compensar las deudas del Fondo de Estabilización de Precios de los Combustibles (FEPC) con el Grupo Ecopetrol, sin que para esto se requiera operación presupuestal. Dicha operación deberá ser presentada ante el Consejo Nacional de Política Económica y Social

(Conpes) para su recomendación, en el marco del artículo 97 del Decreto 111 de 1996 - Estatuto Orgánico de Presupuesto.

Para efectos de lo establecido en el presente parágrafo, se entenderá por excedente de dividendos la diferencia entre aquellos dividendos efectivamente causados por las utilidades del ejercicio y los dividendos que resultarían del nivel de precio del petróleo que defina el Ministerio de Hacienda y Crédito Público, entidad que efectuará el ejercicio de cálculo.

ARTÍCULO 77o. CREACIÓN SECCIÓN PRESUPUESTAL ENTES AUTÓNOMOS UNIVERSITARIOS ESTATALES - UNIVERSIDADES PÚBLICAS. En cumplimiento de la sentencia C-346 de 2021 proferida por la Corte Constitucional, las apropiaciones presupuestales se asignan en la sección presupuestal 2257 denominada "Entes autónomos universitarios estatales – Universidades Públicas", en la cual se incorporan los montos totales de gastos de funcionamiento e inversión que la Nación transfiere a cada uno de estos entes autónomos. El gasto de funcionamiento e inversión de cada universidad está contenido en el anexo que forma parte de la presente ley.

En el caso de los recursos de inversión de que trata el artículo 86 de la Ley 30 de 1992, cada ente autónomo universidad pública deberá tener registrado un proyecto de inversión en el Banco de Proyectos de Inversión Nacional -BPIN.

PARÁGRAFO. En el anexo del decreto de liquidación del Presupuesto General de la Nación dentro de la sección presupuestal "Entes autónomos universitarios estatales – Universidades Públicas", cada Universidad se identificará como una unidad ejecutora solo para lo relacionado con la gestión presupuestal del giro de dichos recursos y realizará el registro de su ejecución presupuestal en el Sistema Integrado de Información Financiera -SIIF Nación para la transferencia de los recursos a sus tesorerías, para lo cual se garantizará el PAC sin necesidad de solicitud, atendiendo la respectiva autonomía presupuestal sin que por ello sean considerados como establecimientos públicos.

Si hay lugar a ajustes en la liquidación de los aportes de la Nación en cada unidad ejecutora, éstos se realizarán en el presupuesto de la vigencia siguiente.

Lo previsto en este artículo solo aplicará en lo relacionado con la gestión presupuestal del gasto para el giro de dichos recursos, sin perjuicio de la autonomía universitaria para planear, programar, apropiar, ejecutar y modificar sus presupuestos.

ARTÍCULO 78o. Para atender los pasivos en salud de la atención de la emergencia ocasionada por el COVID-19, la Nación - Ministerio de Hacienda y Crédito Público podrá utilizar sus apropiaciones presupuestales disponibles no comprometidas.

PARÁGRAFO. La Nación podrá reconocer y pagar mediante el servicio a la deuda los pasivos en salud de la atención de la emergencia ocasionada por el COVID-19 causados en vigencias anteriores.

ARTÍCULO 79o. Con el fin de garantizar la sostenibilidad financiera y la continuidad del objeto misional del Fondo Empresarial de la Superintendencia de Servicios Públicos Domiciliarios (FESSPD), durante la vigencia 2023 las obligaciones del FESSPD derivados de las operaciones de crédito con el Fondo de Sostenibilidad Financiera del Sector Eléctrico -FONSE y de éste con la nación

no generarán intereses de mora y las acciones de cobro quedan suspendidas hasta que se establezca un mecanismo de pago viable fiscal y financiero para atender los saldos adeudados.

ARTÍCULO 80o. El Ministerio de Comercio, Industria y Turismo contratará con cargo a los recursos del Fondo Nacional del Turismo - FONTUR, la administración y operación del patrimonio autónomo autorizado por la Ley. Los recursos del Impuesto al Turismo que administra este Fondo se presupuestarán como una transferencia en dicho Ministerio, no requiriéndose la presupuestación del FONTUR en el Presupuesto General de la Nación.

ARTÍCULO 81o. Para efectos de la distribución de los criterios que utilicen datos censales del Sistema General de Participaciones para las once doceavas de la vigencia de aplicación de la presente ley, se garantizará a todos los beneficiarios como mínimo el 80% de lo asignado por concepto de las once doceavas de la vigencia anterior.

PARÁGRAFO. Los criterios de eficiencia de las Participaciones para Propósito General, Agua Potable y Saneamiento Básico, el Subcomponente de Salud Pública de la Participación para Salud y la Asignación Especial para Programas de Alimentación Escolar, así como, la distribución de la Participación para Educación, el Subcomponente de Subsidio a la Oferta de la Participación para Salud y la Asignación Especial del 2.9% al Fondo Nacional de Pensiones de las Entidades Territoriales - FONPET del Sistema General de Participaciones, se exceptúan de la medida contemplada en el presente artículo.

ARTÍCULO 82o. En los presupuestos del Ministerio de Hacienda y Crédito Público y del Departamento Nacional de Planeación se incluirá una apropiación con el objeto de atender los gastos para la prevención y atención de desastres, Atención, Asistencia y Reparación Integral a las Víctimas del Conflicto Armado Interno, así como para financiar programas y proyectos de inversión que se encuentren debidamente registrados en el Banco Nacional de Programas y Proyectos, de conformidad con el artículo 68 del Estatuto Orgánico del Presupuesto, sin cambiar su destinación y cuantía, en los términos de la Sentencia C-006 de 2012 de la Corte Constitucional.

PARÁGRAFO. Se podrán efectuar distribuciones dentro del proceso de ejecución presupuestal para la financiación de proyectos que se encuentren registrados en el Banco Nacional de Programas y Proyectos, sin cambiar su destinación y cuantía, con el fin de promover el crecimiento económico, el desarrollo territorial y el fortalecimiento de los programas sociales.

ARTÍCULO 83o. Los certificados de libertad y tradición por no corresponder a derechos de registro de instrumentos públicos, serán excluidos para dar cumplimiento a lo establecido en los artículos 13 y 13A de la Ley 55 de 1985.

ARTÍCULO 84o. Los recursos recaudados por concepto de peajes en vías de la red vial nacional no concesionada, serán invertidos por el Instituto Nacional de Vías en la rehabilitación, conservación y mantenimiento de la vía objeto del peaje y, cuando esta cumpla con los estándares técnicos requeridos, los recursos remanentes resultantes podrán destinarse por este Instituto a la rehabilitación, conservación y mantenimiento de vías de la red vial nacional no concesionada en el o los departamentos de origen de los recursos.

ARTÍCULO 85o. Además de las entidades a las que se refiere el parágrafo del artículo 14 de la Ley 143 de 1994, para el año 2023, la Agencia Nacional de Hidrocarburos – ANH sufragará el presupuesto de la UPME en las mismas condiciones señaladas en dicho artículo.

ARTÍCULO 86o. SUBSIDIOS DE ENERGÍA ELÉCTRICA Y GAS. Los subsidios establecidos en el artículo 3 de la Ley 1117 de 2006, prorrogados a su vez por el artículo 1 de Ley 1428 de 2010, además por el artículo 76 de la Ley 1739 de 2014, por el artículo 17 de la Ley 1753 de 2015 y por el artículo 297 de la Ley 1955 de 2019 se prorrogan, como máximo, hasta el 31 diciembre de 2023.

PARÁGRAFO. Buscando la eficiencia de los recursos presupuestales destinados para financiar subsidios de energía eléctrica y gas a usuarios de menores ingresos, se implementarán medidas que permitan el cruce entre la estratificación y la información socioeconómica de los usuarios como parámetro de focalización del subsidio.

ARTÍCULO 87o. A efectos de dar cabal cumplimiento al artículo 3° de la Ley 1896 de 2018, aprópiense a través del Ministerio de Hacienda y Crédito Público, los recursos necesarios $5.8 mm, para atender el proceso de nivelación salarial que viene en marcha para los empleados de planta del H. Congreso de la República que no están vinculados a la Unidades de Trabajo Legislativo, recursos que se adicionarán en gastos de funcionamiento de las respectivas corporaciones y serán repartidos en partes iguales tanto en la Cámara de Representantes, como en el H. Senado de la República.

ARTÍCULO 88o. Las instituciones de educación superior públicas que reciban aportes del Sistema General de Participaciones, del Sistema General de Regalías y de los ingresos corrientes de la nación, presentarán un informe sobre la situación financiera y la ejecución presupuestal de estos recursos a las Comisiones económicas conjuntas del Congreso de la República.

Los informes serán presentados el último día del mes de mayo y el último día del mes de octubre del año en vigencia.

ARTÍCULO 89o. Las entidades responsables del cumplimiento de lo ordenado en la Sentencia T-302 de 2017, que declara "la existencia de un estado de cosas inconstitucional en relación con el goce efectivo de los derechos fundamentales a la alimentación, a la salud, al agua potable y a la participación de los niños y niñas del pueblo Wayuu", darán prioridad en la ejecución de sus respectivos presupuestos para que las obligaciones emanadas, beneficien a la población objetivo.

Estas entidades deberán atender prioritariamente, todas las solicitudes de ayuda y transición constituyendo estas, en el título de gasto prevalente sobre las demás obligaciones de la entidad.

ARTÍCULO 90o. SUBSIDIO DE ENERGÍA PARA RIEGO. La Nación asignará un monto de recursos destinados a cubrir el valor correspondiente a un porcentaje del cincuenta (50%) del costo de la energía eléctrica y gas natural que consuman los distritos de riego administrados por el Estado o por las asociaciones de usuarios debidamente reconocidos por el Ministerio de Agricultura y Desarrollo Rural o los usuarios de sistemas de riego de facturación individual que se encuentren por fuera de distritos de riego, que utilicen esquemas de obtención de agua tales como pozos profundos, por gravedad o

aspersión, con la utilización de equipos electromecánicos para su operación, debidamente comprobado por las empresas prestadoras del servicio respectivo.

PARÁGRAFO 1o. Para el caso de los usuarios de riego cuya facturación sea individual este beneficio se otorgará solo para aquellos que no posean más de cincuenta (50) hectáreas.

PARÁGRAFO 2o. Para efectos de la clasificación de los usuarios del servicio de energía eléctrica y gas natural, según la Ley 142 de 1994, la utilización de estos servicios para riego dirigido a la producción agropecuaria se clasificará dentro de la clase especial, la cual no pagará contribución. Además, con el objeto de comercializar la energía eléctrica y el gas natural, los usuarios de los distritos de riego, se clasificarán como usuarios no regulados.

PARÁGRAFO 3o. Este subsidio tendrá vigencia a partir del 1 de enero del año 2023. El Gobierno Nacional deberá asignar los recursos que corresponden en el primer bimestre de cada año y reglamentará la asignación de estos subsidios dentro de los dos (2) meses siguientes a la promulgación de la Ley del Presupuesto General de la Nación.

ARTÍCULO 91o. Para Garantizar un mayor control presupuestal, los ministerios, los departamentos administrativos, las instituciones de educación pública y demás entes administrativos que reciban aportes del Presupuesto General de la Nación, radicarán cada cuatro meses a las Comisiones Económicas Cuartas y Terceras de Cámara y Senado del Congreso de la República, un informe detallado sobre su situación financiera y la ejecución presupuestal (funcionamiento e inversión).

ARTÍCULO 92o. Con el fin de que la Registraduría Nacional del Estado Civil adelante el fortalecimiento, la actualización e implementación de la plataforma tecnológica que soporta el sistema de identificación y el registro civil en línea, los gastos que demanden los proceso electorales, y la construcción, ampliación y adquisición de sedes para la Registraduría Nacional del Estado Civil, autorícese al Ministerio de Hacienda y Crédito Público a efectuar distribuciones dentro del proceso de ejecución presupuestal y, de ser necesario, a tramitar las vigencias futuras a que haya lugar, para adelantar estos programas en la vigencia fiscal 2023.

ARTÍCULO 93o. Con cargo a los recursos del Sistema General de Participaciones del sector educación de la vigencia 2023, se podrá financiar las obligaciones laborales causadas y pendientes de pago de la vigencia 2022 que correspondan a contribuciones de nómina, aportes patronales con destino al FOMAG y parafiscales.

ARTÍCULO 94o. La nación, a través del Ministerio de Hacienda y Crédito Público, podrá autorizar a las entidades territoriales que tengan rentas pignoradas a su favor con ocasión de obligaciones surgidas por operaciones de crédito público, la suspensión de dicha pignoración durante la vigencia fiscal 2023, con el propósito de que las rentas liberadas pueden ser destinadas por las entidades territoriales a atender los sectores afectados por las emergencias sanitarias originadas en la pandemia del COVID 19.

La autorización y destinación de que trata el inciso anterior solo será aplicable durante la vigencia referida, tras lo cual la pignoración de las rentas y su destinación retornará a su estado anterior. Para tal efecto, se podrán suscribir los

actos administrativos o contractuales necesarios para la materialización de esa autorización.

ARTÍCULO 95o. ANEXO DEL TRAZADOR PRESUPUESTAL PARA LA EQUIDAD DE LA MUJER. Las entidades del orden nacional conforme a sus competencias identificarán las partidas presupuestales tanto de funcionamiento como de inversión, de acuerdo con lo establecido en el artículo 221 de la Ley 1955 del 2019 o el artículo que haga sus veces en la ley del Plan Nacional de Desarrollo vigente, donde se pormenoricen los programas y proyectos de cada sector y el comparativo con la ejecución presupuestal de la vigencia anterior. Esta información debe formar parte del proyecto de Ley del Presupuesto General de la Nación que se presente al Congreso en la siguiente vigencia, como un anexo denominado: Anexo Gasto Presupuestal para la Equidad de la Mujer.

ARTÍCULO 96o. Durante la vigencia fiscal 2023 las obligaciones de pago de las reservas a cargo de la ARL Positiva que se encuentren insolutas y las que se deban pagar a futuro, por aquellas pensiones o reliquidaciones que no se encuentren incluidas en el cálculo actuarial aprobado en desarrollo del artículo 80 de la Ley 1753 de 2015 y su decreto reglamentario, así se hayan derivado de fallos judiciales ejecutoriados en cualquier tiempo, serán asumidos por la Nación con cargo a las apropiaciones previstas en cada vigencia a ser transferidas al Fondo de Pensiones Públicas del Nivel Nacional - Pensiones Positiva S.A.

Le corresponderá a la UGPP la elaboración del cálculo actuarial correspondiente y el ingreso a la nómina de los pensionados de estas obligaciones que serán pagadas con los recursos trasladados al FOPEP del Presupuesto General de la Nación.

ARTÍCULO 97o. Los saldos de las cuentas corrientes o de ahorro que hayan permanecido inactivas por un período mayor a un año y no superen el valor equivalente a 322 UVR, serán transferidos por las entidades financieras tenedoras, a título de mutuo al Instituto Colombiano de Crédito Educativo y Estudios Técnicos en el Exterior Mariano Ospina Pérez - ICETEX, con el fin de financiar el acceso, permanencia y graduación de las personas en la educación superior.

Los respectivos contratos de empréstito celebrados entre ICETEX y las entidades financieras para efectos de la transferencia de los saldos de las cuentas corrientes o de ahorros inactivas, solo requerirán para su perfeccionamiento y validez la firma de las partes y su publicación.

Cuando el titular del depósito solicite la activación o la cancelación del saldo inactivo ante la entidad financiera, el ICETEX reintegrará al prestamista la suma correspondiente con los rendimientos respectivos, de acuerdo con los intereses que el depósito devengaba en la entidad financiera como cuenta inactiva, de conformidad con las disposiciones vigentes.

PARÁGRAFO 1o. Los recursos que hayan sido transferidos al Ministerio de Hacienda y Crédito Público con anterioridad a la entrada en vigencia del presente artículo deberán ser transferidos al ICETEX a más tardar el 01 de enero de 2023 sin que implique operación presupuestal alguna.

PARÁGRAFO 2o. La Nación - Ministerio de Hacienda y Crédito Público deberá ceder al ICETEX los contratos celebrados con el proveedor que ostente la calidad de titular de los derechos patrimoniales de autor del aplicativo o transferirle al

ICETEX la titularidad de estos derechos, según corresponda. Lo anterior, sin perjuicio de la asesoría y apoyo técnico que deba prestar al Ministerio de Hacienda y Crédito Público al ICETEX en relación con el alcance, funcionamiento y características de la herramienta tecnológica.

PARÁGRAFO 3o. Las operaciones bancarias que se generen en cumplimiento de lo dispuesto en el presente artículo estarán exentas del gravamen a los movimientos financieros.

ARTÍCULO 98o. Durante la vigencia 2023, el Ministerio de Minas y Energía destinará recursos para promover y cofinanciar proyectos dirigidos a la prestación del servicio público de gas combustible a través del desarrollo de infraestructura del Gas Licuado de Petróleo - GLP por red a nivel nacional y masificar su uso en el sector rural y en los estratos bajos urbanos, con cargo a los recursos dispuestos en la presente vigencia para el proyecto de distribución de recursos al consumo en cilindros y proyectos de infraestructura de GLP.

ARTÍCULO 99o. APOYO AL DÉFICIT DE LOS SISTEMAS DE TRANSPORTE PÚBLICO MASIVO. Durante el año 2023 la Nación en conjunto con las entidades territoriales, establecerán esquemas de cofinanciación para atender el déficit de los sistemas integrados de transporte masivo y sistemas estratégicos de transporte. El aporte total de la Nación será hasta por $300.000 millones.

El monto máximo a cofinanciar por parte del Gobierno nacional será del cincuenta por ciento (50%) del déficit de cada sistema para la vigencia 2022, en partes iguales con la entidad territorial. Este monto deberá ser certificado por cada ente gestor de los sistemas de transporte masivo, ser aprobado por la entidad territorial y verificado por el Ministerio de Transporte. Los recursos serán girados por el Ministerio de Hacienda y Crédito Público al ente gestor de cada sistema de transporte masivo con cargo al Presupuesto General de la Nación.

En todo caso, el déficit y la distribución de los recursos deberá ser calculado de acuerdo con la metodología que determine el Ministerio de Transporte y el Ministerio de Hacienda y Crédito Público para este propósito. Para el cálculo del déficit no se tendrán en cuenta los aportes o transferencias ya realizados por las entidades territoriales, ni las fuentes de ingresos producto de desembolsos obtenidos por la contratación de créditos con el fin de aliviar la caja y lograr la continuidad en la prestación del servicio.

ARTÍCULO 100o. Los departamentos y municipios podrán destinar hasta el 15% de los fondos territoriales de seguridad (FONSET), y el Ministerio del Interior hasta el 10% del Fondo de Seguridad y Convivencia Ciudadana (FONSECON), al cumplimiento del artículo 17 de la Ley 65 de 1993.

ARTÍCULO 101o. ANEXO DEL TRAZADOR PRESUPUESTAL PARA LA EQUIDAD POBLACIONAL ETNICO RACIAL. Para la siguiente vigencia fiscal, las entidades del orden nacional conforme a sus competencias identificarán las partidas presupuestales tanto de funcionamiento como de inversión, de acuerdo con lo establecido en el artículo 219 de la Ley 1955 del 2019 o el que haga sus veces, donde se pormenoricen los programas y proyectos de cada sector. Esta información deberá formar parte del proyecto de Ley del Presupuesto General de la Nación que se presente ante el Congreso de la República en la siguiente vigencia como un anexo denominado: Anexo Gasto Presupuestal para la Equidad Poblacional Étnico Racial, para los pueblos indígenas, comunidades negras, afros, raizales, palenqueros y Rrom.

ARTÍCULO 102o. La Dirección Administrativa de la Cámara de Representantes podrá tener a su cargo el proceso de contratación de los vehículos especializados para la seguridad y protección de los servidores públicos de la misma.

La Unidad Nacional de Protección garantizará, con cargo a su presupuesto, disponer de hombres de protección para la seguridad y protección de los servidores públicos del Congreso de la República, conforme con el nivel de riesgo que se determine en el estudio de seguridad que adelante la instancia correspondiente.

ARTÍCULO 103o. La presente ley rige a partir de la fecha de su publicación y surte efectos fiscales a partir del 1 de enero de 2023.

EL PRESIDENTE DEL HONORABLE SENADO DE LA REPÚBLICA

ROY LEONARDO BARRERAS MONTEALEGRE

EL SECRETARIO GENERAL DEL HONORABLE SENADO DE LA REPÚBLICA

GREGORIO ELJACH PACHECO

EL PRESIDENTE DE LA HONORABLE CÁMARA DE REPRESENTANTES

DAVID RICARDO RACERO MAYORCA

EL SECRETARIO GENERAL DE LA HONORABLE CÁMARA DE REPRESENTANTES

JAIME LUIS LACOUTURE PEÑALOZA

LEY No. 2276

"POR LA CUAL SE DECRETA EL PRESUPUESTO DE RENTAS Y RECURSOS DE CAPITAL Y LEY DE APROPIACIONES PARA LA VIGENCIA FISCAL DEL 1° DE ENERO AL 31 DE DICIEMBRE DE 2023"

REPÚBLICA DE COLOMBIA – GOBIERNO NACIONAL

PUBLÍQUESE Y CÚMPLASE

Dada en Bogotá, D.C., a los

29 NOV 2022

EL MINISTRO DE HACIENDA Y CRÉDITO PÚBLICO,

JOSÉ ANTONIO OCAMPO GAVIRIA